Exhibit 2.1

EXECUTION VERSION

STOCK AND ASSET PURCHASE AGREEMENT

dated as of

JULY 3, 2026

by and among

JANUS BUYER, LP,

CAMELOT UK BIDCO LIMITED,

CLARIVATE ANALYTICS (UK) LIMITED

and

CAMELOT U.S. ACQUISITION LLC

TABLE OF CONTENTS

Page

ARTICLE 1

DEFINITIONS

Section 1.01.	Definitions	2
Section 1.02.	Other Definitional and Interpretative Provisions	30

ARTICLE 2

SALE AND PURCHASE

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLERS

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

ARTICLE 5

COVENANTS OF SELLERS

ARTICLE 6

COVENANTS OF BUYER AND SELLER

Section 6.01.	Confidentiality	88
Section 6.02.	Intellectual Property Matters	88
Section 6.03.	Data Processing	96
Section 6.04.	Financing	96

ARTICLE 7

COVENANTS OF BUYER AND SELLERS

ARTICLE 8

TAX MATTERS

ARTICLE 9

EMPLOYEE MATTERS

ARTICLE 10

CONDITIONS TO THE CLOSING

Section 10.01.	Conditions to Obligations of Buyer and Sellers	135
Section 10.02.	Conditions to Obligation of Buyer	135
Section 10.03.	Conditions to Obligation of Sellers	136

ARTICLE 11

TERMINATION

Section 11.01.	Grounds for Termination	137
Section 11.02.	Effect of Termination	138
Section 11.03.	Termination Fee and Related Matters	138

ARTICLE 12

SURVIVAL AND INDEMNIFICATION

ARTICLE 13

MISCELLANEOUS

Section 13.01.	Notices	148
Section 13.02.	Amendments and Waivers	149
Section 13.03.	Expenses	149
Section 13.04.	Successors and Assigns	149

Schedules and Exhibits

Disclosure Schedule

Exhibit A	Guarantee
Exhibit B	Accounting Policies & Illustrative Purchase Price Calculation
Exhibit C	Pre-Closing Restructuring Plan
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Content License Agreement
Exhibit F	Form of Data Access and Services Agreement
Exhibit G	Form of Reseller Agreement
Exhibit H	Form of Global Employee Interim Services Agreement
Exhibit I	Net Working Capital Components
Exhibit J	Excluded Current Assets & Excluded Current Liabilities
Exhibit K	Form of Seller Note
Schedule I	Purchased Subsidiaries

v

STOCK AND ASSET PURCHASE AGREEMENT

STOCK AND ASSET PURCHASE AGREEMENT (together with the annexes, schedules, appendices and exhibits hereto and as this Agreement and any of the foregoing may be amended from time to time in accordance with its terms, this “Agreement”) dated as of July 3, 2026 by and among Camelot UK Bidco Limited, a private limited liability company organized under the laws of England and Wales with company number 10267893 (“Seller Parent”), Clarivate Analytics (UK) Limited, a private limited liability company incorporated under the laws of England and Wales with company number 03940169 (“UK Seller”) and Camelot U.S. Acquisition LLC, a Delaware limited liability company (“US Seller”, and together with Seller Parent and UK Seller, the “Sellers” and each a “Seller”), and Janus Buyer, LP, a Delaware limited partnership (“Buyer”).

W I T N E S S E T H :

WHEREAS, Sellers, together with certain of their respective Subsidiaries, are engaged in the Business (as defined below);

WHEREAS, Buyer desires to purchase the Interests (as defined below) and the Purchased Assets (as defined below) and assume the Assumed Liabilities (as defined below), in each case, from Sellers and their respective Subsidiaries, and Sellers and their respective Subsidiaries desire to sell the Interests and the Purchased Assets and transfer the Assumed Liabilities to Buyer, upon the terms and subject to the conditions hereinafter set forth;

WHEREAS, prior to the date hereof, in connection with the transactions contemplated by this Agreement, Sellers, together with certain of their respective Subsidiaries, completed a series of transactions to effect a corporate reorganization (the “Pre-Signing UK Restructuring”);

WHEREAS, in order to transfer the Business to Buyer, prior to the Closing, Sellers shall undertake, or cause to be undertaken, a series of transactions to consummate the Pre-Closing Restructuring (as defined below) in accordance with the terms and conditions thereof and of this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Sellers to enter into this Agreement, Altaris Health Partners VI, L.P., a Delaware limited partnership and Altaris Health Partners VI-A, L.P., a Delaware limited partnership (collectively, the “Guarantors”), are entering into a guarantee in favor of Sellers in the form of Exhibit A attached hereto (the “Guarantee”), pursuant to which the Guarantors guarantee the obligations of Buyer under and in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein (the receipt and sufficiency of which is hereby acknowledged and agreed), Buyer and Sellers (each a “party” and, collectively, the “parties”) hereto agree as follows:

Article 1
Definitions

Section 1.01.      Definitions.  (a)  As used herein, the following terms have the following meanings:

“Academic AI Platform” means the platform referred to by Sellers prior to the date hereof as “Academic AI”, including all software (including Software Applications), AI Technology, data and other components of such platform that are owned (or licensed as open source software pursuant to a customary permissive license) by Sellers or their Affiliates and that are, or are considered by Sellers or their Affiliates as of the date hereof to be, necessary for the Academic AI Platform to operate with respect to the Business in substantially the same manner in which it operates as of the date hereof.

“Accounting Policies” means the accounting policies set forth in Part A of Exhibit B.

“Accounts Receivable” means all accounts or notes receivable, negotiable instruments, chattel paper and other rights to payment arising out of or related to the operation of the Business, in each case whether billed or unbilled, recorded or unrecorded on the books of Seller, and whether or not yet due and payable.

“Action” means any complaint, claim, charge, audit, inquiry, arbitration, litigation, action, suit, investigation or proceeding, in each case by or before any arbitrator, mediator or Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person.  For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.  For the avoidance of doubt, as used in this Agreement, the term “Affiliate” shall, (a) with respect to Buyer for all periods following the Closing, include each Purchased Subsidiary to be acquired pursuant to this Agreement and any Person that Buyer creates to consummate the transactions contemplated by this Agreement, (b) with respect to Sellers for all periods until the Closing, include each Purchased Subsidiary to be sold pursuant to this Agreement (and their respective predecessors) and any Person that Sellers create to sell pursuant to the transaction contemplated by this Agreement and (c) with respect to Affiliates of Sellers and the Retained Subsidiaries, as of the applicable time, only include entities that, as of such time, are controlled Affiliates of the Ultimate Parent.  For the avoidance of doubt, with respect to Buyer and its respective Subsidiaries, the term “Affiliate” shall not include any of the portfolio companies (as such term is commonly understood in the private equity industry) or other investments of any such investment fund or vehicle sponsored or advised by Altaris, LLC.

“AI Technology” means technology in the deep learning, machine learning, natural language processing or other artificial intelligence fields, including any and all software (including Software Applications) or systems that make use of or employ neural networks, statistical learning algorithms (like linear and logistic regression, support vector machines, random forests, k-means clustering), or reinforcement learning.

“Applicable Law” means, with respect to any Person, all applicable transnational, domestic or foreign federal, state, local or municipal laws, acts, codes, rules, regulations, ordinances, directives, tariffs, statutes, treaties, constitutions, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, and all other laws of, or having an effect in, any jurisdiction from time to time, any rules of any stock exchange on which the shares of any party (or its holding company) are listed and any Order or ruling of any Governmental Authority having jurisdiction with respect to such Person.

“Assigned Intellectual Property Rights” means (a) all Intellectual Property Rights set forth on Section 1.01(i) of the Disclosure Schedule and (b) all Intellectual Property Rights that are owned or purported to be owned by a Seller or any of its Affiliates, including after giving effect to the Pre-Closing Restructuring, and primarily related to the Business as of the Closing (but with respect to Intellectual Property Rights arising in Software Applications that are owned by Seller or any of its Affiliates, only the Intellectual Property Rights arising in the Assigned Software Applications).

“Assigned IT Assets” means (a) all IT Assets set forth on Section 1.01(ii) of the Disclosure Schedule and (b) all IT Assets that are owned, purported to be owned or licensed by a Seller or any of its Affiliates, including after giving effect to the Pre-Closing Restructuring, and that are primarily related to the Business as of the Closing (but, with respect to Software Applications that are owned by Seller or any of its Affiliates, only the Assigned Software Applications).

“Assigned Software Applications” means (a) all Software Applications set forth on Section 1.01(iii) of the Disclosure Schedule and (b) all Software Applications that are owned or purported to be owned by a Seller or any of its Affiliates, including after giving effect to the Pre-Closing Restructuring, and that are exclusively related to the Business as of the Closing. For the avoidance of doubt, each “Assigned Software Application” shall include all source code, AI Technologies and documentation constituting such Assigned Software Application as of Closing.

“Base Purchase Price” means $600,000,000.

“Benefit Plan” means any (a) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (b) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, program or policy or (c) other benefit or compensation plan, agreement, program, contract, policy or arrangement, including bonus, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, health or welfare benefit plan, vacation benefits, insurance, medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, disability or sick leave benefits, employee assistance program, supplemental unemployment benefits or post-employment or retirement benefits.

“Bifurcated Contract” means those Contracts contemplated by Sections 2.02(g)(ii) and 2.02(h)(ii)-(iv) and any other Contracts designated as Bifurcated Contracts by mutual agreement by Sellers and Buyer.

“Business” means the business conducted by Sellers and certain of their Affiliates (including through the Purchased Subsidiaries) of providing (a) enriched data, analytics and technology solutions for pharmaceutical and biotechnology companies enabling (i) drug pipeline and portfolio strategy, business development and licensing and competitive intelligence, (ii) drug discovery, preclinical research and clinical development, (iii) regulatory strategy and operations, translational safety and pharmacovigilance, (iv) drug supply chain management and lifecycle management, (v) therapeutic market assessment, disease epidemiology and forecasting, health economics and outcomes research and drug launch strategy, (vi) market access strategy, managed market contracting and formulary management strategy and (vii) commercial targeting, sales territory management and commercial effectiveness; (b) enriched data, analytics and technology solutions for medical technology companies enabling (i) medical device market assessment, competitive intelligence and portfolio strategy, (ii) commercial targeting and commercial effectiveness and (iii) market tracking, price tracking and brand management; (c) enriched data, analytics and technology solutions for healthcare providers enabling (i) revenue cycle management operations, performance benchmarking and professional development, (ii) healthcare facility quality and operations performance benchmarking and professional development and (iii) healthcare network strategy and business development; (d) life sciences research and development and commercialization consulting services for pharmaceutical, biotechnology and medical technology companies; (e) technology solutions for pharmacy benefit managers, healthcare insurers and healthcare benefit plan sponsors enabling drug formulary policy development, publishing and management; and (f) real world data brokering for life sciences companies (such business described in this clause (f), the “Real World Data Business”) and data, analytics and insights consulting for life sciences companies; provided that “Business” shall not include the provision of that patent and trademark data which was historically provided by the Business to customers, but Sellers acknowledge and agree that such patent and trademark data is licensed or otherwise made available to the Business following the Closing Date pursuant to the Content License Agreement, the Data Access and Services Agreement, or a Shared Contract.

“Business Benefit Plan” means each Benefit Plan that is contributed to, sponsored, maintained or entered into by any Seller, a Retained Subsidiary, a Purchased Subsidiary or any direct or indirect Subsidiary of any of them for the benefit of any Business Colleague or any beneficiary or dependent of any Business Colleague (other than any plan or program maintained by a Governmental Authority).

“Business Colleague” means any individual who is employed by any Purchased Subsidiary or member of the Retained Group in either case who is primarily dedicated or assigned to the Business, including those individuals listed on Section 1.01(iv) of the Disclosure Schedule under the heading “Business Colleagues”; provided that Section 1.01(iv) of the Disclosure Schedule may be modified from time to time prior to the Closing as may be permitted by Section 5.01(h).

“Business Day” means any day, other than a Saturday or Sunday or other day on which commercial banks in New York, New York, London, England or Jersey, Channel Islands are authorized or required by Applicable Law to close.

“Business Intellectual Property Rights” means all (a) Intellectual Property Rights owned by any Purchased Subsidiary, and (b) Assigned Intellectual Property Rights.

“Business IT Assets” means all (a) IT Assets owned by any Purchased Subsidiary, (b) Assigned IT Assets and (c) Assigned Software Applications.

“Business Marks” means any and all (a) Trademarks included in the Business Intellectual Property Rights and (b) Trademarks derived from, confusingly similar to or including any of the foregoing.

“Buyer Acquired Intellectual Property” means any and all Business Intellectual Property Rights (other than Trademarks) that were, as of immediately or during the twelve (12) months prior to the Closing, used in the conduct of the Retained Business.

“Cash” means, with respect to any Person as of any time, the cash and cash equivalents (including marketable securities, short-term investments and other liquid investments, in each case, to the extent convertible into cash within ninety (90) days) held by such Person at such time, and shall include checks, whether or not cleared, unrestricted deposits in transit, ACH transactions and other wire transfers and drafts deposited or received and available for deposit for the account of such Person at such time; provided that “Cash” shall not include (i) any outstanding checks or other negotiable instruments used like checks, outstanding drafts, outstanding wire transfers and outstanding debit transactions written or made from the accounts of such Person and (ii) any Restricted Cash.

“Clarivate France” means Clarivate Analytics (France) SAS.

“Closing Cash” means, as of the Measurement Time, the aggregate amount of Cash of the Purchased Subsidiaries on a combined basis, as determined in accordance with the Accounting Policies; provided that, for the avoidance of doubt, Closing Cash shall (a) be calculated after giving effect to the settlement of intercompany accounts pursuant to Section 5.03(b) and Section 7.18, (b) not include any amount included in Closing Net Working Capital and (c) be reduced for any amounts of Cash used between the Measurement Time and immediately prior to the Closing to reduce Closing Indebtedness or Transaction Expenses.

“Closing Date” means the date of the Closing.

“Closing Indebtedness” means the aggregate amount of Indebtedness of the Purchased Subsidiaries on a combined basis outstanding immediately prior to the Closing; provided that, for the avoidance of doubt, Closing Indebtedness shall (a) be calculated after giving effect to (i) the settlement of all intercompany accounts pursuant to Section 5.03(b) and (ii) the releases contemplated under Section 2.09(c)(viii) and (b) not include any amount included in Closing Net Working Capital or Transaction Expenses.

“Closing Net Working Capital” means Net Working Capital as of the Measurement Time, as determined in accordance with the Accounting Policies; provided that, for the avoidance of doubt, Closing Net Working Capital shall (a) be calculated after giving effect to the settlement of all intercompany accounts pursuant to Section 5.03(b) and (b) not include any amount included in Closing Cash, Closing Indebtedness or Transaction Expenses.

“Closing Net Working Capital Adjustment Amount” means an amount, which may be positive or negative, equal to (a) Closing Net Working Capital minus (b) Target Net Working Capital; provided that in no event shall (i) the positive Closing Net Working Capital Adjustment Amount exceed the amount set forth on Section 1.01(a) of the Disclosure Schedule (such amount, the “NWC Upward Limit Amount”) or (ii) the negative Closing Net Working Capital Adjustment Amount exceed the amount set forth on Section 1.01(b) of the Disclosure Schedule (such amount, the “NWC Downward Limit Amount”).

“Code” means the U.S. Internal Revenue Code of 1986.

“Combined Tax” means any Income Tax with respect to which any of the Purchased Subsidiaries has filed or will file a Tax Return with any member of the Seller Group on a combined, consolidated or unitary basis.

“Competition Laws” means any Applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of January 29, 2026, between Altaris, LLC and the Ultimate Parent.

“Content License Agreement” means a Content License Agreement to be entered into between Seller Parent and DR/Decision Resources, LLC at the Closing in the form attached hereto as Exhibit E.

“Contract” means any legally binding contract, bond, mortgage, agreement, license, lease, sublease, instrument, indenture, note or other legally binding commitment or undertaking, including any amendments or supplements thereto.

“Cost to Serve” means the amount set forth on Section 1.01(c) of the Disclosure Schedule.

“CTA 2009” means the United Kingdom Corporation Tax Act 2009.

“Customer Contract” means each Contract with a customer of the Business to which Seller Parent or any of its Subsidiaries is a party.

“Damages” means any damage, loss, fine, penalty, liability, charge, Tax and expense (including reasonable and documented out-of-pocket expenses of investigation and reasonable and documented out-of-pocket attorneys’ fees and expenses in connection with any action, suit or proceeding), obligations, settlement payments, awards, judgments, assessments or deficiencies, including any interest, penalties or fees with respect to any of the foregoing; provided that, notwithstanding the foregoing, except in the case of Fraud, “Damages” shall not include (a) any punitive or exemplary damages, except to the extent actually required to be paid pursuant to a third-party claim that has been finally determined or (b) solely with respect to indemnification pursuant to Section 12.02(a)(i) or Section 12.02(b)(i), any consequential, special or indirect damages, except to the extent actually required to be paid pursuant to a third-party claim that has been finally determined.

“Data Access and Services Agreement” means a Data Access and Services Agreement to be entered into between Seller Parent and DR/Decision Resources, LLC at the Closing in the form attached hereto as Exhibit F.

“Debt Financing Sources” means the lenders and other financial institutions, agents, arrangers, bookrunners, managers and institutional investors that have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Debt Financing, including the parties to the Debt Commitment Letter and any joinder agreements, credit agreements or indentures (or similar definitive financing agreements) relating thereto.  In no event shall Sellers or any of their Affiliates be a “Debt Financing Source” hereunder by virtue of the Seller Note.

“Debt Financing Sources Related Parties” means the Debt Financing Sources, the respective Affiliates thereof and the respective officers, directors, employees, controlling Persons, agents, advisors and the other Representatives and successors of each of the foregoing.

“Deferred Consideration Amount” means $25,000,000.

“Deferred Revenue Amount” means, with respect to a Purchased Subsidiary, an amount equal to the product of (i) prepaid amounts and deferred revenue received by the  Purchased Subsidiary on or prior to the Closing to the extent cash in respect of such deferred revenue has been collected prior to the Closing, and only to the extent not offset by any related billed or unbilled accounts receivable, and (x) which are reflected on the books of such Purchased Subsidiary (taking into account the effects of any transfer pricing adjustments made prior to Closing) and (y) have not otherwise been included or are includible in the taxable income of the Purchased Subsidiary in a Pre-Closing Tax Period  (including by reason of the transactions contemplated by this Agreement) and (ii) the amount set forth on Section 1.01(d) of the Disclosure Schedule.

“Degrouping Charge” means a charge to tax arising to any Purchased Subsidiary as a result of the application of section 345 CTA 2009, section 780 CTA 2009, section 179 TCGA or any similar legislation under the laws of any jurisdiction, as a result of the transactions contemplated by this Agreement.

“Disclosure Schedule” means the disclosure schedule delivered by Sellers to Buyer concurrently with the execution and delivery of this Agreement.

“DOJ” means the U.S. Department of Justice.

“DRG India” means DRG Analytics & Insights Private Limited.

“Employee Services” means the services provided under the Global Employee Interim Services Agreement.

“Employment Start Date” means (a) with respect to any Purchased Subsidiary Business Colleague who is employed by such Purchased Subsidiary as of the Closing or any PEO Offer Employee, the Closing Date and (b) with respect to any Interim Services Employee who is employed as of the Global Employee Interim Services Agreement End Date, the relevant Global Employee Interim Services Agreement End Date.

“Environmental Laws” means any Applicable Laws relating to the protection of the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is or was at the relevant time treated as a single employer with any Seller within the meaning of Section 414(b), (c), (m) or (o) of the Code (whether or not such trade or business is incorporated or located in the U.S.) or would be considered with the Retained Group as being “members” of a controlled group of corporations within the meaning of Section 414 of the Code.

“Estimated Net Working Capital Adjustment Amount” means an amount, which may be positive or negative, equal to (a) Estimated Closing Net Working Capital minus (b) Target Net Working Capital; provided that in no event shall (i) the upward Estimated Working Capital Adjustment Amount exceed the NWC Upward Limit Amount or (ii) the downward Estimated Working Capital Adjustment Amount exceed the NWC Downward Limit Amount.

“Estimated Purchase Price” means an amount equal to (a) the Base Purchase Price plus (b) Estimated Net Working Capital Adjustment Amount plus (c) Estimated Closing Cash minus (d) Estimated Closing Indebtedness minus (e) Estimated Transaction Expenses.

“Excess Foreign Cash Costs” means (i) any net Tax cost actually incurred by the Non-US Foreign Subsidiaries, Jersey Holdco, Buyer or any of its Affiliates after the Closing Date with respect to interest that accrues on a Specified Intra-Janus Loan and the

Intra-Spain Loan for so long as such Specified Intra-Janus Loan or the Intra-Spain Loan remains outstanding, (ii) any net Tax costs incurred by Non-US Purchased Subsidiaries or Buyer or any of its Affiliates after the Closing Date as a result of the Specified Unwind Transactions, and (iii) all reasonable out-of-pocket costs incurred by any Buyer Indemnified Party in connection with the Specified Unwind Transactions and any calculation of Excess Foreign Cash Costs.

“Excluded Current Assets” means, as of any date, the current assets and, to the extent expressly set forth therein, non-current assets, of the Ultimate Parent and its Subsidiaries (excluding the Purchased Subsidiaries), in each case, as set forth on Exhibit J.

“Excluded Current Liabilities” means, as of any date, the current liabilities of the Ultimate Parent and its Subsidiaries (excluding the Purchased Subsidiaries), in each case, as set forth on Exhibit J.

“Excluded Properties” means the real property set forth on Section 1.01(v) of the Disclosure Schedule.

“Final Purchase Price” means the Purchase Price, (a) if Seller Parent does not duly deliver a Dispute Notice, as set forth in the Final Closing Statement delivered by Buyer pursuant to Section 2.11(a), or (b) if Seller Parent duly delivers a Dispute Notice (i) as agreed between Seller Parent and Buyer pursuant to Section 2.11(c) or (ii) in the absence of such agreement, as determined by the Accounting Referee pursuant to Section 2.11(c).

“Financing Information” means (a) the Financial Statements and (b) other financial information relating to the Purchased Subsidiaries, the Purchased Assets or the Business as may be reasonably requested in writing by Buyer, in each case to the extent such information is customary and required to arrange or obtain the Debt Financing; provided that neither Sellers nor any of their respective Affiliates shall be required to prepare or deliver any financial or other information (other than the Financial Statements) that is not otherwise regularly prepared and readily available in the books and records of Sellers and their Subsidiaries (including pro forma financial statements).

“Foreign Cash Cap” shall be an amount equal to $5,000,000.

“Foreign Investment Laws” means any Applicable Laws that are designed or intended to screen, prohibit, restrict or regulate foreign investments into such jurisdiction or country, including on the basis of cultural, public order or safety, privacy, national or economic security grounds.

“Forked Platforms” means Singularity and Academic AI Platform.

“Fraud” means, with respect to any Person party hereto or to the French Put Option Agreement or the Transaction Documents (as applicable), actual and intentional common law fraud under Delaware law with respect to the making by such Person party hereto or thereto of the representations and warranties expressly set forth in Article 3 or

Article 4, the French Put Option Agreement or the other Transaction Documents, as applicable, and not with respect to any other matters, and shall require (a) actual knowledge (as opposed to constructive knowledge, recklessness or negligence) that such representation or warranty was inaccurate when made, (b) the specific intent to deceive another Person and induce such other Person to rely thereon, (c) that such reliance resulted in such other Person taking action or inaction to such other Person’s detriment, (d) that such reliance and subsequent action or inaction by such other Person was justifiable and (e) that such action or inaction resulted in actual damages to such other Person.  For the avoidance of doubt, “Fraud” shall not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud) based on negligence or recklessness.

“French Assets” means the Purchased Assets owned by the French Subsidiaries.

“French Employees” means the Business Colleagues which are employed by Clarivate France.

“French Put Option” has the meaning given to such term in the French Put Option Agreement.

“French Put Option Agreement” means that certain Put Option Agreement, dated as of the date hereof, between Seller Parent and Buyer, as may be amended from time to time.

“French Subsidiaries” means Clarivate France and Clarivate Analytics (France) Holdings SAS.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means generally accepted accounting principles in the United States, in effect from time to time.

“Global Employee Interim Services Agreement” means the interim services agreement to be entered into between Buyer and Seller Parent at the Closing in substantially the form attached hereto as Exhibit H and any local interim services agreement to the extent required by Applicable Law.

“Global Employee Interim Services Agreement End Date” means, with respect to any Relevant Jurisdiction, the earlier of the date that (a) the parties agree in writing that the Employee Services will cease to be provided in such Relevant Jurisdiction and (b) is six (6) months following the Closing Date.

“Governing Document” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs.  For example, the “Governing Documents” of a corporation are its certificate of incorporation and bylaws, the “Governing Documents” of a limited partnership are its certificate of limited partnership and limited partnership agreement, and the “Governing

Documents” of a limited liability company are its certificate of formation and limited liability company agreement or operating agreement.

“Governmental Authority” means any U.S. or foreign federal, supra-national, national, state, provincial, multi-state, local or municipal government (including any subdivision, court, administrative agency, regulatory body or commission or other authority thereof), any arbitrator or arbitral body (public or private) court or tribunal or any quasi-governmental or private body exercising any regulatory, judicial, importing or other governmental or quasi-governmental authority, including any Taxing Authority.

“Group Payment Arrangement” means a group payment arrangement made pursuant to section 36 of the United Kingdom Finance Act 1998 or section 59F of the United Kingdom Taxes Management Act 1970.

“GST” means any goods and services tax imposed under applicable Laws in India, including the Central Goods and Services Tax (CGST), State Goods and Services Tax (SGST), Union Territory Goods and Services Tax (UTGST), and Integrated Goods and Services Tax (IGST).

“Hazardous Substance” means any pollutant, contaminant or any toxic, radioactive or otherwise hazardous substance, as such terms are defined in, or regulated pursuant to, any Environmental Law.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009), as implemented.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Illustrative Purchase Price Calculation” means the illustrative calculation of the Purchase Price set forth in Part B of Exhibit B.

“Income Tax” means any Tax that is, in whole or in part, based on or measured by net or gross income or gains (however denominated) including U.S. federal income Tax, capital gains Tax, alternative minimum Tax and any franchise or business profits Tax imposed in lieu thereof whether or not denominated as an “income tax” and any withholding Tax with respect to the foregoing.

“Indebtedness” means, as of any time, all payment obligations (including in respect of principal, interest, premiums (including make-whole premiums), prepayment penalties, breakage costs, fees, expenses or similar charges arising as a result of the discharge of such amount owed and payments or premiums attributable to, or which arise as a result of, the transactions contemplated hereby, including the Pre-Signing UK Restructuring and the Pre-Closing Restructuring) of any Purchased Subsidiary, without duplication, in respect of (a) borrowed money, (b) obligations evidenced by bonds, notes, debentures or other similar instruments, (c) deferred purchase price of property, business, asset, equipment, goods or services (other than trade or account payables in the ordinary course of business), including under any conditional sale, earn-out or other arrangement for the deferral of purchase price, (d) finance lease obligations that are required to be capitalized in accordance with Accounting Policies which, for the avoidance of doubt, shall not include obligations in respect of operating leases or real estate leases, (e) reimbursement obligations relating to letters of credit, bankers’ acceptances, surety or other bonds or similar instruments, in each case, to the extent called, drawn or funded, (f) obligations secured by a Lien on any assets of any Purchased Subsidiary, (g) obligations under any derivative instruments, including any interest rate or currency swaps, caps, collars, options, futures or purchase or repurchase obligations, in each case, at the value due assuming the obligation is terminated or settled at the Closing, (h) severance, in each case whether accrued, incurred or unpaid, including the employer portion of any payroll and employment Taxes on such amounts, arising from terminations of employment that were committed to, approved or actioned prior to the Closing in connection with any restructuring, reorganization or wind-down activities (and, for the avoidance of doubt, excluding any severance solely to the extent arising in the ordinary course of business consistent with past practice), (i) declared but unpaid dividends or distributions, (j) the Pre-Closing Income Tax Amount, (k) the unpaid portion of the settlement fee amounts payable by Clarivate Analytics (US) LLC under that certain Amendment No. 1 and Settlement Agreement, effective as of February 9, 2024, by and between Change Healthcare Operations, LLC and Clarivate Analytics (US) LLC, (l) any indebtedness or other obligations of any other Person of the type described in the preceding clauses (a) through (k) to the extent guaranteed by any Purchased Subsidiary, (m) liabilities or accruals (other than the liabilities described in clause (h) and the liabilities described in clause (n)) arising from or relating to any restructuring, reorganization or wind-down activities, in each case whether accrued, incurred or unpaid, to the extent such activities were committed to, approved or actioned prior to the Closing; (n) the RWD Wind-Down Costs and any liabilities associated with outstanding restructuring accruals for the Real World Data Business, (o) Cost to Serve in respect of deferred revenue in respect of which the associated service obligations are to be performed more than one year following the Measurement Time (i) to the extent cash in respect of such deferred revenue has been collected prior to the Closing and (ii) only to the extent not offset by any related billed or unbilled accounts receivable but excluding such deferred revenue relating to the Real World Data Business and (p) all fees, expenses and costs incurred by Purchased Subsidiaries or for which the Purchased Subsidiaries are liable, to the extent incurred and unpaid as of Closing in connection with the termination of any intercompany arrangement pursuant to Section 5.03; provided that, for the avoidance of doubt, “Indebtedness” shall not include (i) any obligations owed solely by one or more Purchased Subsidiary to another one or more Purchased Subsidiary, (ii) any deferred revenue, other than deferred revenue described in clause (o), (iii) any amount included in Transaction Expenses or Net Working Capital, (iv) obligations in respect of any pension or (v) the Debt Financing.

“Indemnified Tax” means, without duplication, (a)(i) all Combined Taxes of any Seller Group (including any Taxes imposed under Section 55 of the Code), (ii) all Taxes of a Person (other than any Purchased Subsidiary) imposed on any Purchased Subsidiary or Buyer or any of its Affiliates (as a result of the ownership of the Purchased Subsidiaries) (x) pursuant to Treasury Regulations Section 1.1502-6 or as a result of a Purchased Subsidiary being or having been a member of a Seller Group, in each case, prior to the Closing or (y) as a transferee, successor or by contract (other than a contract entered into in the ordinary course of business the primary purpose of which is not related to Taxes), in each case, arising out of a transaction or event occurring before the Closing Date, (iii) any Taxes imposed on any Seller, Purchased Subsidiary or Buyer or any of its Affiliates (as a result of ownership of the Purchased Subsidiaries) under Section 59A of the Code attributable to any Pre-Closing Tax Period, (iv) any Pillar Two Taxes which are payable or imposed (including to the extent of any increase) on any Purchased Subsidiary as a result of such Purchased Subsidiary being a Constituent Entity of any MNE Group that includes Seller or its Affiliates (including members of the Retained Group and excluding the Purchased Subsidiaries) at any time prior to the Closing (the terms “Constituent Entity” and “MNE Group” being construed in accordance with the Pillar Two Rules or the equivalent thereof in any applicable Pillar Two Law), (b) any Taxes (including any Restructuring Transfer Taxes but only to the extent that they are not Recovered Restructuring Transfer Taxes, any Degrouping Charges other than any Degrouping Charges with respect to which a valid election has been made pursuant to Section 8.01(j), and any Indian NRCGT Liability) arising in connection with the Pre-Signing UK Restructuring or the Pre-Closing Restructuring or any Tax imposed or arising on the Buyer or any of its Affiliates (including the Purchased Subsidiaries) in connection with any transfer of assets pursuant to Section 7.10 (Wrong Pockets), (c) other than Transfer Taxes, Indirect Taxes which have been allocated to the Buyer pursuant to Section 8.10 and Degrouping Charges in respect to which a valid election has been made pursuant to Section 8.01(j), any Taxes imposed on the Sellers attributable to or arising from the transfer of the Purchased Subsidiaries and Purchased Assets pursuant to this Agreement, (d) any Taxes incurred by Buyer or its Affiliates (including, after the Closing, the Purchased Subsidiaries) in connection with the settlement or resolution of any intercompany accounts in accordance with Section 5.03(b), (e) any Taxes resulting from Sellers’ non-compliance with all Applicable Laws relating to bulk transfers or similar provisions as described in Section 13.10, (f) any Taxes described in Sections 3.16(c), (d) and (e) of the Disclosure Schedule (each a “Specified Tax Matter”), which, for the avoidance of doubt, shall not be limited to the amounts set forth on the Disclosure Schedule, (g) the Excess Foreign Cash Costs, and (h) (i) any goods and services Taxes of DRG India for the Pre-Closing Tax Period beginning on or after January 1, 2020 and ending on the Closing Date, and (ii) corporate income Taxes of Camelot Spain S.L.U. for any Pre-Closing Tax Period beginning on or after January 1, 2020 and ending on or before December 31, 2025, in each case, that would not have been incurred but for claims in respect of Specified Tax Refunds having been filed or being filed pursuant to Section 8.03 in respect of such Taxes, provided that the parties agree that any such Taxes arising from an audit of DRG India or Camelot Spain S.L.U. that commences after any amended Tax Return is filed with respect to such entities pursuant to Section 8.03 shall be deemed to arise as a result of claims having been so filed; provided that “Indemnified Tax” shall not include any Tax (x) to the extent that such Tax is attributable to any breach by Buyer of any covenant under this Agreement or (y) to the extent included as a liability in Closing Indebtedness or Closing Net Working Capital or to the extent specifically provided for as an Assumed Liability.

“Indian IT Act” means the (Indian) Income Tax Act 1961 and/or the Income Tax Act 2025, in each case, including any amendments and any statutory re-enactments or replacements thereof, together with any rules, regulations, by-laws, orders, ordinances, directions including circulars and notifications and similar legal enactments issued thereunder.

“Indian NRCGT Liability” means any liability for Tax imposed under the laws of India (including under the Indian IT Act) in respect of or in connection with the transfer of shares in DRG India as part of the Pre-Closing Restructuring.

“Indirect Taxes” means any value added, goods and services, sales, use, consumption, service or similar taxes, including VAT but excluding Income Taxes, imposed by any Taxing Authority, together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority with respect thereto.

“Intellectual Property Rights” means any (i) Trademark, (ii) patent, including any provisional, divisional, or continuation, (iii) know-how or trade secret, (iv) copyright, including any rights to software (or rights to AI Technology), data compilations, or published or unpublished works of authorship, and (v) rights to data, including Training Data (including, in each case (i) through (v), any registrations or applications of any of the foregoing, and all rights to sue for past or future infringement) and any other type of proprietary rights or intellectual property rights in any jurisdiction worldwide.

“Interests” means all of the outstanding equity interests in each of the Purchased Subsidiaries.

“Interim Services Employee” means each Offer Employee who is employed by a member of the Retained Group and who provides services to Buyer or one of its Affiliates from the Closing Date pursuant to a Global Employee Interim Services Agreement, as listed in Schedule 2 of the Global Employee Interim Services Agreement.

“International Trade Laws” means any Applicable Laws relating to (a) any applicable Sanctions, (b) any applicable import or export controls and (c) U.S. anti-boycott laws administered by the U.S. Department of Commerce and the IRS.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means computer or communication systems, computer or communication hardware or equipment (whether general or special purpose) (including servers, workstations, routers, hubs and switches), software (including Software Applications), AI Technology, websites, mobile applications, data, data compilations, Training Data or communications lines and all other information technology systems, hardware or equipment, including all documentation related to the foregoing.

“Jersey Holdco” means Camelot Holdco 3 (Jersey) Limited.

“knowledge of Sellers,” “Sellers’ knowledge” or any other similar knowledge qualification in this Agreement means the actual knowledge of the individuals set forth in Section 1.01(vi) of the Disclosure Schedule.

“Liability” means, with respect to any Person, any debt, liability, cost, expense or obligation of any kind, character or nature, whenever arising, whether matured, unmatured, accrued, unaccrued, contingent, absolute, asserted, unasserted, known, unknown, disclosed, undisclosed, liquidated, unliquidated, determined, determinable or otherwise, whether or not the same would be required by Accounting Policies to be reflected in the financial statements or disclosed in the notes thereto, and includes all costs and expenses relating thereto.

“Lien” means, with respect to any property or asset, any mortgage, lien, license, lease or sublease, right of way, pledge, claim, restriction, charge, security interest, title defect, easement, covenant, encroachment or other encumbrance.

“Material Adverse Effect” means any event, change, development, circumstance or effect (an “Effect”) that, individually or in the aggregate with one or more Effects, has or would reasonably be expected to have a material adverse effect on (a) the business, assets, condition (financial or otherwise) or results of operations of the Business, taken as a whole, or (b) the ability of Sellers or Buyer, as applicable, to consummate the transactions contemplated hereby; provided, however, that, in no event shall any Effect resulting from, relating to or arising out of any of the following, individually or in the aggregate with one or more other Effects, be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect under the foregoing clause (a): (i) changes in the financial, securities, currency, international trade, capital or credit markets, including in interest rates, currency exchange rates or import or export tariffs, (ii) changes in economic, regulatory or political conditions generally, (iii) changes or conditions generally affecting any industry in which the Business operates, (iv) changes (including proposed changes) in Applicable Law, GAAP or other applicable accounting or regulatory standards or principles, or in the enforcement, implementation or interpretations thereof, (v) changes in geopolitical conditions, any outbreak or escalation of hostilities or any actual or threatened acts of war and, in each case, any developments with respect thereto and any sanctions or other laws, directives, policies, guidelines or recommendations promulgated by any Governmental Authority in connection therewith or in response thereto, sabotage, cyberattack or act of terrorism, global health conditions or natural disasters (including hurricanes, tornadoes, floods, earthquakes and weather-related events), (vi) any epidemic, pandemic or disease outbreak, (vii) the negotiation, execution or performance of this Agreement or the other Transaction Documents, (viii) any Effect resulting from the execution, announcement, performance, pendency or consummation of the transactions contemplated hereby or by the other Transaction Documents, including losses or threatened losses of employees, partners, customers, suppliers, distributors or others having relationships with the Business, as applicable, the identity of Buyer or any facts or circumstances relating to Buyer or any actions taken (or omitted to be taken) by Buyer or the public announcement or other public disclosure by Buyer or at the express written direction of Buyer of Buyer’s plans or intentions with respect to the conduct of the Business after the Closing (including the failure to obtain any consents in connection with the transactions contemplated hereby or by the other Transaction Documents); provided that the foregoing clauses (vii) and (viii) shall not apply (A) to any representation or warranty set forth in Section 3.03 or Section 3.04 or any other representation or warranty that speaks to the effects of the execution, announcement, performance, pendency or consummation of the transactions contemplated hereby or by the other Transaction Documents (or the condition set forth in Section 10.02 to the extent relating to any such representation or warranty) or (B) to the extent any such Effect results from a breach of any express covenant or obligation of any Seller under this Agreement or the other Transaction Documents, (ix) any failure of the Business to meet any internal projections or industry financial estimates, forecasts or projections for any period (it being understood that any underlying facts giving rise, or contributing to, such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect, unless it is otherwise excluded from the definition thereof pursuant to a clause other than this clause (ix)), (x) any action taken (or omitted to be taken) by the Retained Group at the request or with the express written consent of Buyer or (xi) any action taken (or omitted to be taken) by any Seller or any of its Affiliates that is expressly required or expressly contemplated pursuant to this Agreement or other Transaction Documents, except, in the case of clauses (i), (ii), (iii), (iv), (v) and (vi), to the extent the Business, taken as a whole, is materially and disproportionately affected thereby relative to other participants in the industry or industries in which the Business operates (in which case only the incremental disproportionate impact may be taken into account and only to the extent of such incremental disproportionate impact).

“Measurement Time” means 11:59 p.m. (Eastern time) on the Business Day immediately preceding the Closing Date.

“Net Working Capital” means, as of any time, (a) the aggregate value of those current assets of the Business specifically set forth on Exhibit I minus (b) the aggregate value of those current liabilities and non-current deferred revenue of the Business specifically set forth on Exhibit I, in each case calculated in accordance with the Accounting Policies; provided that, for the avoidance of doubt, the definition of “Net Working Capital” shall (x) include UK Restructured Working Capital and (y) not include (i) any amount included in Indebtedness and Transaction Expenses, (ii) any deferred Tax assets or liabilities and any Income Tax assets and Income Tax liabilities or obligations, (iii) any Cash, (iv) intercompany accounts or balances between (A) any Purchased Subsidiary, on the one hand, and any member of the Retained Group, on the other hand, other than the UK Restructured Working Capital and (B) any Purchased Subsidiary, on the one hand, and any Purchased Subsidiary, on the other hand, (v) deferred commissions assets, (vi) prepaid expenses, (vii) other current assets (excluding VAT assets of the Purchased Subsidiaries, which shall be included in Net Working Capital), (viii) operating lease assets and liabilities, (ix) notwithstanding clause (vii), GST and VAT assets and liabilities recorded in DRG India, (x) all Excluded Current Assets and (xi) all Excluded Current Liabilities specifically set forth on Exhibit J.

“Nominated Company” means CPA Global Management Services Limited, being the company that discharges the liability to pay United Kingdom corporation tax of all the companies participating in the Seller GPA.

“Non-U.S. Plan” means any Business Benefit Plan that covers Business Colleagues who perform (or who, as of immediately prior to termination of their employment, performed) services primarily in a country other than the United States.

“OECD” means the Organization for Economic Co-Operation and Development.

“Offer Employee” means each Business Colleague who, as of immediately prior to the Closing, is employed by a member of the Retained Group (including any Interim Services Employee and PEO Offer Employee).

“Order” means any order, writ, decision, determination, directive, demand, ruling, injunction, decree, judgment, award, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority or any settlement agreement.

“PEO” means a professional employer organization or employer of record engaged by Buyer or its Subsidiaries or Affiliates.

“PEO Offer Employee” means each Offer Employee who is expected to receive an offer of employment from a PEO.

“Person” means an individual, firm, body corporate (wherever incorporated), partnership, limited liability company, association, joint venture, trust, works council or employee representative body (whether or not having separate legal personality) or other entity or organization, including a government, state or agency of a state or a Governmental Authority.

“Personal Data” means information that (a) is capable, directly or indirectly, of being associated with or used to identify, describe, contact or locate, a natural Person, device or household, including name, identification number, location data, online identifiers, addresses, telephone numbers, protocol addresses, customer or account numbers, browsing history or other website, application or online activity or usage data, biometric data, photographs, videos, or any other piece of information that alone or in combination with other information allows identification of a natural Person, or (b) is otherwise considered “personally identifiable information”, “personal data”, personal information”, “protected health information”, “nonpublic personal information” or any similar term under Applicable Law, a contractual obligation of the Business, or Seller’s or its Subsidiaries’ privacy policies.

“Pillar Two Rules” means (a) the model rules published by the OECD in the document, “Tax Challenges Arising from the Digitalisation of the Economy – Global Anti-Base Erosion Model Rules (Pillar Two): Inclusive Framework on BEPS” published on December 20, 2021, as amended from time to time, and any associated rules or guidance issued by the OECD (the “GloBe Rules”), (b) the Multilateral Convention to Facilitate the Implementation of the Pillar Two Subject to Tax Rule (the “Multilateral Convention”), and (c) any law or regulation of any jurisdiction which implements, or facilitates the implementation of, the GloBe Rules or the Multilateral Convention or any Tax contemplated by the Multilateral Convention.

“Pillar Two Tax” means any Tax imposed in accordance with or pursuant to the Pillar Two Rules, including any: (i) Qualified Domestic Minimum Top-up Tax, (ii) Tax charged pursuant to the Income Inclusion Rule, (iii) Tax charged pursuant to the Undertaxed Profits Rule or Undertaxed Payments Rule, and (iv) Tax charged pursuant to the Subject to Tax Rule (as contemplated in the Multilateral Convention) (in each case, as defined in the Pillar Two Rules).

“Post-Closing Tax Period” means (a) any Tax period beginning after the Closing Date; and (b) with respect to a Straddle Tax Period, the portion of such Tax period beginning after the Closing Date.

“Pre-Closing Income Tax Amount” means an amount (which may not be less than zero in the aggregate, in any particular jurisdiction, by any taxpayer or with respect to any Income Tax) equal to the sum of all accrued and unpaid Income Taxes of the Purchased Subsidiaries (whether or not then due), other than Seller Group Income Taxes, for any (a) Pre-Closing Tax Period (or portion thereof) ending on the Closing Date and (b) other Pre-Closing Tax Period for which the relevant Tax Return has not been filed as of the Closing, in respect of those jurisdictions in which the Purchased Subsidiaries are currently filing Tax Returns or any jurisdiction in which a Purchased Subsidiary has become obligated to file a Tax Return as a result in a change in the operation or conduct of the Business occurring on or after January 1, 2026, determined as of the end of the day on the Closing Date and after giving effect in each applicable jurisdiction to any net operating losses, interest expense carryforwards, Tax credits and other Tax attributes attributable to Pre-Closing Tax Periods ending prior to the taxable period ending on the Closing Date, in each case, to the extent available to reduce (not below zero) the Income Tax liability of a Purchased Subsidiary in a particular Pre-Closing Tax Period in such jurisdiction), determined: (i) without regard to any accruals or reserves for contingent Income Taxes or with respect to uncertain Tax positions; (ii) in accordance with the accounting methodology and the past practices (including reporting positions, elections and accounting methods) of the relevant Purchased Subsidiary in preparing its Tax Returns to the extent supportable at a “more likely than not” or higher threshold of confidence or as required by Applicable Law; (iii) without regard to any deferred Income Tax liabilities or deferred Income Tax assets with respect to timing differences between book and taxable income; (iv) taking into account all adjustments required to be made pursuant to Section 481 or similar provision of state, local or non-U.S. laws resulting from a change in a method of accounting, or a previously identified and acknowledged use of an improper method of accounting, by a Purchased Subsidiary prior to the Closing, (v) by taking into account the Deferred Revenue Amount, (vi) by taking into account any Transaction Tax Deductions deductible in any such Pre-Closing Tax Period at a “more likely than not” or higher threshold of confidence under Applicable Law; (vii) with respect to any Straddle Tax Period, in accordance with Section 8.01(c); and (viii) by taking into account on a dollar-for-dollar basis any estimated advance or prepayments of an Income Tax by the Purchased Subsidiaries made prior to the Closing in the same jurisdiction of the relevant unpaid income Tax liability with respect to any such Pre-Closing Tax Period.

“Pre-Closing Restructuring Document” means each Contract created pursuant to, or in connection with, the Pre-Closing Restructuring.

“Pre-Closing Tax Period” means (a) any Tax period ending on or before the Closing Date; and (b) with respect to a Straddle Tax Period, the portion of such Tax period ending on the Closing Date.

“Pre-Signing UK Restructuring Document(s)” means each Contract created pursuant to, or in connection with, the Pre-Signing UK Restructuring.

“Purchased Subsidiaries” means, collectively, the Persons listed on Schedule I.

“Purchased Subsidiary Benefit Plan” means each Business Benefit Plan that is contributed to, sponsored, maintained or entered into by a Purchased Subsidiary.

“Purchased Subsidiary Business Colleague” means any individual who, as of immediately prior to the Closing, is employed by a Purchased Subsidiary.

“Reference Date” means December 31, 2025.

“Relevant Jurisdiction” means each jurisdiction listed in Schedule 1 of the Global Employee Interim Services Agreement.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, counsel, financial advisors, consultants, auditors, agents and other authorized representatives.

“Representative Member” means Clarivate Analytics (UK) Limited, being the representative member of the Seller VAT Group.

“Reseller Agreement” means a Reseller Agreement by and between Seller Parent and DR/Decision Resources, LLC to be entered into at the Closing in the form attached hereto as Exhibit G.

“Restricted Cash” means, with respect to any Person, all cash and cash equivalents of such Person that are not freely usable or accessible by such Person because such cash (i) is subject to legal or contractual restrictions as a result of being (a) pledged or otherwise restricted as security for any obligation or (b) subject to restrictions on withdrawal or use imposed by any agreement or Governmental Authority or (ii) is deemed restricted for purposes of this Agreement as a result of being received by the applicable Person on or prior to the fifth (5th) Business Day prior to the Closing Date and either (x) domiciled in the United States and, in the aggregate, in excess of the US Cash Cap or (y) domiciled in jurisdictions outside of the United States and, in the aggregate, in excess of the Foreign Cash Cap; provided that any cash received by an applicable Person after the fifth (5th) Business Day prior to the Closing Date, domiciled in jurisdictions outside of the United States and, in the aggregate, in excess of the Foreign Cash Cap, shall be reduced by thirty percent (30%).

“Restructuring Transfer Tax” means excise, sales, use, VAT, registration, stamp, recording, documentary, conveyancing, transfer and similar Taxes, levies, charges, duties and fees (including any penalties and interest thereto) incurred, imposed, assessed or payable in connection with the Pre-Signing UK Restructuring and the Pre-Closing Restructuring.

“Retained Business” means any business now, previously or hereafter conducted by the Retained Group other than the Business.

“Retained Group” means the Ultimate Parent and each direct or indirect Subsidiary of the Ultimate Parent, including each Seller, their respective Subsidiaries and the Retained Subsidiaries, in each case, other than the Purchased Subsidiaries.

“Retained Subsidiaries” means all of the direct and indirect Subsidiaries of the Ultimate Parent other than the Purchased Subsidiaries.

“RWD Wind-Down Costs” means the estimated severance expense for remaining employees of the Real Word Data Business, if any, to the extent not accrued in the Aggregated Balance Sheet Information.

“Sanctioned Person” means any Person (a) listed on any Sanctions-related list of designated or blocked persons; (b) a Governmental Authority of, resident in, or organized under the Laws of a country or territory that is the target of comprehensive Sanctions (as of the date of this Agreement, Iran, North Korea, and the Crimea region or so-called Donetsk People’s Republic or Luhansk People’s Republic, or the Government of Venezuela); or (c) 50% or more owned by any of the foregoing.

“Sanctions” means trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures, including those administered, enacted or enforced by (a) the United States (including the Department of Treasury, Office of Foreign Assets Control); (b) the European Union and enforced by its member states; (c) Australia; (d) the United Nations; or (e) His Majesty’s Treasury.

“Seller Benefit Plan” means each Business Benefit Plan that is contributed to, sponsored, maintained or entered into by the Retained Group.

“Seller GPA” means the Group Payment Arrangement in respect of which CPA Global Management Services Limited is the Nominated Company.

“Seller Group” means, (a) with respect to U.S. federal Income Taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which a member of the Retained Group is the common parent and (b) with respect to state, local or foreign Income Taxes, any consolidated, combined or unitary group of which a member of the Retained Group or any of its Affiliates is a member for such state, local or foreign Income Tax purposes.

“Seller Marks” means any and all (a) Trademarks constituting an Excluded Asset, including the Trademarks set forth on Section 1.01(vii) of the Disclosure Schedule.

and (b) Trademarks derived from, confusingly similar to or including any of the foregoing that do not constitute Business Marks.

“Seller Note” means that certain Senior Unsecured PIK Note Due 2036 in an aggregate initial stated principal amount equal to the Seller Note Amount, to be issued by Janus Holdco III, LP and payable to US Seller, in the form attached hereto as Exhibit K.

“Seller Note Amount” means $75,000,000.

“Seller Retained Intellectual Property” means any and all Intellectual Property Rights (other than Trademarks) that are Excluded Assets and that were, as of immediately or during the twelve (12) months prior to the Closing, used in the conduct of the Business.

“Seller VAT Group” means the group of companies registered for United Kingdom VAT purposes of which Clarivate Analytics (UK) Limited is the Representative Member.

“Senior Credit Facility” means that certain Credit Agreement, dated as of October 31, 2019, by and among Camelot UK Holdco Limited, a private limited liability company organized under the Laws of England and Wales with company number 10314173, Seller Parent, US Seller, as Borrower Representative, the Borrowers (as defined therein), the guarantors from time to time party thereto, the several banks, financial institutions, institutional lenders and other entities from time to time party thereto as lenders and issuing lenders and Bank of America, N.A., as administrative agent, as amended, restated, supplemented, replaced or otherwise modified from time to time, including by the Incremental Facility Amendment dated as of February 28, 2020, the Incremental Facility Amendment dated as of October 1, 2020, the Incremental Facility Amendment dated as of November 30, 2021, the Incremental Facility Amendment dated as of March 31, 2022, Amendment No. 5 dated as of May 26, 2023, Amendment No. 6 dated as of January 31, 2024, Amendment No. 7 dated as of May 30, 2025 and Amendment No. 8 dated as of August 5, 2025.

“Senior Indenture(s)” means (a) that certain indenture, dated as of August 19, 2021, entered into by and between Clarivate Science Holdings Corporation, a Delaware corporation (the “Delaware Issuer”) and Wilmington Trust, National Association, as trustee and collateral agent, governing the Delaware Issuer’s 3.875% senior secured notes due 2028, as amended, restated, supplemented, replaced or otherwise modified from time to time and (b) that certain indenture, dated as of August 19, 2021, entered into by and between the Delaware Issuer and Wilmington Trust, National Association, as trustee, governing the Delaware Issuer’s 4.875% senior notes due 2029, as amended, restated, supplemented, replaced or otherwise modified from time to time.

“Senior Notes” means (a) the $921,177,000 aggregate principal amount of 3.875% senior secured notes due July 1, 2028 and (b) the $921,399,000 aggregate principal amount of 4.875% senior notes due July 1, 2029, in each case governed by the applicable Senior Indenture.

“Separation Cost Allocation” means the allocation of costs as set forth on Section 1.01(viii) of the Disclosure Schedule.

“Shared Contract” means any Contract entered into prior to the Closing that is between Seller Parent or any of its Subsidiaries, on the one hand, and one or more third parties, on the other hand, that inures to the benefit or burden of both the Business and the Retained Business.

“Singularity” means the proprietary software platform referred to by Sellers prior to the date hereof as “Singularity”, including all software (including Software Applications), AI Technology, data and other components of such platform that are owned (or licensed as open source software pursuant to a customary permissive license) by Sellers or their Affiliates and that are, or are considered by Sellers or their Affiliates as of the date hereof to be, necessary for Singularity to operate with respect to the Business in substantially the same manner in which it operates as of the date hereof.

“Software Applications” means computer applications in source code or object code form, including any libraries or modules (i.e., associated pre-written reusable source code or object code for integration into such programs) therefor. For clarity, while AI Technologies might include Software Applications, the definition of Software Applications shall not be deemed to include AI Technologies.

“Specified Existing Indebtedness” means Indebtedness outstanding under the Senior Credit Facility, the Senior Notes and the Senior Indentures, as well as any other Indebtedness for borrowed money that Seller Parent and Buyer agree to treat as Specified Existing Indebtedness for purposes of this Agreement.

“Specified Intra-Janus Intercompany Accounts” means any accounts, whether payables, receivables or otherwise, among any of the Purchased Subsidiaries, without duplication, (i) arising in the ordinary course of business and that have not been outstanding for more than thirty (30) days or (ii) which, as between any two Purchased Subsidiaries, do not exceed, in the aggregate and on a net basis, $100,000 (or the equivalent thereof, if denominated in other than U.S. dollars); provided that the amounts described in clause (i) and clause (ii) hereof shall not exceed $5,000,000 in the aggregate.

“Straddle Tax Period” means a Tax period that begins on or before the Closing Date and ends thereafter.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

“Target Net Working Capital” means negative $97,217,269.

“Tax” means (a) any U.S. federal, state, local or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax or charge in the nature of tax of any kind whatsoever (including withholding on amounts paid to or by any Person and, for the avoidance of doubt, Pillar Two Taxes) in respect of any person whether their liability is a primary, joint or secondary liability, together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority with respect thereto and any liability for any of the foregoing as transferee and (b) in the case of any of the Purchased Subsidiaries, liability for the payment of any amount of the type described in clause (a) as a result of being or having been before the Closing a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of such Purchased Subsidiary to a Taxing Authority is determined or taken into account with reference to the activities of any other Person.

“Tax Asset(s)” means any net operating loss, net capital loss, investment tax credit, foreign tax credit or any other credit or Tax attribute that could be carried forward or back to reduce Taxes (including deductions and credits related to alternative minimum Taxes) and losses or deductions deferred by the Code or other Applicable Law.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes and any amendments thereto, including information returns and any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreements” means all agreements or arrangements that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (in each case other than any general commercial Contract not primarily relating to Taxes).  For the avoidance of doubt, neither the Seller GPA nor the Seller VAT Group shall be a Tax Sharing Agreement for the purposes of this Agreement.

“Taxing Authority” means, with respect to any Tax, the Governmental Authority that has the power to impose, assess, determine or administer such Tax and the agency (if any) charged with the collection of such Tax for such Governmental Authority.

“TCGA” means the United Kingdom Taxation of Chargeable Gains Act 1992.

“Trademark” means any and all trademarks, service marks, trade dress, trade names, brand names, logos, slogans, domain names or any other source or business identifiers, whether registered or unregistered, and the goodwill symbolized thereby or associated therewith.

“Transaction Documents” means, collectively, this Agreement, each Foreign Transfer Agreement, the Transition Services Agreement, the Content License Agreement,

the Data Access and Services Agreement, the Reseller Agreements, the Global Employee Interim Services Agreement, each Pre-Signing UK Restructuring Document and each Pre-Closing Restructuring Document.

“Transaction Expenses” means, solely to the extent incurred prior to the Closing, not paid immediately prior to the Closing and without duplication and payable by a Purchased Subsidiary or for which a Purchased Subsidiary is liable, (a) all fees, expenses and costs incurred by Sellers, the Purchased Subsidiaries or any of their respective Affiliates, to the extent incurred and unpaid as of immediately prior to Closing in connection with the drafting, negotiation or execution of this Agreement or the consummation of the transactions contemplated by this Agreement to financial advisors, accountants, legal advisors and other third-party advisors, (b) any closing or other transaction or “success” fees, brokerage fees, commissions or finder’s fees payable by the Purchased Subsidiaries as a result of or the consummation of the transactions contemplated by this Agreement) and (c) all transaction-related, change in control, retention or stay bonuses (but, for the avoidance of doubt, not regular performance bonuses), severance, incentive, phantom equity or deferred compensation payments or other similar payments or obligations that are or become payable to any current or former employees, directors, or other individual service providers of or to any of the Purchased Subsidiaries, in each case, as a result of the consummation of the transactions contemplated by this Agreement, together with the employer portion of any payroll and employment Taxes on such amounts, and calculated as if all such amounts were paid on the Closing Date (excluding any “double-trigger” severance or other amounts payable as a result of terminations or other actions taken by Buyer and its Affiliates (including, following the Closing, any Purchased Subsidiary) following the Closing excluding, for the avoidance of doubt, the passage of time); provided that, for the avoidance of doubt, “Transaction Expenses” shall not include any amount included in Closing Indebtedness or Closing Net Working Capital.

“Transaction Tax Deductions” means, without duplication, all items of loss or deduction of any Purchased Subsidiary attributable to (a) fees or other payments to the holders of the existing Indebtedness of any Purchased Subsidiary in connection with the transactions contemplated by this Agreement (or any other Transaction Document), including any redemption premium, prepayment penalties or deductions for unamortized debt issuance costs, (b) costs, fees and expenses (including all attorney’s fees, accountant’s fees and investment banker fees) incurred by, or on behalf of, any Purchased Subsidiary in connection with the transactions contemplated by this Agreement (or any other Transaction Document), (c) the exercise, deemed exercise or cancellation of any options, or payments to holders of such options, arising as a result of the transactions contemplated by this Agreement (or any other Transaction Document), (d) any retention, change of control, transaction or similar bonuses or other compensatory payments to employees, independent contractors or directors of any Purchased Subsidiary, in each case arising out of, or related to, the transactions contemplated by this Agreement (or any other Transaction Document) and (e) the employer’s share of any employment Taxes with respect to amounts described in clause (d) above, in each case, to the extent economically borne by Sellers.

“Transfer Tax” means any excise, registration, stamp, recording, documentary, conveyancing, transfer and similar Taxes, levies, charges, duties and fees (including any penalties and interest thereto but excluding for the avoidance of doubt any Indirect Taxes) incurred, imposed, assessed or payable in connection with the transactions contemplated by this Agreement, other than in connection with the Pre-Signing UK Restructuring and the Pre-Closing Restructuring.

“Transition Services Agreement” means a Transition Services Agreement to be entered into between Buyer and Seller Parent at the Closing in the form attached hereto as Exhibit D.

“Treasury Regulations” means the rules and regulations promulgated by the U.S. Treasury Department under the Code.

“UK Restructured Working Capital” means any outstanding balances between a Purchased Subsidiary, on the one hand, and any member of the Retained Group, on the other hand, with respect to any cash related activity (comprised of billing and collections from customers of the Business, payments to suppliers of the Business and salary and benefits payments to the Business Colleagues, in each case in the ordinary course of business) resulting from the normal operating activity of the Business associated with: (a) accounts receivable and deferred revenue (other than non-current deferred revenue) of the Business that pertain to the Business’s specific product codes discretely identifiable and dedicated to the Business which are listed in Part D of Exhibit B; (b) accounts payable and accrued expenses of the Business that pertain to the Business’s specific cost centers discretely identifiable and dedicated to the Business which are listed in Part D of Exhibit B; and (c) amounts payable in respect of ordinary course compensation and benefits to the Business Colleagues.

“Ultimate Parent” means Clarivate Plc, a public limited company incorporated under the laws of Jersey.

“US Cash Cap” shall mean $5,000,000.

“VAT” means (a) any value added tax imposed by the United Kingdom Value Added Tax Act 1994 (VATA 1994) and legislation and regulations supplemental thereto; (b) any tax imposed in conformity with the VAT Directive of the Council of the European Union (2006/112/EC); and (c) any other tax of a similar nature, whether imposed in the United Kingdom or in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in (a) or (b), or elsewhere.

“Willful Breach” means the willful and material breach of a covenant by a deliberate action or deliberate omission taken (or deliberately failed to be taken) intentionally with the knowledge that such action or omission constitutes a material breach of such covenant.

(b)               Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Referee	2.11(c)
Adjusted Cash	7.18(a)
Aggregate Compensation Package	9.02
Aggregated Balance Sheet Information	3.06(a)(iv)
Agreement	Preamble
Allocation Statement	2.07(b)
Alternative Arrangement	2.06(a)(ii)
Alternative Financing	6.04(d)(i)
Alternative Financing Commitment Letter	6.04(d)(ii)
Annual Bonus	9.03
Anti-Corruption Laws	3.21(a)(i)
Assumed Liabilities	2.04
Authorized Payroll Personnel	5.07(c)(i)
AWS Forked Platforms Hosting Instance	6.02(c)(i)
Azure API Instance	6.02(c)(i)
Base Closing Date	2.09(a)
Bifurcated Contractual Liabilities	2.06(b)(iii)
Bifurcation of Contracts	2.06(b)(i)
Bifurcation Period	2.06(b)(ii)(C)
Business Books and Records	2.02(k)
Business Contracts	2.02(h)
Business Insurance Policy	3.19
Buyer	Preamble
Buyer 401(k) Plan	9.09
Buyer Fundamental Representations	10.03(a)(i)
Buyer Indemnified Parties	8.06
Buyer Non-U.S. DC Plan	9.04(a)
Buyer Non-U.S. Retirement Plans	9.04(b)
Buyer Related Parties	11.03(c)
Buyer Released Parties	12.07(a)
Buyer Releasing Parties	12.07(b)
Buyer Integration Activities	6.02(c)(iv)(B)(2)
Buyer’s Copy of the Forked Platforms	6.02(c)(ii)
Buyer’s Go Live Version of the Forked Platforms	6.02(c)(iv)(B)(2)
Clarivate Font	6.02(d)
Closing	2.09(a)
COBRA	3.15(b)
Competing Business	7.07(c)
Continuing Intracompany Accounts	5.03(b)
Contractor List	3.15(h)(vi)
Core Systems	7.09(f)(iii)
Covered Retained Employee	7.07(b)
Cure Period	2.11(a)(vi)
Current Representation	7.08(a)

Term	Section
DC Transfer Date	9.04(a)
Debt Commitment Letter	4.05(a)(i)
Debt Financing	4.05(a)(i)
Designated Non-US Purchased Subsidiary	7.18(b)
Designated Person	7.08(a)
Dispute Notice	2.11(b)
Disputed Item	2.11(b)
DOJ DSP Rule	3.12(g)
Electing Purchased Subsidiary	8.11(a)
Employee List	3.15(g)(xii)
End Date	11.01(a)(ii)
Enforceability Exceptions	3.02(a)
Enforcement Costs	11.03(d)
Equity Commitment Letter	4.05(a)(ii)
Equity Financing	4.05(a)(ii)
Equity Financing Source(s)	4.05(a)(ii)
Estimated Closing Cash	2.08(a)(ii)
Estimated Closing Indebtedness	2.08(a)(iii)
Estimated Closing Net Working Capital	2.08(a)(i)
Estimated Closing Statement	2.08(c)
Estimated Transaction Expenses	2.08(a)(iv)
Excluded Assets	2.03
Excluded IP Contract(s)	3.08(a)(vii)
Excluded Liabilities	2.05
Extended Closing Date	2.09(a)
Fee Letters	4.05(c)(i)
Final Allocation Statement	2.07(b)
Final Capitalization Schedule	3.05(d)
Final Closing Statement	2.11(a)(vi)
Final Forking Activities	6.02(c)(iv)
Financial Statement Preparation Principles	3.06(b)
Financial Statements	3.06(a)(iv)
Financing	4.05(a)(ii)
Financing Commitment Letters	4.05(a)(ii)
Foreign Transfer Agreement	2.10
Forked Platforms Delivery	6.02(c)(ii)
Forking Completion Date	6.02(c)(ii)(C)
French Put Option Covenants	7.17(a)
Go Live Date	6.02(c)(iv)(B)(2)
Guarantee	Recitals
Guarantors	Recitals
Indemnified Party	12.04(a)
Indemnifying Party	12.04(a)
Intercompany Agreement	3.25

Term	Section
Intra-Spain Loan	7.18(a)
Labor Agreement	3.15(f)
Late Delivery Fee	6.02(c)(iii)(B)
Leased Real Property	3.11(b)
Liability Limitation	11.03(e)
Material Contract	3.08(b)
Migration Plan	7.09(g)
Noida Lease	7.14(a)
Noida Property	7.14(a)
Non-Assignable Assets	2.06(a)
Non-Withholding Party	2.13
Omitted Component	6.02(e)
parties	Recitals
party	Recitals
Payroll Census	5.07(a)
Payroll Data Processing Agreement	5.07(b)
Payroll Parallel Testing	5.07(e)
Permits	3.13
Permitted Liens	3.11(c)(xiii)
Post-Closing Representation	7.08(a)
Pre-Closing Occurrences	7.06(b)
Pre-Closing Restructuring	5.04(a)
Pre-Closing Restructuring Plan	5.04(a)
Pre-Closing Tax Return	8.01(b)
Pre-Signing UK Restructuring	Recitals
Purchase Price	2.07(a)(v)
Purchased Assets	2.02
Qualifying Offer	9.01(b)(i)
Quartering-Off Arrangement	7.14(c)
R&W Insurance Policy	12.09
Real Property Lease	3.11(b)
Reallocation Election	8.01(j)
Recovered Restructuring Transfer Taxes	8.10(d)
Recovery Costs	7.06(c)(ii)(D)
Reference Month	2.09(a)
Refund Claim	8.03(b)
Registered Business Intellectual Property Rights	3.12(a)
Retained Bifurcated Contract	2.06(b)(i)
Regulatory Clearances	7.01(c)
Regulatory Concession	7.01(a)(i)(D)
Release	2.09(c)(viii)
Required Amount	4.05(d)(ii)
Retained Claims-Made Policies	7.06(d)
Retained Policies	7.06(b)
Retained Service Providers	9.20

Term	Section
Section 336(e) Election Statement	8.11(a)
Section 336(e) Elections	8.11(a)
Section 8.06 Tax Benefit	8.07(b)
Section 12.02 Tax Benefit	12.06
Security Breach	3.12(h)(i)
Seller	Preamble
Seller Fundamental Representations	10.02(a)(iii)
Seller Indemnified Parties	12.02(b)
Seller Non-U.S. DC Plan	9.04(a)
Seller Non-U.S. Retirement Plan	9.04(b)
Seller Parent	Preamble
Seller Released Parties	12.07(b)
Seller Releasing Parties	12.07(a)
Seller Tax Records	8.02(b)
Seller Welfare Plan	9.07
Seller’s 401(k) Plan	9.09
Sellers	Preamble
Sellers Integration Activities	6.02(c)(iv)
Sole Remedy Period	6.02(c)(iii)
Solvent	4.10
Spanish Leases	7.15(a)
Spanish Property	7.15(b)
Specified Intra-Janus Loan	7.18(b)
Specified Tax Refund	8.03(a)
Specified Unwind Transaction(s)	7.18(c)
Supplies	8.09(a)
Target Forking Date	6.02(c)(ii)
Target Integration Date	6.02(c)(iv)
Tax Claim	8.07(a)
Tax Refund	8.03(a)
Terminating Buyer Breach	11.01(a)(v)
Terminating Seller Breach	11.01(a)(iv)
Termination Fee	11.03(a)(ii)
Third Party Claim	12.04(a)
Top Customers	3.18(a)(i)
Top Vendors	3.18(a)(ii)
Training Data	3.12(e)
Transfer Amount	9.04(a)
Transferred Bifurcated Contract	2.06(b)(i)
Transferred Employee	9.01(c)
Transition Steering Committee	7.16
UK Seller	Preamble
US Seller	Preamble
WARN	9.13
Wind-Down Period	6.02(a)(ii)

Withholding Party	2.13

Section 1.02.         Other Definitional and Interpretative Provisions.

(a)               The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)               The headings and captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

(c)               References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.

(d)               All Exhibits and Schedules (including the Disclosure Schedule) annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

(e)               Any capitalized terms used in any Exhibit or Schedule (including the Disclosure Schedule) but not otherwise defined therein shall have the meaning as defined in this Agreement.

(f)                Where there is any inconsistency between the definitions set out in Section 1.01 and the definitions set out in any other Section or any Schedule (including the Disclosure Schedule), then, for the purposes of construing such Section or Schedule, the definitions set out in such Section, Schedule shall prevail.

(g)               The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if.”

(h)               Any singular term in this Agreement shall be deemed to include the plural and any plural term in this Agreement shall be deemed to include the singular.

(i)                 Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words, “but not limited to,” whether or not they are in fact followed by those words or words of like import.

(j)                 References to one gender shall include all genders.

(k)               “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(l)                 References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms thereof unless otherwise specified.

(m)             References to any Person include the successors and permitted assigns of that Person.

(n)               References from or through any date mean, unless otherwise specified, from and including or through and including such date, respectively.  References to a number of days shall be deemed to refer to a number of calendar days unless Business Days are specified.  If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

(o)               References to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time, except as otherwise specified herein, and to any rules or regulations promulgated thereunder.

(p)               All references to any time herein shall refer to Eastern Time.

(q)               Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in U.S. dollars.

(r)                The parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(s)                For the purposes of this Agreement, any document that is described as being “delivered,” “furnished” or “made available” shall be treated as such if a copy of such document has been posted in the electronic dataroom hosted by Intralinks prepared by Sellers or otherwise provided to Buyer or any of its Representatives by 5:00 p.m. Eastern Time on the date immediately prior to the date hereof.

(t)                 Whenever the words “shall” and “will” are used in this Agreement, they are deemed to have the same meaning and construed to impose an affirmative obligation.

(u)               The word “or” shall be disjunctive but not exclusive.

Article 2
Sale and Purchase

Section 2.01.         Sale and Purchase of the Interests.  Upon the terms and subject to the conditions of this Agreement, at the Closing, (a) each Seller shall sell to Buyer or to one or more Subsidiaries of Buyer, as determined by Buyer, and Buyer shall purchase, or cause one or more of its Subsidiaries to purchase, from such Seller and such applicable Subsidiaries, the Interests owned by such Seller or such Subsidiary and (b) each Seller shall transfer and deliver to Buyer or to one or more Subsidiaries of Buyer, as determined by Buyer, valid title to such Interests free and clear of any Lien other than Liens imposed by applicable securities laws.

Section 2.02.         Sale and Purchase of the Purchased Assets.  Upon the terms and subject to the conditions of this Agreement, at the Closing (x) each Seller agrees to, and Seller Parent agrees to cause each of its applicable Subsidiaries to, sell, convey, transfer, assign and deliver (or make available or grant access to), or cause to be sold, conveyed, transferred, assigned and delivered (or made available or granted access to), to Buyer (or to such Subsidiary or Subsidiaries of Buyer, as determined by Buyer), and (y) Buyer agrees to purchase (or cause one or more of its Subsidiaries to purchase) from Sellers, free and clear of any Liens other than Permitted Liens, all of such Seller’s and such Subsidiaries’ right, title and interest in, to and under the following assets, properties and rights of such Seller and any applicable Subsidiary (other than the Interests) (collectively, the “Purchased Assets”):

(a)               the Real Property Leases that are primarily related to the Business as currently conducted;

(b)               all Assigned Intellectual Property Rights;

(c)               all Assigned IT Assets;

(d)               all Assigned Software Applications;

(e)               subject to Section 6.02(c), Buyer’s Copy of the Forked Platforms and Buyer’s Go Live Version of the Forked Platforms;

(f)                [intentionally omitted];

(g)               (i) the Customer Contracts exclusively related to the Business, (ii) subject to Section 2.06, the portion of any Shared Contract that is a Customer Contract that relates to the Business and (iii) subject to Section 2.06(b), the Transferred Bifurcated Contracts;

(h)               (i) each other Contract to which a Seller or one of its Affiliates is a party that is exclusively related to the Business, (ii) the Contracts set forth on Section 2.02(h) of the Disclosure Schedule (other than the Real Property Leases), (iii) each Contract relating to the Assigned IT Assets (or, in the case of a Shared Contract relating to the Assigned IT Assets, subject to Section 2.06(b), the portion of such Contract that relates to the Business), (iv) subject to Section 2.06(b), those portions of the other Shared Contracts set forth in Section 2.02(h) of the Disclosure Schedules that relate to the Business and (v) the Contracts to the extent relating to the delivery of services to the Real Property Leases (collectively, such Contracts (or portions thereof) referred to in clauses (i) through (v), the “Business Contracts”); provided, that Sellers may update Section 2.02(h) of the Disclosure Schedule no later than three (3) Business Days prior to the Closing Date solely to account for Business Contracts that have terminated in accordance with their terms and the provisions of Section 5.01 after the date of this Agreement and prior to the Closing Date;

(i)                 all Permits that are primarily related to the Business to the extent assignable, transferrable or capable of being reissued under Applicable Law and the terms of such Permits that are primarily related to the Business; provided, however, that Sellers and their Affiliates shall have the right to retain copies for their compliance records of any such Permits;

(j)                 all furniture, fixtures, equipment, office supplies and other tangible personal property (including machinery, but excluding IT Assets), whether owned or leased, primarily related to the Business or located on the premises of the Leased Real Property underlying such Real Property Leases described in Section 2.02(a), including the furniture, fixtures, equipment, office supplies, company vehicles, computer hardware and other tangible property described on Section 2.02(j) of the Disclosure Schedule;

(k)               all (i) customer, vendor and personnel lists, (ii) advertising, marketing, sales and promotional materials, (iii) business and product materials and (iv) financial records, books, papers and documents (whether electronic or otherwise), in each case to the extent relating primarily to the Business (other than any books and records described in Section 2.03(j) (the “Business Books and Records”)); provided that Sellers and their Affiliates may retain one (1) copy of each of the foregoing for their books and records;

(l)                 personnel records for Transferred Employees (to the extent not prohibited by Applicable Law and subject to Section 7.09(d)(i)(x));

(m)             all Cash of the Purchased Subsidiaries to the extent included in Closing Cash;

(n)               all current assets of the Business, including current assets of the Business included in Closing Net Working Capital, other than the Excluded Current Assets;

(o)               all goodwill to the extent related to the Business;

(p)               all rights, claims, defenses, credits, causes of action and rights of set-off against third parties relating exclusively to a Purchased Asset or Assumed Liability;

(q)               the assets set forth in Section 2.02(q) of the Disclosure Schedule;

(r)                all rights under all confidentiality agreements with prospective purchasers of the Business or any material portion thereof, to the extent that Seller (or its Affiliate party thereto) is able to assign, or cause to be assigned, to Buyer at the Closing Seller’s (or such Affiliate’s) rights under such agreements, to confidential treatment and limited use of information with respect to the Business and, to the extent applicable, with respect to solicitation and hiring of Business Colleagues; and

(s)                any other assets, properties and rights of a type or category not expressly covered in this Section 2.02 that are primarily arising out of or related to the Business, other than those assets, properties and rights specifically identified as Excluded Assets in Section 2.03.

Section 2.03.         Excluded Assets.  Notwithstanding anything to the contrary in this Agreement, Buyer expressly acknowledges and agrees that Buyer is not purchasing or acquiring, and Sellers and their respective Affiliates are not selling, conveying, transferring, assigning or delivering, any of Sellers’ or their Affiliates’ (including the Purchased Subsidiaries’) right, title and interest in, to and under any assets, properties and rights of Sellers or their Affiliates (including the Purchased Subsidiaries) that are not Interests or Purchased Assets, including the following excluded assets, properties and rights of Sellers or their Affiliates (collectively, the “Excluded Assets”):

(a)               all Intellectual Property Rights owned by Sellers or their Affiliates other than the Assigned Intellectual Property Rights; and for purposes of clarity, the Intellectual Property Rights which do not constitute Assigned Intellectual Property Rights but that are nonetheless embodied in the Forked Platforms, or in Buyer’s Copy of the Forked Platforms or Buyer’s Go-Live Version of the Forked Platforms (when delivered to Buyer in accordance with this Agreement), shall be considered Excluded Assets;

(b)               those Contracts set forth on Section 2.03(b) of the Disclosure Schedule;

(c)               all Contracts that are not Customer Contracts or Business Contracts (excluding the Real Property Leases), including all Shared Contracts, except as set forth in Section 2.02(g) and Section 2.02(h);

(d)               all Software Applications owned by Seller or their Affiliates which do not constitute Assigned Software Applications;

(e)               all Cash (excluding clause (ii) in the proviso of the definition thereof) of the Ultimate Parent and any of its Affiliates (other than Cash of the Purchased Subsidiaries to the extent included in Closing Cash);

(f)                the Excluded Current Assets;

(g)               subject to Section 7.06, all insurance policies of Sellers and their Affiliates and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries;

(h)               all Tax assets, as well as any rights to Tax refunds (or credits in lieu thereof), in each case, relating to Sellers or the Retained Subsidiaries;

(i)                 all Business Benefit Plans that are not Purchased Subsidiary Benefit Plans;

(j)                 all Seller Tax Records (including any Tax Returns related to Combined Taxes), other than copies of relevant positions or portions thereof related solely to the Purchased Subsidiaries or Purchased Assets and Tax Returns related solely to the Purchased Subsidiaries or Purchased Assets (including any documents, books or records related solely to such Tax Returns) subject to Section 8.02; and

(k)               the assets set forth in Section 2.03(k) of the Disclosure Schedule.

Subject to the other terms and conditions of this Agreement, Seller Parent may, prior to the Closing, take (or cause one or more of its Affiliates to take) such action as is necessary or advisable to transfer the Excluded Assets from the Purchased Subsidiaries and their Subsidiaries to any member of the Retained Group for such consideration or for no consideration, as may be determined by Seller Parent acting in good faith; provided that (i) Seller Parent shall not incur any Liability that would be an Assumed Liability at the Closing, (ii) no such transfer shall adversely affect the Business or the Purchased Assets in more than a de minimis respect or result in any Tax liability for which Buyer or the Purchased Subsidiaries would be responsible after the Closing (unless such Tax liability constitutes an Indemnified Tax or an Excluded Liability, or Seller agrees to indemnify Buyer for such Tax as if such Tax were an Indemnified Tax for purposes of this Agreement), (iii) Seller Parent shall provide Buyer with advance notice of any such transfer and consult with Buyer in good faith prior to effecting such transfer and (iv) in no event shall Seller Parent transfer a Purchased Asset from the Purchased Subsidiaries without the prior written consent from Buyer.

Section 2.04.         Assumed Liabilities.  Upon the terms and subject to the conditions of this Agreement, Buyer agrees, effective at the Closing, to assume (or cause to be assumed) and thereafter to timely pay, discharge and perform in accordance with its terms, all of the Liabilities of each member of the Retained Group (or any predecessor of any of the foregoing or any prior owner of all or part of the businesses or assets of any of the foregoing), to the extent relating to or arising out of the ownership, operation or conduct of the Business or the Purchased Assets, of whichever nature, whether presently in existence or arising hereafter (as currently or formerly conducted), including the following Liabilities (collectively, the “Assumed Liabilities”):

(a)               all Liabilities to the extent arising out of the Customer Contracts or Business Contracts (for the avoidance of doubt, it being acknowledged and agreed that with respect to (x) Shared Contracts, only Liabilities to the extent related to the portion of the Shared Contracts that are Business Contracts or (y) Bifurcated Contracts, only Bifurcated Contractual Liabilities pursuant to Section 2.06(b));

(b)               all Liabilities or obligations arising out of any Action to the extent related to or arising out of the operation or conduct of the Business or the Purchased Assets;

(c)               all current liabilities of the Business to the extent relating to or arising out of the ownership, operation or conduct of the Business or the Purchased Assets, including current liabilities of the Business included in the Closing Net Working Capital, other than the Excluded Current Liabilities;

(d)               all Indebtedness of the Business to the extent included in Closing Indebtedness and all Transaction Expenses to the extent included in the calculation of the Purchase Price;

(e)               notwithstanding anything to the contrary in this Agreement, all Liabilities for Taxes for which a member of the Retained Group or a Purchased Subsidiary is liable as a result of a breach of the covenants in Section 8.01(f) or Section 8.01(g) by Buyer;

(f)                all Liabilities arising out of or relating to the employment or engagement of the Transferred Employees and the Interim Services Employees from the Closing Date or otherwise assumed by Buyer pursuant Article 9, including under any Purchased Subsidiary Benefit Plan (but not under any Seller Benefit Plan) but excluding any Liability (i) required to be indemnified by Seller pursuant to the Global Employee Interim Services Agreement or (ii) arising after the termination of the Global Employee Interim Services Agreement with respect to any Interim Services Employee who does not accept a Qualifying Offer;

(g)               non-current Liabilities of the Business to the extent relating to or arising out of the ownership, operation or conduct of the Business or the Purchased Assets, including non-current Liabilities of the Business included in Closing Net Working Capital; and

(h)               those Liabilities set forth on Section 2.04(h) of the Disclosure Schedule.

Section 2.05.         Excluded Liabilities.  Buyer expressly acknowledges and agrees that Buyer shall assume only the Assumed Liabilities from Sellers and their Affiliates and shall not assume any other Liability of any member of the Retained Group except for the Assumed Liabilities, of whichever nature, whether presently in existence or arising hereafter (as currently or formerly conducted), including the following Liabilities (collectively, such unassumed Liabilities, the “Excluded Liabilities”) which Excluded Liabilities shall be retained by, and remain Liabilities of, Sellers and their applicable Affiliates (other than the Purchased Subsidiaries):

(a)               all Liabilities or obligations to the extent arising out of the Excluded Assets or the operation or conduct of the Retained Business;

(b)               all Indebtedness of the Business, Sellers and any Retained Subsidiary, including the Specified Existing Indebtedness, other than any Indebtedness included in Closing Indebtedness;

(c)               the Excluded Current Liabilities;

(d)               all Liabilities for Taxes (i) to the extent arising out of the Purchased Assets or the operation or conduct of the Business, in each case, with respect to any Pre-Closing Tax Period (other than, for the avoidance of doubt, any Taxes of the Purchased Subsidiaries), and (ii) of Sellers, any Retained Subsidiary or any Seller Group for any Tax Period, including any Combined Taxes;

(e)               all Liabilities to the extent arising out of the Pre-Signing UK Restructuring or the Pre-Closing Restructuring;

(f)                all Liabilities to the extent arising out of any Shared Contract that is not a Bifurcated Contract, and any Liabilities allocated to Sellers in accordance with Section 2.06(b);

(g)               the Liabilities referred to on Section 2.05(g) of the Disclosure Schedule; and

(h)               all Liabilities arising out of or relating to (i) any Seller Benefit Plan, (ii) any Offer Employee, Purchased Subsidiary Business Colleague or former employee or service provider of the Business in connection with their employment or service to the Sellers or their Affiliates (other than any Purchased Subsidiary) or the termination thereof prior to the Closing (other than those assumed by Buyer and its Affiliates pursuant to Section 9.12), (iii) any Retained Service Providers, (iv) indemnification required to be provided by Sellers pursuant to the Global Employee Interim Services Agreement or (v) an Interim Services Employee who does not accept a Qualifying Offer (for the time period following the termination of the Global Employee Interim Services Agreement).

Section 2.06.         Limitation on Assignment of Purchased Assets; Bifurcated Contracts.

(a)               Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to assign or transfer any Contract or other Purchased Asset or right thereunder that is not assignable or transferable without (i) the consent of, or other required action by, any Person, other than any Seller, Buyer or any of their respective Affiliates, and such consent shall not have been obtained prior to the Closing or (ii) violating any Applicable Law (such assets being collectively referred to herein as “Non-Assignable Assets”).  Notwithstanding the foregoing, Sellers and Buyer and each of their respective Subsidiaries shall have the continuing obligation from the date hereof until eighteen (18) months after the Closing to use their reasonable best efforts to obtain all necessary consents to, or other required action necessary for, the assignment or transfer thereof, or to deliver any required notices, it being understood that, (x) other than general internal costs, overhead and use of internal personnel and assets or infrastructure, neither Sellers, Buyer nor any of their respective Affiliates or Subsidiaries shall be required to expend money or incur any Liability (other than de minimis costs and expenses or customary de minimis legal fees and expenses in connection with the review of any Non-Assignable Assets), commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain such consents or other action and (y) Sellers shall not be required to extend any Contract that would otherwise expire during such eighteen (18) month period in accordance with its terms.  In the event the requisite third-party consent or other action with respect to a Non-Assignable Asset is obtained in accordance with this Section 2.06(a), such Non-Assignable Asset shall promptly be transferred and assigned by the applicable Seller to Buyer hereunder at no additional cost.  With respect to any Non-Assignable Asset or right thereunder that is not transferred and assigned to Buyer at the Closing because the requisite third-party consent or other action with respect to such Non-Assignable Asset is not obtained in accordance with this Section 2.06(a), subject to the provisions of Section 2.06(b), until the earlier of the date that is eighteen (18) months after the Closing and any requisite consent or other action is obtained therefor and such Non-Assignable Asset is transferred and assigned to Buyer, Buyer and Sellers and each of their respective Subsidiaries shall cooperate with each other and use their reasonable best efforts to enter into a lawful and reasonable arrangement (an “Alternative Arrangement”) pursuant to which (A) Sellers cause to be provided to Buyer the benefits of such Non-Assignable Asset or right thereunder, (B) Sellers enforce for the benefit of Buyer, at the reasonable request of Buyer, any rights of Sellers or their Affiliates thereunder (it being understood that Buyer shall be responsible for any costs and expenses reasonably incurred by Sellers or their Subsidiaries in their performance of the foregoing obligations), and (C) Buyer is permitted to perform, or cause to be performed, the obligations thereunder, in each case to the extent related to the Business, and which otherwise puts Buyer and Seller (and their respective Affiliates) in the position they would have been in had such Non-Assignable Asset and accompanying Assumed Liability been transferred to Buyer at the Closing.  Subject to this Section 2.06(a), costs and expenses reasonably incurred in connection with obtaining or structuring any Alternative Arrangement (including any consent or amendment fees payable to any third-party counterparty) shall be borne in accordance with the Separation Cost Allocation.  In furtherance of the foregoing, beginning on the Closing Date and continuing for a period of up to eighteen (18) months thereafter, each Seller shall, and shall cause its Affiliates to, without further consideration therefor, pay and remit to Buyer or its designee all monies, rights and other consideration received in respect of such Non-Assignable Asset or right thereunder as promptly as reasonably practicable after receipt thereof. For the avoidance of doubt, this Section 2.06(a) does not govern the treatment of Bifurcated Contracts (other than those that are the subject of the proviso of the first sentence of Section 2.06(b)(i)). If any Purchased Asset constitutes a Non-Assignable Asset at the Closing, the Closing shall nonetheless take place subject to and on the terms set forth herein.

(b)               Except as otherwise agreed by Seller Parent and Buyer or as otherwise provided in this Agreement or another Transaction Document, with respect to each Bifurcated Contract:

(i)                      Prior to the Closing, Sellers and Buyer shall (and shall cause their respective Affiliates to) use reasonable best efforts (which shall not include the paying of any consideration to any counterparty) to (w) separate each Bifurcated Contract into two Contracts with the applicable counterparty, (x) amend and restate an existing Contract, (y) transfer all or a portion of a Contract into a new Contract or (z) take two or more of the preceding steps or enter into any other lawful arrangement (any such foregoing steps, the “Bifurcation of Contracts”) resulting in one or more Contracts relating exclusively to the Business (each, a “Transferred Bifurcated Contract”), on the one hand, and one or more Contracts relating exclusively to the Retained Business (each, a “Retained Bifurcated Contract”), on the other hand.  The parties shall, in good faith, (A) cooperate in all respects and consult with each other in connection with the separation efforts; provided that Sellers and their Affiliates shall not be required to take any action that would, in the good faith judgment of Sellers (after consultation with Buyer), constitute a breach or other contravention of the rights of any Person(s), be ineffective under, or contravene, Applicable Law or any Bifurcated Contract, or result in the termination, cancellation or acceleration of any right or obligation and (B) discuss and consider whether a Purchased Subsidiary or Buyer is the appropriate transferee or assignee of any Transferred Bifurcated Contract taking into consideration, among other things, the terms and conditions of a Transferred Bifurcated Contract and whether transfers or bifurcations to a Purchased Subsidiary prior to the Closing transfers could obviate the requirement to seek third party consents or otherwise minimize the procedural or financial obligations in furtherance of the Bifurcation of Contracts.

(ii)                   If any Bifurcated Contract is not separated pursuant to clause (i) above prior to Closing, the Closing shall nonetheless take place subject to and on the terms set forth herein and, thereafter, through the earlier of (A) the time such Bifurcated Contract is separated pursuant to clause (i) above, (B) eighteen (18) months following the Closing Date and (C) the expiration or termination of the remaining term of the applicable Bifurcated Contract (such period, the “Bifurcation Period”) (it being understood that Sellers need not extend any such Bifurcated Contract that would otherwise expire in accordance with its terms during the Bifurcation Period), the parties shall cooperate in all respects and consult with each other in connection with all efforts to separate such Bifurcated Contract, and the parties shall (x) cooperate in good faith and use their respective reasonable best efforts (with costs and expenses reasonably incurred in connection therewith borne in accordance with the Separation Cost Allocation) to separate such Bifurcated Contract pursuant to clause (i) above as promptly as practicable after the Closing, or (y) until so separated, participate in any lawful arrangement reasonably agreed by the parties under which (1) Buyer shall (without infringing on the legal rights of any third party or violating any Applicable Law) obtain the economic and other rights and benefits and assume any related economic or other obligations under the terms and conditions of such Bifurcated Contract to the extent related to the Business and (2) Sellers shall (without infringing on the legal rights of any third party or violating any Applicable Law) retain the economic and other rights and benefits and bear any related economic or other obligations under the terms and conditions of such Bifurcated Contract to the extent related to the Retained Business; provided, that if Buyer reasonably determines that the ultimate terms and conditions of any proposed Transferred Bifurcated Contract would reasonably be expected to result in more than a de minimis adverse effect on the terms of such Contract applicable to the Business (taking into account any corresponding reduction in services, increase in per-unit pricing or fees, loss of volume-based discounts, degraded service levels, reduced support commitments or other deterioration of commercial terms commensurate with the portion of the Bifurcated Contract that is proposed to be transferred as part of the Transferred Bifurcated Contract), Buyer shall be entitled to reject the bifurcation of such Bifurcated Contract and the parties shall thereafter instead treat any such Contract as a Non-Assignable Asset in accordance with Section 2.06(a) until the earlier of (a) eighteen (18) months following the Closing Date and (b) the expiration or termination of its remaining term.  During the Bifurcation Period, each party shall, and shall cause its Affiliates to, comply with the terms of each unseparated Bifurcated Contract to the extent related to its respective business.  In connection with any separation or arrangement under this clause (ii), each party shall (and shall cause their respective Affiliates to) reasonably cooperate with the other party, including by (I) making available relevant personnel with knowledge of the applicable Bifurcated Contract, (II) providing the other party with reasonable access to relevant books, records and correspondence relating to such Bifurcated Contract (appropriately redacted to eliminate any information regarding the Retained Business, if applicable), (III) participating in discussions or negotiations with the applicable counterparty at the other party’s reasonable request and (IV) executing or causing to be executed such instruments of assignment, novation or amendment as may be reasonably necessary to effect such separation.

(iii)                 With respect to Liabilities pursuant to, under or relating to any such Bifurcated Contract (“Bifurcated Contractual Liabilities”), such Bifurcated Contractual Liabilities shall be allocated between Sellers and Buyer as follows:  if a Bifurcated Contractual Liability (A) is incurred solely in respect of the Business or the Retained Business, such Bifurcated Contractual Liability shall be allocated to Buyer (in respect of the Business) or Sellers (in respect of the Retained Business); and (B) cannot be so allocated under clause (A), such Bifurcated Contractual Liability shall be allocated to Sellers (taken as a whole) or Buyer, as the case may be, based on the relative proportions of total benefit received by the Business and the Retained Business under the relevant Bifurcated Contract.  Notwithstanding the foregoing, each of Sellers and Buyer shall be responsible for all Bifurcated Contractual Liabilities arising from its (or its Affiliates’) respective breach or non-performance of any Bifurcated Contract.  For the avoidance of doubt, Sellers shall have no obligation to undertake the obligations set forth in this Section 2.06(b) with respect to any Shared Contract other than the Bifurcated Contracts.

Section 2.07.         Purchase Price; Allocation of Purchase Price.

(a)               The purchase price for the Interests and Purchased Assets is (i) the Base Purchase Price plus (ii) the Closing Net Working Capital Adjustment Amount plus (iii) Closing Cash minus (iv) Closing Indebtedness minus (v) Transaction Expenses (the “Purchase Price”).  The Estimated Purchase Price shall be paid as provided in Section 2.09(b)(iv) and shall be subject to adjustment as provided in Section 2.11 and Section 2.12.

(b)               Within ninety (90) days after the determination of the Final Purchase Price pursuant to Section 2.11, Seller Parent shall prepare and provide to Buyer an allocation of the Final Purchase Price among the Interests, the Purchased Assets and the assets of the Electing Purchased Subsidiaries prepared in accordance with the principles in Section 2.07(b) of the Disclosure Schedule (the “Allocation Statement”).  If Buyer objects to Seller Parent’s allocation of the Final Purchase Price set forth in the Allocation Statement, Buyer may, within twenty (20) days after the delivery of the Allocation Statement, deliver a written notice of such objection to Seller Parent setting forth in reasonable detail the items to which Buyer objects and the basis thereof.  If Buyer does not timely deliver such an objection notice, then Buyer shall be deemed to have agreed to the allocation set forth in the Allocation Statement (the “Final Allocation Statement”).  If Buyer timely delivers an objection notice, Buyer and Seller Parent shall use good faith reasonable best efforts to resolve such dispute within twenty (20) days (as such time period may be mutually extended by Buyer and Seller Parent).  In the event that Buyer and Seller Parent are able to resolve such dispute within such period, the allocation set forth on the Allocation Statement shall be adjusted to reflect such resolution and such adjusted Allocation Statement shall constitute the Final Allocation Statement.  In the event that Buyer and Seller Parent are unable to resolve such dispute within twenty (20) days (as such time period may be mutually extended by Buyer and Seller Parent), Buyer and Seller Parent shall jointly retain the Accounting Referee to resolve the disputed items.  Upon resolution of the disputed items, the allocation reflected on the Allocation Statement shall be adjusted to reflect such resolution and such adjusted Allocation Statement shall constitute the Final Allocation Statement.  The costs, fees and expenses of the Accounting Referee shall be borne equally by Buyer and Sellers.

(c)               The allocation reflected on the Final Allocation Statement shall be conclusive, final and binding on Buyer, Sellers and their respective Subsidiaries and Affiliates.  Buyer and Sellers shall, and shall cause their respective Subsidiaries and Affiliates to, file all Tax Returns (including amended returns and claims for refunds) and information reports in a manner consistent with the Final Allocation Statement.  Buyer and Sellers agree that they will not, and will not permit any of their respective Subsidiaries or Affiliates to, take a position (except as required pursuant to any order of a Governmental Authority) on any Tax Return or in any audit or examination before any Taxing Authority that is in any way inconsistent with the Final Allocation Statement; provided, however, that nothing herein shall prevent Buyer, Sellers, or any of their respective Subsidiaries or Affiliates from settling, or require them to litigate before any court, any challenge, proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Allocation Statement.

(d)               If the Purchase Price is adjusted pursuant to this Agreement, the Final Allocation Statement shall be adjusted as appropriate and Buyer and Sellers shall cooperate in good faith in making any such adjustments.

Section 2.08.         Estimated Purchase Price.  Not less than four (4) Business Days prior to the Closing Date, Seller Parent shall deliver to Buyer a written statement setting forth its (a) good faith estimates of (i) Closing Net Working Capital (“Estimated Closing Net Working Capital”), (ii) Closing Cash (“Estimated Closing Cash”), (iii) Closing Indebtedness (“Estimated Closing Indebtedness”) and (iv) Transaction Expenses (“Estimated Transaction Expenses”), (b) calculation of the Estimated Net Working Capital Adjustment Amount, and (c) on the basis of the foregoing, calculation of the Estimated Purchase Price (together with the estimates and calculations referred to in the preceding clauses of this Section 2.08, the “Estimated Closing Statement”).  The Estimated Closing Statement shall be prepared in accordance with the Accounting Policies and this Agreement and shall be accompanied by reasonable supporting detail and back-up documentation, setting forth its good faith estimate.  Following delivery of the Estimated Closing Statement, Sellers shall provide Buyer and its advisors reasonable access to the relevant books and records and employees of Sellers relating to the Business upon prior written request and during normal business hours in connection with Buyer’s review of the calculation of the Estimated Purchase Price, and Sellers shall promptly respond to all reasonable inquiries from Buyer and its Representatives and furnish such additional documentation, schedules and other information as Buyer may reasonably request in connection with its verification of the estimates and calculations set forth in the Estimated Closing Statement.  Seller will consider Buyer’s comments in good faith in connection with such review and the parties will work in good faith to resolve any dispute with respect to the items set forth in the Estimated Closing Statement prior to the Closing (but in no event shall any such dispute delay the Closing).

Section 2.09.         Closing.

(a)               Subject to the terms and conditions of this Agreement, the closing (the “Closing”) of the purchase and sale of the Interests and the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017 or remotely by the exchange of signature pages for executed documents (i) on the later of (A) the fifth (5th) Business Day following the date on which all of the conditions set forth in Article 10 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of those conditions) have been satisfied (or, to the extent permitted by Applicable Law, waived) and (B) the date that is ninety (90) days after the date of this Agreement (such later date, the “Base Closing Date”); (ii) if elected by Buyer or Seller Parent, by written notice to Seller Parent or Buyer, as applicable, delivered no later than ten (10) Business Days prior to the Base Closing Date, the date that is up to thirty (30) days after the Base Closing Date (such extended date, the “Extended Closing Date”), solely to the extent that the delivering Party reasonably determines in good faith that is not operationally ready to consummate the Closing as of such date, describing in reasonable detail the operational readiness issues giving rise to such extension election (it being understood that the delivery or sufficiency of such notice shall not affect the validity or effectiveness of such election); provided, however, that if the Extended Closing Date would fall three (3) Business Days before or after the last Business Day of a calendar month (the “Reference Month”), the Extended Closing Date shall be such last Business Day of such Reference Month; or (iii) at such other time or place as Buyer and Seller Parent may agree in writing.  Unless specified otherwise, all transactions taking place at the Closing shall be deemed to occur simultaneously.

(b)               At or prior to the Closing, Buyer shall:

(i)                      deliver, or cause to be delivered, to Seller Parent a certificate, dated the Closing Date and signed by an executive officer of Buyer, pursuant to Section 10.03(c) hereof;

(ii)                   deliver, or cause to be delivered, to Seller Parent a duly executed counterpart to each Transaction Document to which Buyer or any Affiliate thereof is a party;

(iii)                 subject to receipt of final invoices evidencing such amounts no later than two (2) Business Days prior to the Closing Date, pay, or cause to be paid, the Estimated Transaction Expenses set forth on such invoices on behalf of the applicable Seller or its Affiliate by wire transfer in immediately available funds by wire transfer to the Persons at the accounts and in the amounts designated by Seller Parent in the Estimated Closing Statement to Buyer;

(iv)                  pay, or cause to be paid, to Seller Parent an amount equal to (A) the Estimated Purchase Price minus (B) the Seller Note Amount minus (C) the Deferred Consideration Amount in immediately available funds by wire transfer to an account or accounts designated by Seller Parent in the Estimated Closing Statement to Buyer; and

(v)                    deliver the Seller Note, duly executed.

(c)               At or prior to the Closing, Seller Parent shall deliver, or cause to be delivered, to Buyer:

(i)                      a certificate, dated the Closing Date and signed by an executive officer of Seller Parent, pursuant to Section 10.02(c) hereof;

(ii)                   a duly executed counterpart to each Transaction Document to which any Seller or any Affiliate thereof is a party;

(iii)                 certificates for the Interests (to the extent certificated) duly endorsed or accompanied by stock powers (or local law equivalent) duly endorsed in blank (including the applicable share register (or local law equivalent) duly written up to Closing to the extent possible in accordance with Applicable Law (and to the extent updating such register is not possible at Closing an irrevocable powers of attorney (or equivalent) in the usual form in respect of the applicable Interests of the relevant Purchased Subsidiary enabling the Buyer (or any Affiliate) (during the period between Closing and the registration of the transfer of the relevant Interest in the share register) to exercise all voting rights attaching to the applicable Interests);

(iv)                  a properly completed IRS Form W-9, duly executed by US Seller (or, if US Seller is treated as a disregarded entity for U.S. federal income tax purposes, its regarded owner);

(v)                    duly signed resignations effective as of the Closing of all directors and officers of the Purchased Subsidiaries;

(vi)                  a duly executed counterpart to the Seller Note;

(vii)               the Section 336(e) Election Statement, duly executed by each of the Sellers and the Purchased Subsidiaries;

(viii)             at least two (2) Business Days prior to the Closing Date, copies of duly executed release acknowledgements and/or deeds of release, in customary form reasonably acceptable to Buyer and the Debt Financing Sources, with respect to all the Specified Existing Indebtedness (the “Release”), (A) providing that upon the Closing, any Liens on the Interests or the Purchased Assets securing the Specified Existing Indebtedness and any guarantees by the Purchased Subsidiaries of the obligations under such Specified Existing Indebtedness shall be automatically released and (B) including an undertaking by the applicable agent thereunder to execute and file, or permit the Sellers, Buyer or their respective designees to file, Uniform Commercial Code termination statements and such other documents or endorsements reasonably necessary to release and terminate such Liens and guarantees; and

(ix)                  a screenshot of the income tax web-portal in respect of DRG India, Clarivate Analytics (Singapore) Pte. Ltd. and Camelot UK Holdco 2 Limited showing that there are no demands, show cause notices or proceedings against any such entity under the Indian IT Act, including any demands, show cause notices or proceedings of the nature referred to in Section 499 of the (Indian) Income Tax Act 2025, which may adversely affect that entity’s ability to transfer the legal and beneficial rights, title and interest in any shares in DRG India pursuant to the Pre-Closing Restructuring.

Section 2.10.         Foreign Transfer Agreements.  The sale and purchase of the Interests in a Purchased Subsidiary organized outside of the United States and the assignment of the Purchased Assets and the assumption of the Assumed Liabilities relating to any portion of the Business located outside of the United States may, to the extent required by Applicable Law, be effected pursuant to individual short-form transfer agreements (each a “Foreign Transfer Agreement”) on a country-by-country basis; provided that, in each case, the Foreign Transfer Agreements shall serve purely to effect the legal transfer of the applicable Interests in a Purchased Subsidiary organized outside of the United States or the assignment of the Purchased Assets and the assumption of the Assumed Liabilities in the applicable jurisdictions outside of the United States.  For the avoidance of doubt, (a) the Foreign Transfer Agreements shall not have any effect on the value being given or received by Sellers or Buyer, including the allocation of assets and Liabilities as between them, all of which shall be determined solely in accordance with this Agreement, and (b) in the event of any conflicts between any Foreign Transfer Agreement and this Agreement, the terms of this Agreement shall control in all respects.  Sellers and Buyer shall not, and shall cause their respective Affiliates not to, bring any claim for any cause of action under any Foreign Transfer Agreement.  Each of Sellers and Buyer shall, and shall cause their respective Affiliates to, cooperate in good faith and use their reasonable best efforts to satisfy, or cause to be satisfied, all local law formalities required under Applicable Law in the relevant jurisdiction in connection with the execution, delivery and performance of each Foreign Transfer Agreement and the consummation of the transactions contemplated thereby, including, as required, (i) the notarization or apostille of any Foreign Transfer Agreement or other local transfer instrument before the relevant notary public or other competent authority, (ii) the filing of any investment or divestment registration forms or notifications with any relevant Governmental Authority, (iii) the updating of any applicable statutory records, share registers, shareholders’ registry books or other corporate books and registers to reflect the transfer of the relevant Interests, (iv) the procurement of any required corporate resolutions, powers of attorney or other authorizations necessary to give effect to such transfer under Applicable Law, and (v) the taking of any and all other actions, and the execution and delivery of any and all other documents, instruments, filings or registrations, reasonably required under Applicable Law in the relevant jurisdiction to validly evidence, perfect or complete the transfer of the relevant Interests or Purchased Assets to Buyer; provided that neither Sellers nor Buyer shall be required to expend money or incur any material Liability (other than de minimis costs and expenses) in connection with satisfying such local law formalities, except as otherwise agreed in writing by the parties.

Section 2.11.         Final Purchase Price Calculation.

(a)               As promptly as practicable, but no later than one hundred twenty (120) days after the Closing Date, Buyer shall deliver to Seller Parent calculations of (i) Closing Net Working Capital, (ii) Closing Cash, (iii) Closing Indebtedness, (iv) Transaction Expenses, (v) the Closing Net Working Capital Adjustment Amount and (vi) on the basis of the foregoing calculations, the Purchase Price (together with the calculations referred to in clauses (i) through (vi) above, the “Final Closing Statement”).  The Final Closing Statement shall be prepared in accordance with the Accounting Policies and this Agreement.  Following delivery of the Final Closing Statement, Buyer shall provide Seller Parent and its advisors reasonable access to the relevant books and records and employees of Buyer (including the Purchased Subsidiaries) upon prior written request and during normal business hours in connection with Seller Parent’s review of the calculation of the Purchase Price.  If Buyer fails to timely deliver the Final Closing Statement in accordance with the first sentence of this Section 2.11(a) within such one hundred twenty (120)-day period, Seller Parent shall provide written notice to Buyer of such failure and Buyer shall have forty-five (45) days following receipt of such notice to deliver the Final Closing Statement (such 45-day period, the “Cure Period”).  If Buyer has still not delivered the Final Closing Statement upon expiration of the Cure Period, then, at the election of Seller Parent in its sole discretion, either (x) the Estimated Closing Statement delivered by Seller Parent to Buyer pursuant to Section 2.08 shall be deemed to be the Final Closing Statement for all purposes hereunder or (y) Seller Parent shall be entitled to retain (at the sole cost and expense of Buyer) KPMG LLP, or if KPMG LLP is unable to serve, another internationally recognized accounting or consulting firm, who shall not have served as auditor for Buyer, on the one hand, or any of the Sellers, on the other hand, in the past three (3) years to conduct an audit of the books and records of the Business and determine the calculations of, and deliver the Final Closing Statement consistent with this Section 2.11(a) the determination of such independent firm being conclusive, final and binding on the parties hereto.

(b)               If Seller Parent disagrees with Buyer’s calculation of the Purchase Price as set forth in the Final Closing Statement delivered under Section 2.11(a), Seller Parent may, within ninety (90) days after delivery of the Final Closing Statement, deliver a written notice to Buyer (a “Dispute Notice”) setting forth in reasonable detail the items or amounts as to which Seller Parent disagrees (each, a “Disputed Item”); provided that such ninety (90) day period shall be reasonably extended to the extent Buyer fails to comply with its obligations under Section 2.11(d).  In the event that Sellers do not timely provide a Dispute Notice, Sellers shall be deemed to have agreed to the Final Closing

Statement (including the determinations included therein) delivered by Buyer pursuant to Section 2.11(a), which shall be final, binding and conclusive for all purposes hereunder.

(c)               If Seller Parent duly delivers a Dispute Notice, Buyer and Seller Parent shall, during the thirty (30) days following such delivery, use their reasonable best efforts to resolve any disagreements with respect to Disputed Items.  If Buyer and Seller Parent are unable to resolve all such disagreements during such period, they shall promptly thereafter jointly retain KPMG LLP, or if KPMG LLP is unable to serve, another internationally recognized accounting or consulting firm, who shall not have served as auditor for Buyer, on the one hand, or any of the Sellers, on the other hand, in the past three (3) years (such selected independent accounting firm, the “Accounting Referee”) and cause such Accounting Referee promptly to review this Agreement and any unresolved Disputed Items for the purpose of calculating the Purchase Price.  The Accounting Referee shall deliver to Buyer and Seller Parent, as promptly as practicable, a written report setting forth such calculation.  Such report and the Accounting Referee’s calculation of the Purchase Price shall be conclusive, final and binding upon Buyer and Sellers.  Buyer and Seller Parent shall in good faith execute customary engagement documentation required by the Accounting Referee.  The Accounting Referee shall determine, based solely on presentations by Buyer and Sellers and their respective Representatives, and not by independent review, only those Disputed Items still in dispute.  There shall be no ex parte communications between Buyer (or its Representatives), on the one hand, and the Accounting Referee, on the other hand, relating to the Dispute Notice and, unless requested by the Accounting Referee in writing, no party may present any additional information or arguments to the Accounting Referee, either orally or in writing.  In resolving any Disputed Item, the Accounting Referee shall be bound by the provisions of this Agreement and the application of the Accounting Policies and act as an expert and not an arbitrator.  With respect to its determination of each such Disputed Item, the Accounting Referee may only assign a value within the range of values assigned to each such Disputed Item in the Final Closing Statement and the Dispute Notice.  The cost of such review and report shall be allocated between Buyer, on the one hand, and Sellers, on the other hand, based upon the percentage of the dollar value of the Disputed Items (as submitted to the Accounting Referee) determined in favor of the other party or parties by the Accounting Referee bears to the dollar value contested by such party in any presentation to the Accounting Referee.  For example, if Seller Parent submits a Disputed Item to the Accounting Referee for $1,000, and if Buyer contests to the Accounting Referee only $500 of the amount claimed by Seller Parent, and if the Accounting Referee ultimately resolves the dispute by awarding Sellers $300 of the $500 contested, then the costs and expenses of the Accounting Referee will be allocated 60% (i.e., 300/500) to Buyer and 40% (i.e., 200/500) to Sellers.  Any communications between the Accounting Referee, the Parties or their respective Representatives relating to any Dispute Notice shall be treated as settlement discussion materials pursuant to Federal Rule of Evidence 408 and similar state rules.

(d)               In the event Seller submits a Dispute Notice, Buyer and Sellers agree that they will, and agree to cause their respective independent accountants and Subsidiaries to, cooperate and assist in the preparation of the Final Closing Statement and the calculation of the Purchase Price and in the conduct of the reviews referred to in this Section 2.11, including making available to the extent necessary of books, records, work papers and personnel.

Section 2.12.         Adjustment of Purchase Price.

(a)               If the Final Purchase Price exceeds the Estimated Purchase Price, Buyer shall pay to Seller Parent, in the manner as provided in Section 2.12(b), the amount of such excess.  If the Final Purchase Price is less than the Estimated Purchase Price, Seller Parent shall pay to Buyer, in the manner as provided in Section 2.12(b) the amount of such difference.  For the avoidance of doubt, if the Final Purchase Price equals the Estimated Purchase Price, no payment shall be made by any party.  Any payment made pursuant to this Section 2.12 shall be deemed an adjustment to the Estimated Purchase Price.

(b)               Any payment pursuant to this Section 2.12 shall be made by Buyer or Sellers, as the case may be, at a mutually convenient time within five (5) Business Days after the determination of the Final Purchase Price, by wire transfer of immediately available funds, to such account or accounts of such other party as may be designated by such other party.

Section 2.13.         Withholding.  Buyer and Sellers, their respective Affiliates, and the Purchased Subsidiaries, shall each be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Applicable Law.  If the party required to deduct and withhold (the “Withholding Party”) believes in good faith that it or any of its Affiliates is required to deduct and withhold any amount otherwise payable to the other party (the “Non-Withholding Party”) under this Agreement (except to the extent such withholding is attributable to a failure to provide the executed IRS Form W-9 pursuant to Section 2.09(c)(iv) and other than with respect to amounts treated as compensation for Tax purposes), (a) the Withholding Party shall notify the Non-Withholding Party at least five (5) Business Days before any such payment subject to deduction and withholding is made, and (b) the parties shall use commercially reasonable efforts to cooperate to reduce or eliminate any such deduction and withholding.  The Withholding Party shall promptly remit any deducted or withheld amounts required under Applicable Law to the applicable Taxing Authority as required by Applicable Law.  Amounts so withheld and properly remitted to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which such deduction and withholding was made.  Notwithstanding anything to the contrary in this Agreement, (i) Jersey Holdco shall withhold any Taxes required to be withheld under Applicable Law from consideration paid for its acquisition of DRG India pursuant to the Pre-Closing Restructuring and (ii) Buyer shall not be liable for such withheld Taxes, which shall remain the responsibility of Sellers.

Section 2.14.         French Assets and French Employees Transfer.  Notwithstanding anything to the contrary in this Agreement, unless and until the French Put Option has been validly exercised in accordance with the French Put Option, (a) the French Assets shall not constitute Purchased Assets for the purposes of this Agreement and (b) nothing in this Agreement shall constitute an offer, promise, undertaking or other binding obligation on the part of any Seller or any of its Affiliates to sell, transfer or cause to be transferred the French Assets.  For the avoidance of doubt, references to the Business and Purchased Assets in Article 3 of this Agreement shall be deemed to include the French Assets and French Employees solely for informational, disclosure and economic purposes, and not for the purpose of creating any legally binding obligation to transfer the French Assets unless and until the French Put Option has been validly exercised in accordance with the French Put Option.  Notwithstanding the foregoing, regardless of whether the French Put Option has been exercised, the assets, liabilities and accounts of the French Subsidiaries that would constitute components of Net Working Capital, Cash, Indebtedness or Transaction Expenses shall be included in the calculation of Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses, respectively, as of the Measurement Time, as if the French Subsidiaries were Purchased Subsidiaries for purposes of such calculations.

Article 3
Representations and Warranties of Sellers

Except as set forth in the Disclosure Schedule (but subject to Section 13.12), each Seller represents and warrants to Buyer that:

Section 3.01.         Existence and Power.

(a)               Each Seller is duly organized, validly existing and, to the extent legally applicable, in good standing under the laws of its jurisdiction of incorporation or organization and has all corporate or similar organizational powers required to own the Interests, as applicable, and to carry on its business as presently conducted.

(b)               Seller Parent has made available to Buyer true and correct copies of the Governing Documents of each Purchased Subsidiary that is in existence on the date hereof, as such Governing Documents are in effect on the date hereof, and no Purchased Subsidiary is in violation of any of the provisions of its Governing Documents in any material respect.  No Purchased Subsidiary has any branch or agency outside of its jurisdiction of incorporation.

Section 3.02.         Authorization.

(a)               The execution, delivery and performance of this Agreement by each Seller and the consummation by each Seller or any of its Subsidiaries of the transactions contemplated hereby are within Sellers’ and any such Subsidiaries’ corporate or similar organizational powers and have been duly authorized by all necessary corporate or similar action on the part of Sellers and any such Subsidiary.  The execution, delivery and performance of each other Transaction Document to which each Seller or any of its Subsidiaries is a party, by such Seller and any such Subsidiary, and the consummation of the transactions contemplated thereby, are within such Seller’s and any such Subsidiary’s corporate or similar organizational power and have been, or will be prior to their execution, delivery and performance, duly authorized by all necessary corporate or similar action on the part of such Seller and any such Subsidiary.  This Agreement has been duly and validly executed and delivered by Sellers and, assuming due and valid execution by each other party hereto, this Agreement constitutes a valid and binding agreement of each Seller, enforceable against each Seller in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (collectively, the “Enforceability Exceptions”)).  Each other Transaction Document has been, or will be at or prior to the Closing, duly and validly executed and delivered by each Seller or any of its Subsidiaries which is party thereto and, assuming due and valid execution by each other party thereto, each other Transaction Document to which each Seller or any of its Subsidiaries is a party constitutes or, upon the execution and delivery thereof by each Seller and any such Subsidiary, shall constitute, a valid and binding agreement of such Seller and any such Subsidiary, enforceable against such Seller and any such Subsidiary in accordance with its terms, subject to the Enforceability Exceptions.

(b)               Seller Parent has the corporate or similar organizational power and authority to cause each Subsidiary of Seller Parent that is not a party to this Agreement but that holds any Interests, owns any Purchased Assets or is otherwise required to take any action or perform any obligation contemplated by this Agreement or any other Transaction Document (including entry into any Foreign Transfer Agreement) to take such action and perform such obligations.

Section 3.03.         Governmental Authorization.  The execution, delivery and performance by each Seller of each Transaction Document to which it is a party and the consummation by each Seller and any of its Subsidiaries of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority and none of Sellers nor any Subsidiary of Sellers is required to provide any notice, declaration or filing or receive the consent or approval of any Governmental Authority with respect to any of the foregoing, other than (a) compliance with any applicable requirements of the HSR Act and any other applicable Competition Laws or Foreign Investment Laws; (b) the filing of applications and notices with, and receipt of approvals, licenses or consents of, the Governmental Authorities set forth on Section 3.03 of the Disclosure Schedule; (c) compliance with any applicable securities laws; and (d) any such other action or filing as to which the failure to make or obtain would not be material to the Business, taken as a whole.

Section 3.04.         Noncontravention.  The execution, delivery and performance by each Seller of the Transaction Documents to which it is a party and the consummation of the transactions by each Seller and any of its Subsidiaries contemplated hereby and thereby do not and will not, (a) violate any provision of the Governing Documents of any Seller or any Purchased Subsidiary, (b) assuming compliance with the matters referred to in Section 3.03, violate any Applicable Law, (c) require any consent or other action by any other Person under, constitute a default of, or give rise to any other Person’s right of termination, cancellation or acceleration of any right or obligation of any Seller or to a loss of any benefit to which Sellers or any of their respective Subsidiaries are entitled in respect of the Business under any Material Contract, (d) violate any Order against or binding upon, any Seller with respect to the Business or any of the Interests or (e) result in the creation or imposition of any material Lien (other than any Permitted Liens) on any Purchased Asset, the Interests or on any asset of any Purchased Subsidiary, except in the case of each of clauses (a) through (e), as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 3.05.         Purchased Subsidiaries.

(a)               Each Purchased Subsidiary is duly organized, validly existing and, to the extent legally applicable, in good standing under the laws of its jurisdiction of incorporation or organization and has all corporate or organizational powers and all licenses, authorizations, permits, consents and approvals required by Governmental Authorities to carry on its business as presently conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected, individually or in the aggregate, material to the Business.

(b)               Section 3.05(b) of the Disclosure Schedule sets forth as of the date of this Agreement the number of authorized, issued, allotted and outstanding Interests which constitute all of the authorized, issued and outstanding equity interests of each Purchased Subsidiary and the record and beneficial owners of the Interests (to the extent such concepts are applicable).  All of the Interests (and equity interests or shares of capital stock in the direct and indirect Subsidiaries of the Purchased Subsidiaries) are owned beneficially and of record by Sellers, the Retained Subsidiaries or the Purchased Subsidiaries (as applicable) free and clear of any Lien (other than (i) Liens or transfer restrictions of general applicability as may be provided under applicable securities laws, (ii) arising solely as a result of action taken by Buyer or any of its Affiliates or (iii) Liens that will be extinguished and released in full as of the Closing (including Liens securing Specified Existing Indebtedness)), and there are no other authorized, issued, allotted or outstanding equity interests or shares of capital stock of the Purchased Subsidiaries.  All of the Interests (and equity interests or shares of capital stock in the direct and indirect Subsidiaries of the Purchased Subsidiaries) (i) are duly authorized and validly issued and were not issued in violation of any preemptive or similar rights and (ii) were offered and issued in compliance with applicable securities laws.

(c)               Except for the Interests and as otherwise set forth on Section 3.05(b) of the Disclosure Schedule or Section 3.05(c) of the Disclosure Schedule, there are no equity interests in a Purchased Subsidiary issued, reserved for issuance or outstanding and there are no preemptive or similar rights on the part of any holder of any class of securities of any Purchased Subsidiary.  There are no options, warrants, preemptive or similar rights, rights of first refusal, convertible, exercisable or exchangeable securities, “phantom” stock rights, equity appreciation rights, equity-based performance units or Contracts to which any Purchased Subsidiary, any Seller or any of their Subsidiaries is a party or by which any of them is bound that (i) would obligate any of them to issue, deliver, sell, purchase or redeem, or cause to be issued, delivered, sold, purchased or redeemed, any equity interests of any Purchased Subsidiary or any security convertible into, or exercisable or exchangeable for, any equity interests of a Purchased Subsidiary or (ii) would obligate any Purchased Subsidiary or any other Person to issue, grant, extend or enter into any such option, warrant, right, security, unit or Contract of, or with respect to, any Purchased Subsidiary.

(d)               No later than five (5) Business Days prior to the Closing, Seller Parent shall deliver a schedule (the “Final Capitalization Schedule”) setting forth the number of authorized, issued, allotted and outstanding Interests which constitute all of the authorized, issued and outstanding equity interests of each Purchased Subsidiary and the record and beneficial owners of the Interests (to the extent such concepts are applicable).  As of the date of delivery of the Final Capitalization Schedule and as of the Closing, all of the Interests (and equity interests or shares of capital stock in the direct and indirect Subsidiaries of the Purchased Subsidiaries) will be owned beneficially and of record by Sellers, the Retained Subsidiaries or the Purchased Subsidiaries (as applicable) free and clear of any Lien (other than Permitted Liens or transfer restrictions of general applicability as may be provided under applicable securities laws or arising solely as a result of action taken by Buyer or any of its Affiliates), and there will be no other authorized, issued, allotted or outstanding equity interests or shares of capital stock of the Purchased Subsidiaries.  As of the date of delivery of the Final Capitalization Schedule and as of the Closing, all of the Interests (and equity interests or shares of capital stock in the direct and indirect Subsidiaries of the Purchased Subsidiaries) (i) will be duly authorized and validly issued and were not issued in violation of any preemptive or similar rights and (ii) will be offered and issued in compliance with applicable securities laws.

Section 3.06.         Financial Statements; Undisclosed Liabilities.

(a)               Section 3.06(a) of the Disclosure Schedule sets forth a true, correct and complete copy of (i) the unaudited combined management profit and loss statements of the Business for the fiscal years ended December 31, 2023, December 31, 2024 and December 31, 2025, (ii) the unaudited estimated aggregated balance sheet information of the Business as of December 31, 2024 and December 31, 2025, (iii) the unaudited combined management profit and loss statements of the Business for the interim period ending March 31, 2026 and (iv) the unaudited estimated aggregated balance sheet information of the Business as of March 31, 2026 (the “Aggregated Balance Sheet Information” and, together with the other financial statements described in this Section 3.06(a), the “Financial Statements”).

(b)               Except as set forth on Section 3.06(b) of the Disclosure Schedule (the “Financial Statement Preparation Principles”), the Financial Statements were prepared on a carve-out basis in good faith in accordance with GAAP and were derived in all material respects from Seller Parent’s and its Subsidiaries’ systems, books and records, which are used to prepare Seller Parent’s and its Subsidiaries’ consolidated financial statements (which are prepared in accordance with GAAP).  The Financial Statements fairly present in all material respects the financial position and results of operations, as applicable, of the Business, taken as a whole, for the respective periods presented.  Notwithstanding anything herein to the contrary, Buyer acknowledges and agrees that the Financial Statements (i) are qualified by the fact that the Business has not operated as a separate standalone business or entity and therefore the Financial Statements, which were prepared for purposes of this Agreement, (ii) do not include shared services costs, overhead costs and other costs necessary for the Business to operate as a separate standalone business or entity and (iii) are not pro forma financial statements giving effect to the transactions contemplated by this Agreement.

(c)               The Purchased Subsidiaries and the Sellers (with respect to the Business) maintain, with respect to the operations of the Business (i) a system of internal controls over financial reporting that is sufficiently designed to provide reasonable assurance in all material respects that transactions are recorded as necessary to permit preparation of consolidated financial statements of the Sellers, as applicable, in accordance with GAAP, and (ii) accounting controls that are sufficiently designed to provide reasonable assurance in all material respects that (A) transactions are executed in accordance with management’s general or specific authorizations and (B) transactions are recorded as necessary to permit the accurate preparation of Seller Parent’s and its Subsidiaries’ consolidated financial statements in accordance with GAAP.

(d)               Neither Sellers nor any of their Subsidiaries have any claims or Liabilities in respect of the Business that would be required to be reflected in the Aggregated Balance Sheet Information in accordance with the Financial Statement Preparation Principles, except for (i) Liabilities arising under Contracts entered into in the ordinary course of business (other than as a result of breach of Contract, tort, infringement or violation of Applicable Law), (ii) Liabilities reflected on the Financial Statements, (iii) Liabilities arising under or incurred in connection with this Agreement or any other Transaction Document, (iv) Liabilities incurred subsequent to the Reference Date in the ordinary course of business consistent with past practice or (v) other Liabilities that would not reasonably be material to the Business, taken as a whole.

Section 3.07.         Absence of Certain Changes.  Since the Reference Date to the date of this Agreement, (a) the Business, taken as a whole, has been conducted in all material respects in the ordinary course consistent with past practices, (b) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect and (c) none of the Purchased Subsidiaries or, with respect to the Business, Sellers, have taken any actions (excluding any such actions taken in the ordinary course of business) that, if taken after the date of this Agreement, would require Buyer’s prior consent under Section 5.01.

Section 3.08.         Material Contracts.  (a) Except for any Contract that (I) would not constitute a Purchased Asset, (II) is not a Contract in effect as of the Closing to which any of the Purchased Subsidiaries, any Seller or any of its Subsidiaries is party or (III) is related to any Specified Existing Indebtedness, as of the date of this Agreement, in respect of the Business, neither Sellers nor any of their Subsidiaries (including the Purchased Subsidiaries) are, as of the date of this Agreement, a party to or bound by:

(i)                     any Contract that is a lease or sublease of personal property providing for (A) annual payments with respect to the Business of $75,000 or more or (B) aggregate payments with respect to the Business by any Seller and its Subsidiaries of $225,000 or more, in each case, that cannot be terminated on not more than 120 days’ notice without payment by any Seller or any of its Subsidiaries of any material penalty;

(ii)                   any Real Property Lease;

(iii)                 any Contract (excluding purchase orders) providing for either (A) annual payments with respect to the Business by any Seller or any of its Subsidiaries of $1,250,000 or more or (B) aggregate payments with respect to the Business by any Seller or any of its Subsidiaries of $1,250,000 or more, in each case, that cannot be terminated on not more than 120 days’ notice without payment by any Seller or any of its Subsidiaries of any material penalty;

(iv)                  any Contract (excluding purchase orders and customer agreements entered into in the ordinary course of business) providing for either (A) annual payments with respect to the Business to any Seller or any of its Subsidiaries of $4,800,000 or more or (B) aggregate payments with respect to the Business to any Seller or any of its Subsidiaries of $4,800,000 or more, in each case, that cannot be terminated on not more than one hundred twenty (120) days’ notice without payment by any Seller or any of its Subsidiaries of any material penalty;

(v)                    any material joint venture or other similar Contract with respect to the Business;

(vi)                  any Intercompany Agreement;

(vii)                any Contract with respect to the Business that expressly limits, in any material respect, the freedom of Sellers or their Subsidiaries to compete in any line of business or with any Person or in any geographic area and which would so limit the freedom of Buyer or its Subsidiaries after the Closing Date, except with respect to any obligation or covenant not to use proprietary information of any third party arising under any confidentiality, non-disclosure or other agreement or contract;

(viii)              any Contract with respect to the Business (A) granting “most favored nation” customer pricing to any Person, (B) granting rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, (C) requiring the purchase of all or substantially all of a particular service, product or material from a supplier or (D) requiring a minimum purchase or supply commitment, in each case, that would apply to the activities of Buyer or its Subsidiaries after the Closing Date;

(ix)                  any settlement Contract that would impose limitations on the operation of the Business after the Closing;

(x)                  any Contract in respect of, or evidencing, indebtedness for borrowed money or a guarantee thereof by a Purchased Subsidiary (other than the Specified Existing Indebtedness) or that is an Assumed Liability;

(xi)                 any Contract pursuant to which Seller or its Affiliates receive a license, sublicense, assignment or other conveyance (including any option or covenant not to assert) to or of Intellectual Property Rights that constitute Purchased Assets (including, for clarity, pursuant to a Business Contract); provided that, Section 3.08(a)(xi) of the Disclosure Schedules need not include (A) shrink-wrap, click wrap and off-the-shelf Contracts for commercially available software or services for an aggregate fee not more than one million dollars ($1,000,000), (B) Contracts where any non-exclusive license is granted that is incidental to the purpose of such Contract, (C) Contracts that are not material to the Business and (D) Contracts that are Material Contracts pursuant to any other clause of this Section 3.08;

(xii)               any Contract pursuant to which Seller or its Affiliates grant a license, sublicense, assignment or other conveyance (including any option or covenant not to assert) to or of Business Intellectual Property Rights or other Intellectual Property Rights that are included in the Purchased Assets; provided that, Section 3.08(a)(xii) of the Disclosure Schedules need not include (A) non-exclusive licenses granted in the ordinary course of business, (B) employment agreements entered into in the ordinary course of business, or (C) non-disclosure agreements entered into in the ordinary course of business ((A) through (C) of this Section 3.08(a)(xii), and well as (A) through (D) of Section 3.08(a)(xi), collectively, the “Excluded IP Contracts”);

(xiii)              any Labor Agreement; and

(xiv)              any Contract relating to the Business to which a Top Customer or a Top Vendor is party.

(b)               Each Contract required to be disclosed pursuant to this Section 3.08 is listed on Section 3.08 of the Disclosure Schedules. Each Contract required to be disclosed pursuant to this Section 3.08 as well as each Excluded IP Contract (each, a “Material Contract”) is a valid and binding agreement of Sellers or their applicable Subsidiary party thereto and is in full force and effect, and neither Sellers nor such applicable Subsidiary nor, to the knowledge of Sellers as of the date hereof, any other party thereto is in material default or material breach under the terms of any such Material Contract, except for any such defaults or breaches which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 3.09.         Litigation.  There is (and since January 1, 2023 has been) no Action pending against, or in respect of, the Business or the Purchased Subsidiaries and, to the knowledge of Sellers, there is no Action threatened or pending by, against or concerning the Business or the Purchased Subsidiaries, in each case except for such Actions as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole.  There is (and since January 1, 2023 has been) no Order outstanding or against the Business or the Purchased Subsidiaries that would reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole.  As of the date hereof, there is no material pending or, to the knowledge of Sellers, threatened, Action by (a) any Seller or any Purchased Subsidiary against any Top Customer or Top Vendor relating to the operation of the Business or (b) any Top Customer or Top Vendor against any Seller or any Purchased Subsidiary relating to the operation of the Business.  None of the Purchased Subsidiaries nor, with respect to the Business, any Seller, is subject to any Order requiring the payment of money in excess of $500,000 (net of insurance coverage) or imposing any material non-monetary, injunctive or equitable relief.

Section 3.10.         Compliance with Laws.

(a)               The Business, the Purchased Subsidiaries and, with respect to the Business, each Seller, is (and since January 1, 2023 has been) in compliance with all Applicable Laws, except where the failure to be in compliance with such Applicable Laws would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole.  Sellers and the Purchased Subsidiaries have not, since January 1, 2023, received any written notice of any material violation of, or material failure to comply with, or any Action alleging any material violation of or material failure to comply with, any Applicable Laws with respect to the Business.

(b)               The Business, the Purchased Subsidiaries and, with respect to the Business, each Seller, is (and since January 1, 2023 has been) in compliance with all Applicable Laws relating to the provision, administration, marketing of, or payment for, healthcare products and services and the privacy of health related Personal Data, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b), the federal False Claims Act (31 U.S.C. §§ 3729-3733, 42 U.S.C. §§ 1320a-7, 1320a-7a, and 1396b), the Food, Drug, and Cosmetic Act (21 C.F.R. §§ 301 et seq.), 42 C.F.R Part 2, and HIPAA, except where the failure to be in compliance with such Applicable Laws would not reasonably be expected, individually or in the aggregate, to be material to the Business. None of the Sellers or their Subsidiaries are a party to or subject to any reporting obligations pursuant to any corporate integrity agreement, deferred prosecution, consent decree, settlement, integrity agreement, corrective action plan or other similar obligation, order, or agreement with any Governmental Authority, except where the failure to be in compliance with such Applicable Laws would not reasonably be expected, individually or in the aggregate, to be material to the Business. Neither the Sellers or their Subsidiaries, nor any of their officers, directors, stockholders, managers, “managing employees” (as such term is defined in 42 U.S.C. § 1320a-5(b)), employees, or independent contractors are (or since January 1, 2023 have been) debarred, excluded or suspended from participating in any governmental healthcare program or other payor program except where such action would not reasonably be expected, individually or in the aggregate, to be material to the Business.

Section 3.11.         Properties; Liens.

(a)               Sellers and their Subsidiaries do not own any real property that is related to the Business.

(b)               Section 3.11(b) of the Disclosure Schedule sets forth a list, as of the date hereof, of all leases of real property except for the Excluded Properties (each, a “Real Property Lease”) pursuant to which a Purchased Subsidiary leases, subleases, licenses or otherwise occupies real property (such real property, the “Leased Real Property”) that is primarily used for the operation of the Business as of the date of this Agreement.  Sellers and their Subsidiaries have valid leasehold title in all Leased Real Property, free and clear of all Liens, other than Permitted Liens, except where the failure to have valid leasehold title would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole.  Each Real Property Lease is valid and binding on Sellers or their applicable Subsidiary party thereto, enforceable in accordance with its terms (subject to the Enforceability Exceptions), except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole.  Neither Sellers nor their Subsidiaries is in breach or default under such Lease, and no event has occurred or circumstance exists, which, with the delivery of notice, the passage of time or both, would constitute such a breach or default or would permit the termination, modification or acceleration of rent under such Lease.  Neither Sellers nor their Subsidiaries have (i) subleased, licensed or otherwise granted to any Person the right to use or occupy the Leased Real Property or any portion thereof or (ii) collaterally assigned or granted any other security interest in such Lease.  The Leased Real Property comprises all of the real property used or intended to be used in, or otherwise related to, the Business of all Purchased Subsidiaries.

(c)               No material Purchased Asset or material asset of a Purchased Subsidiary is subject to any Lien, except for:

(i)                    Liens disclosed in Section 3.11(c) of the Disclosure Schedule;

(ii)                   Liens disclosed on the Financial Statements or notes thereto or securing Liabilities reflected on the Financial Statements or notes thereto;

(iii)                  Liens for Taxes, assessments and similar charges that are not yet due and payable, or, if due and payable, not delinquent or the amount or validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;

(iv)                  mechanic’s, materialman’s, carrier’s, repairer’s, worker’s, warehouseman’s and other similar Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable, or, if due and payable, not delinquent or the amount or validity of which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP;

(v)                   Liens of landlords’ interests, whether statutory, contractual or otherwise;

(vi)                 zoning, building codes and other land use Applicable Laws regulating the use or occupancy of the Leased Real Property or the activities conducted thereon which are not violated by the current use or occupancy of such Leased Real Property or the operation of the Business conducted thereon;

(vii)               Liens constituting non-exclusive licenses or sublicenses in respect of Intellectual Property Rights granted in the ordinary course of business;

(viii)             purchase money Liens for personal property and Liens securing rental payments under capital lease arrangements for personal property;

(ix)                  Liens created by, or resulting from, the acts or omissions of Buyer or any of its Affiliates, employees, officers, directors, agents, representatives, contractors, invitees or licensees;

(x)                   Liens created by any of the Transaction Document or other documents to be executed in connection with the Closing, whether prior to, at or after the Closing;

(xi)                  other defects, irregularities or imperfections of title, easements, rights of way, restrictions, covenants or other similar matters of record affecting title to the Leased Real Property that are not material in amount or do not materially detract from the value or materially impair the existing use of the Leased Real Property affected by such other defects, irregularities or imperfections of title, easements, rights of way, restrictions, covenants or other matters;

(xii)                Non-monetary Liens or other documents or instruments included in the public records that do not materially detract from the value of the Leased Real Property or materially impair the existing use of the Leased Real Property; or

(xiii)              Liens which will be extinguished and released in full as of the Closing (including Liens securing Specified Existing Indebtedness) (clauses (i) –(xiii) of this clause (c), collectively, the “Permitted Liens”).

Section 3.12.         Intellectual Property; Data Privacy.

(a)               Section 3.12(a) of the Disclosure Schedule contains a list, as of the date hereof, of all registrations and applications for registration of Intellectual Property Rights included in the Business Intellectual Property Rights (the “Registered Business Intellectual Property Rights”).

(b)               A Seller or one of its Subsidiaries is the owner of all Intellectual Property Rights included in the Business Intellectual Property Rights, in each case free and clear of any Liens (other than Permitted Liens).  Other than Intellectual Property Rights licensed to a Purchased Subsidiary pursuant to a Customer Contract or Business Contract, this Agreement or a Transaction Document, the Business Intellectual Property Rights constitute all Intellectual Property Rights used in or necessary for the operation of the

Business, as currently conducted and as conducted during the twelve (12) months prior to the date hereof.  All Registered Business Intellectual Property Rights are subsisting, valid (or, in the case of applications, applied for) and, to the knowledge of Sellers, enforceable.

(c)               Except as would not reasonably be expected to be material to the Business, (i) no material proceedings are pending or threatened in writing which (A) challenge the ownership, validity or enforceability of any of the Business Intellectual Property Rights owned or purported to be owned by a Seller or its Subsidiaries (excluding office actions by relevant Governmental Authorities in the ordinary course of applying for or prosecuting registrations of Intellectual Property Rights) or (B) allege that the conduct of the Business infringes, misappropriates or otherwise violates the Intellectual Property Rights of any third party, (ii) the conduct of the Business as it is conducted as of the date of this Agreement, and was conducted during the prior six (6) years, has not and does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any third party and (iii) to the knowledge of Sellers, no third party is infringing, misappropriating or otherwise violating, or has during the prior six (6) years infringed, misappropriated or otherwise violated, any Business Intellectual Property Right.

(d)               (i) Persons who contributed to the development of Business Intellectual Property Rights have executed valid assignments to a Seller or its Subsidiary of all rights to such Business Intellectual Property.  No current or former employee, consultant, or independent contractor of Sellers or any of their Subsidiaries owns any Business Intellectual Property Rights and (ii) Sellers and their Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Business Intellectual Property Rights the value of which to the Business is contingent upon maintaining the confidentiality thereof.

(e)               Sellers and their Subsidiaries have complied in all material respects with applicable contractual requirements and Applicable Law with respect to the use of any data used to train AI Technologies (“Training Data”) that is included in the Business IT Assets or used to train AI Technology included in the Business IT Assets.  Neither Sellers nor any of their Subsidiaries have used AI Technology in a manner that would materially affect their ownership of Business Intellectual Property Rights.  Intellectual Property Rights to each product or service of the Business (or aspect thereof) made or customized with Training Data, or with information or specifications provided by a customer or partner, are solely and exclusively owned by a Seller or its Subsidiary (absent material restrictions on exploitation thereof).

(f)                Sellers and their Subsidiaries, and third parties processing Personal Data for the Business, have at all times in the past three (3) years been in compliance in all material respects with all Applicable Laws, as well as relevant contractual requirements and privacy policies, with respect to data privacy and the protection of Personal Data to which the Business is subject.  No proceedings are pending or, to the knowledge of Sellers threatened in writing, against Sellers or any of their Subsidiaries alleging a violation of any of the foregoing with respect to data privacy and the protection of Personal Data to the extent relevant to the Business.

(g)               Sellers and their Subsidiaries have at all times been in compliance in all material respects with the Department of Justice Data Security Program regulations (“DOJ DSP Rule”), codified at 28 C.F.R. Part 202, including having not (i) been a party to or engaged in, facilitated, permitted, or directed any “covered data transaction,” (ii) engaged in transactions with the purpose of evading or avoiding the prohibitions in the DOJ DSP Rule, or (iii) granted any “country of concern” or “covered person” “access” to any “government-related data” or “bulk U.S. sensitive personal data,” as all such terms are defined under the DOJ DSP Rule.

(h)               Sellers and their Subsidiaries have at all times implemented and, in the past three (3) years, complied with commercially reasonable data privacy and cybersecurity policies and procedures designed to protect all Business IT Assets against any breach, or unauthorized exfiltration, destruction, disclosure, loss, theft, interruption, modification or corruption, thereof.  Except as would not reasonably be expected to be material to the Business, during the past three (3) years, Sellers, their Subsidiaries and third parties processing Personal Data for the Business have not (i) experienced an unauthorized or unlawful acquisition of, access to, disclosure, use or loss of Personal Data, including any event that triggered a notification obligation to any Person under Applicable Laws (a “Security Breach”), (ii) been notified by a Person of a Security Breach, or (iii) received a notice of a claim, investigation, regulatory inquiry or allegation of a violation of Applicable Law, contractual requirements or privacy policies, in each case (i) through (iii), to the extent relevant to the Business.  To the knowledge of Sellers, there are no facts or circumstances that could give rise to a Security Breach or any such claim, investigation, inquiry or allegation.

(i)                 Sellers and their Subsidiaries are not “business associates” or “covered entities” and have neither used nor disclosed “protected health information” in connection with the Business (in each case, as defined under HIPAA).

(j)                 All source code included in the Academic AI Platform and Singularity are owned by Sellers or their Affiliates, and any third-party components that form part of the Academic AI Platform or Singularity are subject to either (i) a Business Contract or a Shared Contract, or (ii) a customary permissive open source software license that permits Sellers or their Affiliates to use such Forked Platforms as currently conducted.

Section 3.13.         Permits.  Sellers and their Subsidiaries possess all governmental permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemption of, or filings or registrations with, or issued by, any Governmental Authority necessary for the operation of the Business as it is conducted as of the date of this Agreement, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect (collectively, the “Permits”).  The Permits are valid and in full force and effect.  As of the date of this Agreement, there are no actions or proceedings pending or, to the knowledge of Sellers, threatened in writing which would reasonably be expected to result in the revocation or termination of any such Permit, except for any such revocation or termination that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.14.         Finders’ Fees.  Except for Morgan Stanley & Co. LLC, whose fees and expenses shall be paid by Sellers, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Sellers or any of their Affiliates who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document.

Section 3.15.         Employee Benefit Plans and Labor Matters.

(a)               Section 3.15(a) of the Disclosure Schedule lists each material Business Benefit Plan and specifies which such Business Benefit Plans are Seller Benefit Plans and are Purchased Subsidiary Benefit Plans.  For each material Business Benefit Plan, Sellers have made available to Buyer a copy of, as applicable, (i) the governing plan document or a summary of material terms (or in the case of individual agreements that are based on a form agreement, a copy of such form), and, (ii) if such Business Benefit Plan is a Purchased Subsidiary Benefit Plan, if applicable, (A) the most recently filed annual return/report, (B) the latest summary plan description (including any summaries of material modification), (C) the applicable insurance policy and the certificate of insurance pursuant to which such Purchased Subsidiary Benefit Plan is maintained or benefits thereunder are offered, (D) any trust agreement and the latest financial statements, (E) the most recent annual discrimination tests and IRS Forms 1094-C and 1095-C, and (F) any material written communications to or from any Governmental Body, or any material notices to or from any Governmental Body, addressing any matter involving actual or potential material Liability relating to a Purchased Subsidiary Benefit Plan.

(b)               No Purchased Subsidiary Benefit Plan is and none of the Purchased Subsidiaries or any predecessor thereof sponsors, maintains or contributes to, or has in the past six (6) years sponsored, maintained or contributed to and the Purchased Subsidiaries have any Liability with respect to, any Benefit Plan that is subject to Title IV of ERISA, including any multiemployer plan (as defined in Section 3(37) of ERISA) and, except as could not reasonably be expected to result in Liability to Buyer or any of its Subsidiaries (including any Purchased Subsidiaries), no Seller nor any of its ERISA Affiliates or any predecessor thereof contributes to, or has in the past six (6) years, contributed to, any multiemployer plan (as defined in Section 3(37) of ERISA) and neither Seller nor any ERISA Affiliate has incurred any withdrawal liability to any such multiemployer plan (whether partial or complete and whether or not assessed that has not been fully paid as of the date hereof).  No Business Benefit Plan provides for post-retirement or employment medical, life insurance or other welfare-type benefits (other than health continuation coverage required by Section 4980B of the Code or similar state Law (“COBRA”)).

(c)               Except for instances of noncompliance where neither the costs and penalties associated with noncompliance nor the costs associated with rectifying the noncompliance, individually or in the aggregate, would reasonably be expected to result in a material Liability to the Business, (i) each Business Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired and to the Knowledge of Seller, nothing has occurred since the date of such determination  that could reasonably be expected to adversely affect the qualification of such Business Benefit Plan, (ii) each Business Benefit Plan has been maintained, funded and administered in compliance with its terms and Applicable Law and no event has occurred and no condition exists with respect to any Business Benefit Plan, that has subjected, or would reasonably be expected to subject, Purchased Subsidiaries to any material tax, fine, lien, penalty or other Liability imposed by ERISA, the Code or any other Applicable Law and (iii) with respect to each Purchased Subsidiary Benefit Plan and, solely to the extent related to any Business Colleague, each Business Benefit Plan, all contributions, reimbursements, premiums and payments that have become due on or before the Closing Date have been timely made in accordance with its terms and in compliance with the requirements of Applicable Law, or, to the extent not yet due, have been properly accrued in accordance with GAAP.

(d)               Section 3.15(d) of the Disclosure Schedule identifies each Non-U.S. Plan that is a defined benefit plan.  Except as would not reasonably be expected, individually or in the aggregate, result in a material Liability to the Purchased Subsidiaries, (i) there is no Action (other than routine claims for benefits) pending against or, to Sellers’ knowledge, threatened in writing against, any Purchased Subsidiary Benefit Plan and (ii) each Non-U.S. Plan, if intended to qualify for special tax treatment, meets all the requirements for such treatment, and, if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.  All material contributions required to have been made by or on behalf of the Purchased Subsidiaries with respect to governmental plans or arrangements (including severance, termination indemnities or other similar benefits maintained for employees outside of the U.S.) have been timely made or fully accrued, in each case, in all material respects.

(e)               Since January 1, 2023, the Purchased Subsidiaries have been, and Sellers and the Retained Subsidiaries have been with respect to the Business and the Business Colleagues, in compliance with all Applicable Laws relating to labor and employment, including all Applicable Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification and treatment of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), whistleblower protections, employment discrimination, harassment, retaliation, restrictive covenants, pay transparency, disability rights or benefits, equal opportunity, plant closures and layoffs (including WARN), labor relations and unemployment insurance except where the failure to be in compliance with such Applicable Laws would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole.

(f)                No Purchased Subsidiary nor Sellers or the Retained Subsidiaries (with respect to the Business Colleagues) is a party to, bound by or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or Contract with any labor or trade union, trade union, works council, employee representative or labor organization (each, a “Labor Agreement”) and, to the knowledge of Sellers, since January 1, 2023 there has not been any organizational campaign, petition or other unionization activity relating to any Business Colleagues or the Business.  There is, and since January 1, 2023 there has been, no labor strike, slowdown, lockout, stoppage, picketing, handbilling, material labor grievances, material labor arbitrations or other material labor disputes pending or, to Sellers’ knowledge, threatened, that relates to the Business or the Business Colleagues, and there are, and since January 1, 2023 have been, no unfair labor practice charges pending or, to the knowledge of Sellers, threatened against any Purchased Subsidiary or otherwise against the Business by any Business Colleagues or former employees of the Business before any Governmental Authority.

(g)               Seller Parent has made available to Buyer a true and complete list of the name or employee identification number of each Business Colleague, and to the extent permitted by Applicable Law, or a Seller’s or a Purchased Subsidiary’s internal employee data privacy or cybersecurity policies, with respect to each such employee, the employee’s: (i) title, (ii) hire date, (iii) employing entity, (iv) location by country and U.S. state (as applicable), (v) annual salary or base hourly wage rate (as applicable), (vi) most recent annual bonus received, (vii) whether active or on leave (and type of leave and anticipated return date), (viii) overtime classification (where applicable), (ix) visa status (as applicable), (x) designation as a Purchased Subsidiary Business Colleague, Interim Services Employee or PEO Offer Employee, (xi) union/works council status (as applicable) and (xii) vacation/paid time off balance (the “Employee List”).  There are a sufficient number of Business Colleagues to operate the Business in all material respects in the manner in which it is currently conducted.  Neither the Seller nor any of the Retained Subsidiaries employ any individuals who primarily provide services to the Business but who are not designated as Business Colleagues.

(h)               Seller Parent has made available to Buyer a true and complete list of each individual independent contractor engaged by any Purchased Subsidiary or member of the Retained Group who is primarily dedicated to the Business, including, with respect to each such individual, the individual’s name and, to the extent permitted by Applicable Law or a Seller’s or Purchased Subsidiary’s internal employee data privacy or cybersecurity policies, such individual’s (i) current annual compensation, (ii) start date and anticipated end date, (iii) work location, (iv) description of services provided, (v) name and engaging entity and (vi) estimate of hours spent dedicated to the Business (the “Contractor List”).

(i)                 To the knowledge of Sellers, (i) no Business Colleague or former employee of the Business is in any material respect in violation of an employment agreement, nondisclosure agreement or noncompetition or other restrictive covenant obligation (A) owed to any Purchased Subsidiary or Sellers or the Retained Subsidiaries in respect of the Business, or (B) owed to any third party with respect to such person’s right to be employed or engaged by the Business and (ii) no Business Colleague with annualized compensation at or above $150,000 intends to terminate his or her employment with the Business prior to the one (1) year anniversary of the Closing, object to his or her transfer to Buyer or its Affiliates pursuant to Article 9, or reject Buyer or its applicable Affiliate’s or PEO’s Qualifying Offer pursuant to Section 9.01(b).

(j)                 To the knowledge of Sellers, each Purchased Subsidiary, Sellers and the Retained Subsidiaries (with respect to the Business), have reasonably investigated all sexual harassment, or other harassment, discrimination, retaliation or material policy violation allegations against current or former officers, employees, agents, contractors or directors of the Business (including any Business Colleagues), that have been reported to a Purchased Subsidiary, Sellers or the Retained Subsidiaries.  Except as would not reasonably be expected to result in a material Liability the Business, with respect to each such allegation (other than those Sellers (including the Purchased Subsidiaries and Retained Subsidiaries), reasonably deemed to not have merit), the Sellers (including the Purchased Subsidiaries and Retained Subsidiaries) have taken corrective action reasonably calculated to prevent further improper action.

(k)               Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, would reasonably be expected to: (i) entitle any current or former Business Colleague (or any dependent beneficiary thereof) to any payment of compensation or benefits (whether in cash, property or the vesting of property); (ii) increase the amount of compensation or benefits due or payable to any such person set forth in the preceding clause (i); (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit; (iv) require a contribution by Purchased Subsidiaries to any Business Benefit Plans; (v) restrict the ability of Seller or the Purchased Subsidiaries to merge, amend or terminate any Business Benefit Plan or (vi) result in the forgiveness of any employee or service provider loan.

(l)                 No payment or benefit, individually or together with any other payment or benefit, that could be received (whether in cash, property or the vesting of property), as a result of the transactions contemplated by this Agreement, either alone or in combination with another event, by any current or former officers, employees, agents, contractors or directors of the Business (including any Business Colleagues) would not reasonably be expected to be deductible by reason of Section 280G of the Code or could be subject to an excise tax under Section 4999 of the Code.

(m)             The Purchased Subsidiaries have no current or contingent obligation to indemnify, gross-up, reimburse or otherwise make whole any Person for any Taxes, including those imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state, local or foreign Tax law).

(n)               Each Business Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder, and no material amount under any such plan, agreement or arrangement is, has been or would reasonably be expected to be subject to any additional Tax, interest or penalties under Section 409A of the Code.

Section 3.16.         Taxes.

(a)               Each of the Purchased Subsidiaries has timely filed, or caused to be timely filed, taking into account applicable extensions, with the appropriate Taxing Authorities, all Income Tax and other material Tax Returns that are required to be filed by, each of the Purchased Subsidiaries.  Each such Tax Return is true, correct and complete in all material respects.

(b)               All Income Taxes and other material Taxes owed by Purchased Subsidiaries have been timely paid in full, whether or not shown to be due and payable on Tax Returns.

(c)               All material Taxes required to have been withheld by any Purchased Subsidiary in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other Person have been duly withheld or collected, and have been timely paid over to the property Taxing Authority.

(d)               Each Purchased Subsidiary has obtained and retains the supporting documentation reasonably necessary to substantiate any withholding Tax exemption or the application of a reduced withholding Tax rate with respect to a material amount of Taxes.

(e)               Other than with respect to a Seller Group, there is no claim, audit, action, suit, proceeding, examination or investigation now pending or threatened in writing against or with respect to any of the Purchased Subsidiaries in respect of any material Tax.

(f)                No Purchased Subsidiary is a party to, is otherwise bound by or has any obligation under, and no Purchased Asset is the subject of any Tax Sharing Agreement (other than a Tax Sharing Agreement exclusively between or among one or more of Sellers and/or the Retained Subsidiaries, on the one hand, and any of the Purchased Subsidiaries, which, if any, will have been terminated as of the Closing with respect to the Purchased Subsidiaries without any liability or obligation with respect to any Purchased Subsidiary).

(g)               No Purchased Subsidiary has participated or engaged in any transaction that constitutes a “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) or any comparable provision of state, local or non-U.S. Applicable Law.

(h)               Section 3.16(h) of the Disclosure Schedule lists the U.S. federal income tax classification of each Purchased Subsidiary.

(i)                 There are no Liens (other than Permitted Liens) for material Taxes on the assets of any Purchased Subsidiary or the Purchased Assets.

(j)                 With respect to the Purchased Assets, (i) Sellers and the Retained Subsidiaries have paid (or have caused to be paid) or have withheld and remitted (or have had withheld and remitted on their behalf) to the appropriate Taxing Authority all material Taxes relating to the Purchased Assets, the non-payment of which would result in a Lien (other than a Permitted Lien) on any Purchased Asset and (ii) there is no claim, audit, action, suit, proceeding, examination or investigation now pending or, to Sellers’ knowledge, threatened in writing against or with respect to Sellers or any Retained Subsidiary in respect of any material Tax, the non-payment of which would result in a Lien (other than a Permitted Lien) on any Purchased Asset.

(k)               No Purchased Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made prior to the Closing, (ii) any prepaid amount received or deferred revenue accrued prior to the Closing, (iii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. Law) entered into prior to the Closing, (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or non-U.S. Law) with respect to a transaction occurring prior to the Closing, (v) any adjustment under Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) required as a result of a change in the method of accounting or an improper use of method of accounting prior to the Closing, (vi) any gain recognition agreement (as described in Treasury Regulations Section 1.367(a)-8) entered into prior to the Closing, (vii) dual consolidated loss (within the meaning of Section 1504 of the Code) or overall foreign loss (within the meaning of Section 904(f) of the Code) arising prior to the Closing, (viii) Sections 951, 951A or 956 of the Code, or (ix) use of the cash method of accounting in any Pre-Closing Tax Period.

(l)                 None of the Purchased Subsidiaries has waived any statute of limitations in respect of material Taxes or has agreed to any extension of time with respect to any material Tax assessment or deficiency, which period has not yet expired (other than in the ordinary course of business pursuant to extensions of time in which to file Tax Returns).

(m)             No election has been made under Section 965(h) of the Code with respect to any Purchased Subsidiary and no Purchased Subsidiary will be required to pay after the Closing Date any material Taxes as a result of an election made prior to the Closing Date pursuant to Section 965(h) of the Code.

(n)               No Purchased Subsidiary (A) has a permanent establishment, office or fixed place of business, or other form of taxable nexus in a country other than its country of organization.  No Purchased Subsidiary organized or incorporated outside of the United States has elected under Section 897(i) of the Code to be treated as a “domestic corporation”.

(o)               All material amounts of sales, use, value added and similar Taxes required to have been paid by the Purchased Subsidiaries to the proper Tax depositories or collecting authorities by the date hereof have been so paid and on a timely basis and the

Purchased Subsidiaries have complied in all material respects with all statutory requirements, orders, provisions, directions and conditions relating to VAT and similar Taxes.  For all sales, leases or provision of services that are exempt from sales, use, value added and similar Taxes and that were made without charging or remitting sales, use, value added or similar Taxes, each of the Purchased Subsidiaries have received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale, lease or provision of services as exempt.

(p)               Within the last two years, none of the Purchased Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Sections 355 and 361 of the Code.

(q)               No written claim has been made by a Governmental Authority to any of the Purchased Subsidiaries in a jurisdiction where a Purchased Subsidiary does not file a particular type of Tax Return or pay a particular Tax, that such Purchased Subsidiary is or may be required to file such particular Tax Return or is subject to such Tax by that jurisdiction, which claim has not been satisfied, withdrawn or otherwise resolved.

(r)                No Purchased Subsidiary has been a member of an affiliated group (other than any such group consisting solely of Purchased Subsidiaries) filing a combined, consolidated, unitary or other similar group Tax Return or has any liability to indemnify, pay or reimburse any person (including a Taxing Authority) in respect of any liability relating to Tax which is the primary liability of any other person (including any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), by Contract (other than any Contract entered into in the ordinary course of business the principal purpose of which is unrelated to Tax) or as a transferee or successor.

(s)                No Purchased Subsidiary is a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code or has been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code and none of the Interests constitute “United States real property interests” within the meaning of Section 897(c)(1).

(t)                 All material transactions and arrangements between any Purchased Subsidiary and any of its Affiliates have been conducted on arm’s-length terms in accordance with applicable transfer pricing laws in all material respects (including Section 482 of the Code and any comparable law), and all related documentation required under such laws has been properly prepared and maintained in all material respects.

(u)               Each Purchased Subsidiary has complied with all laws regarding escheatment and abandoned or unclaimed property in all material respects.

(v)               Each Purchased Subsidiary is registered for Indirect Taxes in its jurisdiction of formation and is not registered for Indirect Taxes in any jurisdiction other than or in addition to its jurisdiction of formation.

(w)             The sale of the Purchased Subsidiaries (including but not limited to the entry into, becoming unconditional or Closing of this Agreement) will not result in any income, profit or gain being deemed to accrue to any Purchased Subsidiary for Taxation purposes (including, but not limited to, any clawback or disallowance of any group relief or allowance previously given or any Degrouping Charge).

(x)               All documents which are required to evidence title of any Purchased Subsidiary to any material asset held by it and which are liable to stamp duty or transfer or registration Tax (or any similar Tax) or are required to be stamped (including, if required by applicable law, with a particular stamp denoting that no such Tax is chargeable or that the document has been produced to the appropriate Taxing Authority) have been properly and duly stamped and the appropriate Tax has been paid (together with any related interest and penalties).

(y)               There are no Tax proceedings or Tax demands pending or outstanding that would render the transfer of shares of DRG India as contemplated by the Pre-Closing Restructuring Plan void under the provisions of Section 499 of the Indian Income-Tax Act, 2025.

(z)               No elections or other arrangements have been entered into pursuant to which any tax assets, losses or reliefs will be transferred or surrendered post-Closing by any Purchased Subsidiary to any entity which is not a Purchased Subsidiary.

Section 3.17.         Environmental Compliance.  Except as to matters that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Business:

(a)               With respect to the Business, the Purchased Subsidiaries and the Leased Real Property, Sellers and their Subsidiaries are, and, since January 1, 2023, have been, in compliance with all applicable Environmental Laws;

(b)               (x) since January 1, 2023, no written notice, order, request for information, complaint or penalty has been received by Sellers or any of their Subsidiaries, and (y) there is no Action pending or, to the knowledge of Sellers, threatened in writing, in the case of each of (x) and (y) which (i) alleges a violation of any Environmental Law, (ii) relates to the Business, the Purchased Subsidiaries or the Leased Real Property and (iii) has not been settled, dismissed, paid or otherwise resolved; and

(c)               no Hazardous Substance has been released at, on, under, to, in or from any property or facility now or, to the knowledge of Sellers, previously owned, leased or operated by the Business or the Purchased Subsidiaries.

Section 3.18.         Customers; Vendors.

(a)               Section 3.18(a) of the Disclosure Schedule sets forth a true and complete (i) list of the top fifteen (15) customers of the Business based on annual revenue during the twelve (12)-month period ended December 31, 2025 (“Top Customers”), and (ii) list of the top fifteen (15) vendors of the Business based on annual spend for the twelve (12)-month period ended December 31, 2025 (“Top Vendors”).

(b)               As of the date hereof, the Sellers have not received any written, or to the knowledge of Sellers, oral, indication, communication or notice from (i) any Top Customers to terminate, materially decrease the rate of, or materially change the terms, conditions or provisions (including with respect to payment or pricing) in an adverse manner to the Business or fail to renew, any Contract with respect to, buying products or services of the Business or (ii) any Top Vendors to terminate, materially decrease the rate of, or materially change the terms, conditions or provisions (including with respect to payment or pricing) in an adverse manner to the Business or fail to renew any Contract with respect to, supplying products or services to the Business.

Section 3.19.         Insurance.  Section 3.19 of the Disclosure Schedule sets forth a true and complete list of each material insurance policy maintained by Sellers and its Subsidiaries in respect of the Purchased Assets, the Purchased Subsidiaries and the Business (each such insurance, a “Business Insurance Policy”).  Each Business Insurance Policy is in full force and effect.  There are no material claims pending in connection with any Business Insurance Policy as to which coverage has been questioned, denied or disputed by the underwriters of such Business Insurance Policies or in respect of which such underwriters have reserved their rights or refused to cover all or any portion of such claims.

Section 3.20.         International Trade Matters.  (a) In the last five (5) years (or since April 24, 2019 in the case of Sanctions), the Business and the Purchased Subsidiaries are, and have been, in compliance with all applicable International Trade Laws.  Sellers and their Subsidiaries (including the Purchased Subsidiaries) have obtained all necessary approvals or licenses from, and made all filings with, any Governmental Authority required to fulfill any commitments or obligations of the Business and the Purchased Subsidiaries that are currently pending under any International Trade Laws.

(b)               None of Sellers, their Subsidiaries or the Business, nor, to the knowledge of Sellers, any of their Representatives, shareholders or affiliates or any other Person acting on behalf of the Business or the Purchased Subsidiaries, is a Sanctioned Person.  Since April 24, 2019, neither the Business nor the Purchased Subsidiaries have participated in or otherwise engaged in any prohibited transaction or dealing, directly or indirectly, with any such Sanctioned Person or any country or territory subject to comprehensive sanctions imposed by the United States, European Union or United Kingdom that would result in a violation of International Trade Laws.

(c)               None of Sellers and their Subsidiaries have, in the last five (5) years (or since April 24, 2019 in the case of Sanctions), received any written notice from any Governmental Authority alleging any violation, received any allegations whether internally or externally, or made any voluntary or involuntary disclosure to a Governmental Authority concerning, any actual or alleged violation of any International Trade Law related to the Business or the Purchased Subsidiaries, nor, to Sellers’

knowledge, do they have any reasonable basis to believe such a violation may have occurred.

Section 3.21.         Anti-Corruption Matters.  (a) In the last five (5) years, neither Sellers nor their Subsidiaries (in each case, with respect to the Business or the Purchased Subsidiaries) or the Business, nor, to the knowledge of Sellers, any of their Representatives, shareholders or affiliates or any other Person acting on behalf of the Business or the Purchased Subsidiaries has (i) violated any applicable anti-corruption law, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, or any other applicable anti-corruption law in any jurisdiction in which the Business is conducted (“Anti-Corruption Laws”) or (ii) paid, or offered, promised or authorized the payment of, money or anything of value, directly or indirectly, to any government official, government employee, political party, political party official, candidate for public office, officer or employee of a public international organization or any Person for the purpose of influencing any official act or decision or to secure an improper advantage.  In the last five (5) years, (x) neither Sellers nor their Subsidiaries (in each case, with respect to the Business or the Purchased Subsidiaries) from any Governmental Authority, or any other Person, received any written notice of any violation or alleged violation of any Anti-Corruption Law or made any voluntary or involuntary disclosure to a Governmental Authority concerning, any actual or alleged violation of any Anti-Corruption Law in respect of the Business and (y) Sellers and their Subsidiaries (in each case, with respect to the Business or the Purchased Subsidiaries) and the Business has implemented and maintain effective internal controls and accounting procedures reasonably designed to prevent and detect such violations in respect of the Business or the Purchased Subsidiaries.

Section 3.22.         Sufficiency.  Assuming receipt of all required consents, approvals and authorizations under this Agreement, the Purchased Assets and the property and assets owned by the Purchased Subsidiaries, together with the services provided under the Transition Services Agreement, the rights granted under the Content License Agreement and the Data Access and Services Agreement, and the covenants in this Agreement and the other Transaction Documents, shall constitute all of the assets, properties, claims and rights, whether tangible or intangible, whether personal, real or mixed, wherever located, that are necessary for and sufficient, in all material respects to conduct the Business immediately following the Closing in substantially the same manner as currently conducted and operated immediately prior to the Closing, except as to (a) (i) cash and cash equivalents of the Business and (ii) current assets and current liabilities of the Business that do not constitute Net Working Capital, (b) Excluded Services as defined in the Transition Services Agreement but that are otherwise necessary to conduct the Business as currently conducted, (c) rights and obligations under the Shared Contracts that are not Bifurcated Contracts (but subject to inclusion of such Contracts in the foregoing clauses (a) or (b)), (d) rights and obligations under Non-Assignable Assets that are not transferred or assigned in accordance with the first sentence of Section 2.06(a) (but subject to compliance with the remainder of Section 2.06(a)), (e) rights and obligations under Bifurcated Contracts that are not replaced, bifurcated or otherwise structured in accordance with Section 2.06(b) (but subject to compliance with the terms of  Section 2.06(b)) and (f) the Seller Marks.

Section 3.23.         Title to Assets.  Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole, (a) Sellers and their Subsidiaries own and have good and valid title to the Purchased Assets (other than those Purchased Assets leased, subleased, licensed or sublicensed from third parties), and (b) upon the Closing, Buyer or its Affiliates will own and have good and valid title to the Purchased Assets (other than those Purchased Assets leased, subleased, licensed or sublicensed from third parties), in each case, free and clear of all Liens other than Permitted Liens.  Sellers and their Subsidiaries have good and valid leasehold interest or right to use the Purchased Assets leased, subleased, licensed or sublicensed from third parties, in each case, free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole.

Section 3.24.         Accounts Receivable.  Except as set forth on Section 3.24 of the Disclosure Schedule, all Accounts Receivable arising subsequent to the Reference Date have been accounted for in accordance with GAAP and represent, as of the respective dates thereof, valid transactions arising from sales actually made or services actually performed, in each case except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole.  Such Accounts Receivable are carried net of reserves, and such reserves are adequate and have been established in accordance with GAAP.  The Purchased Subsidiaries have not and, with respect to the Business, Sellers and their Subsidiaries have not, in each case since the Reference Date, canceled, or agreed to cancel, in whole or in part, any Accounts Receivable except in the ordinary course of business and except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole.

Section 3.25.         Intercompany Arrangements.  Except with respect to the Transaction Documents or as set forth on Section 3.25 of the Disclosure Schedule, there are no material Contracts (including with respect to Indebtedness and insurance) between or among any member of the Retained Group, on the one hand, and any Purchased Subsidiary, on the other hand (any such Contract, an “Intercompany Agreement”).

Section 3.26.         French Assets and Employees.  Notwithstanding anything to the contrary in this Agreement, unless and until the French Put Option has been validly exercised in accordance with the French Put Option Agreement, the transfer of the French Assets and French Employees contemplated by this Agreement and the French Put Option Agreement does not constitute a transfer of a going concern (cession de fonds de commerce) under French law: (a) the French Assets consist solely of limited tangible personal property (primarily personal IT equipment) and a limited number of Contracts, (b) as of the date of this Agreement, there are approximately thirteen (13) French Employees, (c) Clarivate France does not own or lease any real property; and (d) the French Assets and French Employees, taken as a whole, are immaterial in the context of the Business and the transactions contemplated hereby.

Section 3.27.         Pre-Signing UK Restructuring.  Prior to the date of this Agreement, all the steps described in the “Pre-Signing Restructuring Steps” in the restructuring plan set forth in Exhibit C have been carried out in the manner contemplated therein in all but de minimis respects.

Section 3.28.         No Other Representations and Warranties.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 3 AND ARTICLE 8 (IN EACH CASE, AS MODIFIED BY THE DISCLOSURE SCHEDULE) AND ANY REPRESENTATIONS AND WARRANTIES CONTAINED IN ANY OTHER TRANSACTION DOCUMENT, NEITHER SELLERS NOR ANY OTHER PERSON MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO SELLERS OR THEIR AFFILIATES, THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS, THE INTERESTS, THE PURCHASED ASSETS, THE PURCHASED SUBSIDIARIES, THE BUSINESS OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS, THE ASSUMED LIABILITIES OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED OR ASSUMED PURSUANT HERETO OR THERETO OR ANY OTHER INFORMATION MADE AVAILABLE, AND SELLERS DISCLAIM ANY OTHER REPRESENTATIONS, WARRANTIES, FORECASTS, PROJECTIONS, STATEMENTS OR INFORMATION, WHETHER MADE OR FURNISHED BY SELLERS OR ANY OF THEIR AFFILIATES OR ANY OF ITS OR THEIR REPRESENTATIVES.  NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 3.28 OR ELSEWHERE IN THIS AGREEMENT, NOTHING IN THIS SECTION 3.28 SHALL (X) LIMIT ANY RIGHTS OR REMEDIES AVAILABLE TO BUYER OR ANY OF ITS AFFILIATES IN THE EVENT OF FRAUD (AS DEFINED IN THIS AGREEMENT) BY SELLERS OR (Y) LIMIT, MODIFY OR AFFECT ANY OF BUYER’S RIGHTS OR REMEDIES UNDER THE COVENANTS AND AGREEMENTS OF SELLERS SET FORTH IN THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT.  SELLERS ACKNOWLEDGE AND AGREE THAT (I) THE REPRESENTATIONS AND WARRANTIES MADE BY BUYER IN THIS AGREEMENT ARE THE EXCLUSIVE REPRESENTATIONS AND WARRANTIES MADE BY BUYER IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS, (II) BUYER HAS DISCLAIMED ANY AND ALL OTHER EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES WITH RESPECT TO ITSELF OR ANY OF ITS RESPECTIVE AFFILIATES AND (III) NEITHER SELLERS NOR ANY OTHER PERSON ACTING ON BEHALF OF SELLERS (INCLUDING THEIR REPRESENTATIVES) IS RELYING ON ANY REPRESENTATIONS OR WARRANTIES IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS OTHER THAN AS EXPRESSLY MADE BY BUYER IN ARTICLE 4 OR ANY OTHER TRANSACTION DOCUMENT.

Article 4
Representations and Warranties of Buyer

Buyer represents and warrants to Sellers that:

Section 4.01.         Existence and Power.  Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.  Buyer has all corporate or similar organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its businesses as presently conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Affiliates is a party.

Section 4.02.         Authorization.  The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby are within the corporate or similar organizational powers of Buyer and have been duly authorized by all necessary corporate or similar action on the part of Buyer.  The execution, delivery and performance of each other Transaction Document to which Buyer or any of its Affiliates is a party, by Buyer and any such Affiliates, and the consummation of the transactions contemplated thereby, are within Buyer’s and any such Affiliate’s corporate or similar organizational authority and power and have been, or will be prior to their execution, delivery and performance, duly authorized by all necessary corporate or similar action on the part of Buyer and any such Affiliate.  This Agreement has been duly and validly executed and delivered by Buyer and, assuming due and valid execution by each other party hereto, this Agreement constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to the Enforceability Exceptions.  Each other Transaction Document has been, or will be at or prior to the Closing, duly and validly executed and delivered by Buyer or any of its Affiliates which is a party thereto, and assuming due and valid execution by each other party thereto, each other Transaction Document to which Buyer or any of its Affiliates is a party constitutes or, upon the execution and delivery thereof by Buyer and any such Affiliate, shall constitute, a valid and binding agreement of Buyer and any such Affiliate, enforceable against Buyer and any such Affiliate in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.03.         Governmental Authorization.  The execution, delivery and performance by Buyer of each Transaction Document to which it is a party and the consummation by Buyer and any of its Affiliates of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority and none of Buyer nor any Affiliate of Buyer is required to provide any notice, declaration or filing or receive the consent or approval of any Governmental Authority with respect to any of the foregoing, other than (a) compliance with any applicable requirements of the HSR Act and any other applicable Competition Laws or Foreign Investment Laws; (b) the filing of applications and notices with, and receipt of approvals, licenses or consents of, the Governmental Authorities set forth on Schedule 4.03(b) and (c) any such other action or filing as to which the failure to make or obtain would not prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Affiliates is a party.

Section 4.04.         Noncontravention.  The execution, delivery and performance by Buyer of each Transaction Document to which it is a party and the consummation of the transactions by Buyer and any of its Affiliates contemplated hereby and thereby do not and will not, (a) violate any provisions of the Governing Documents of Buyer or its applicable Affiliates, (b) assuming compliance with the matters referred to in Section 4.03, violate or breach any Applicable Law, (c) require any consent or other action by any other Person under, constitute a default of, or give rise to any other Person’s right of termination, cancellation or acceleration of any right or obligation of Buyer or its Affiliates or to a loss of any benefit to which Buyer or its Affiliates is entitled under any provision of any Contract to which Buyer or its Affiliates is party or (d) result in the creation or imposition of any Lien on any asset of Buyer or its Affiliates, with such exceptions, in the case of each of clauses (a) through (d), as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Affiliates is a party.

Section 4.05.         Financing.

(a)               As of the date of this Agreement, Buyer has delivered to Sellers true, complete and fully executed copies of (i)  a commitment letter (including all related exhibits, schedules, annexes, supplements and term sheets thereto, and including the Fee Letters (as defined in clause (c) below), as each of the foregoing may be amended, supplemented, replaced, substituted or otherwise modified or waived from time to time in compliance with Section 6.04, the “Debt Commitment Letter”) pursuant to which the Debt Financing Sources party thereto commit to provide Buyer with debt financing in connection with the transactions contemplated hereby in the respective amounts set forth therein (collectively, the “Debt Financing”) and (ii) a commitment letter (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Financing Commitment Letters”) from Altaris Health Partners VI, L.P. and Altaris Health Partners VI-A, L.P. (the “Equity Financing Source(s)”) pursuant to which the Equity Financing Sources party thereto commit to provide Buyer with equity financing in connection with the transactions contemplated hereby in the respective amounts set forth therein (collectively, the “Equity Financing” and, together with the Debt Financing, the “Financing”).

(b)               As of the date hereof, the Debt Commitment Letter is in full force and effect and is a valid and binding obligation of Buyer and, to the knowledge of Buyer, the other parties thereto, enforceable against Buyer and, to the knowledge of Buyer, the other parties thereto in accordance with its terms (subject to the Enforceability Exceptions).  As of the date hereof, the Equity Commitment Letter is in full force and effect and is a valid and binding obligation of Buyer and the other parties thereto, enforceable against Buyer and the other parties thereto in accordance with its terms (subject to the Enforceability Exceptions).  As of the date hereof, none of the Financing Commitment Letters have been amended or modified, the respective commitments contained in the Financing Commitment Letters have not been withdrawn, rescinded or otherwise modified, and no such amendment, modification, withdrawal or rescission of the Financing Commitment Letters is contemplated (in each case, other than as expressly contemplated therein).  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of (x) Buyer or any of its Affiliates or, to the knowledge of Buyer, any other Person, under the Debt Commitment Letter or (y) Buyer or any of its Affiliates or any other Person, under any Equity Commitment Letter.  All fees (if any) required to be paid under the Financing Commitment Letters that have been fully earned, due and payable on or prior to the date hereof have been paid in full.

(c)               As of the date hereof, there are no conditions precedent directly or indirectly related to the funding of the full amount of the Financing other than as expressly set forth in the Financing Commitment Letters.  Other than the Financing Commitment Letters, there are no other Contracts or other written agreements entered into by Buyer or any Affiliate thereof related to the funding or investing, as applicable, of the Financing (except for (i) customary fee letters relating to the commitments in the Debt Commitment Letter, a true, complete and fully executed copy of each of which has been provided to Sellers, with only the fee amounts, “market flex”, pricing terms, pricing caps and other commercially sensitive terms redacted (the “Fee Letters”); provided that Buyer represents and warrants that the market flex provisions in such fee letter do not permit the imposition of any new conditions (or the modification or expansion of any existing conditions), termination rights or any reduction in the amount or availability of the Debt Financing or (ii) customary engagement letters or non-disclosure agreements which do not impact the conditionality or amount or availability of the Financing).  As of the date hereof, assuming the satisfaction of the conditions precedent set forth in Section 10.02, Buyer has no reason to believe that any of the conditions to the Financing will not be satisfied at the Closing or that an amount at least equal to the Required Amount will not be available to Buyer at the Closing.

(d)               As of the date hereof, assuming the Seller Note is entered into and effective on the Closing Date, the Financing is funded on the Closing Date in accordance with the Financing Commitment Letters and the Closing is consummated in accordance with the terms of this Agreement following satisfaction of the conditions precedent thereto, the aggregate proceeds of the Financing (after giving effect to any market flex provisions) will be immediately available funds in an amount sufficient to (i) pay the amounts payable by Buyer pursuant to Article 2 and (ii) pay all related fees and expenses of Buyer and its Representatives pursuant to this Agreement (the aggregate amount described in the foregoing clauses (i) and (ii), the “Required Amount”); provided, that Seller stands ready, willing and able to enter into the Seller Note on the Closing Date.

(e)               Buyer acknowledges and agrees that, notwithstanding anything in this Agreement to the contrary, the obligations to perform its agreements hereunder, including to consummate the Closing subject to the terms and conditions hereof, are not conditioned on the obtaining of the Debt Financing or any alternative debt financing or on the performance of any party to the Debt Commitment Letter.

(f)                Notwithstanding anything to the contrary contained herein, Sellers agree that a breach of the representations and warranties in this Section 4.05 shall not result in the failure of the conditions to Closing set forth in Section 10.03(a) if, notwithstanding such breach and subject to the satisfaction or waiver by Buyer of the conditions to

Closing set forth in Section 10.02, Buyer is willing and able to, and actually does, consummate the Closing on the date the Closing is required to occur hereunder.

Section 4.06.         Litigation.  There are no Actions pending against or, to the knowledge of Buyer, threatened in writing against, Buyer, except for such Actions as would not reasonably be expected to prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Affiliates is a party.  There is no Order outstanding or against or applicable to Buyer, except for such Orders as would not reasonably be expected to prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Affiliates is a party.

Section 4.07.         Finders’ Fees.  There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

Section 4.08.         Inspections; No Other Representations.  Buyer is an informed and sophisticated purchaser and has engaged expert advisors, experienced in the evaluation and purchase of property and assets such as the Purchased Assets, Assumed Liabilities and the Interests as contemplated hereunder.  Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the other Transaction Documents.  Buyer acknowledges and agrees that the Purchased Assets, Assumed Liabilities and the Interests are sold “as is” and Buyer agrees to accept the Purchased Assets, Assumed Liabilities and the Business in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to any Seller or any other Person, except as expressly set forth in Article 3 or Article 8 (in each case, as modified by the Disclosure Schedule) of this Agreement.  Without limiting the generality of the foregoing, Buyer acknowledges that neither Sellers nor any other Person makes, and Buyer is not relying on, any representation or warranty with respect to, (a) any projections, estimates or budgets delivered to or made available to Buyer or its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business or the future business and operations of the Business, or (b) except as expressly set forth in Article 3 or Article 8 (in each case, as modified by the Disclosure Schedule), any other information or documents made available to Buyer or its Representatives with respect to the Business, Sellers or their Affiliates, the Interests, the Purchased Assets, the Purchased Subsidiaries, the transactions contemplated by this Agreement or the other Transaction Documents, the Assumed Liabilities or any other rights or obligations to be transferred or assumed pursuant hereto or otherwise or any other information.

Section 4.09.         Purchase for Investment.  Buyer is purchasing the Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof.  Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Interests and is capable of bearing the economic risks of such investment.

Section 4.10.         Solvency.  Buyer is not entering into this Agreement or the transactions contemplated herein with the intent to hinder, delay or defraud either present or future creditors of Buyer or any of its Subsidiaries.  After giving effect to the transactions contemplated by this Agreement and the other Transaction Documents—including the Financing, any alternative financing (including the Alternative Financing), the payment of the aggregate Purchase Price, any repayment or refinancing of debt contemplated in this Agreement or the Debt Commitment Letter and the payment of all related fees and expenses—Buyer and its Subsidiaries (including the Purchased Subsidiaries) on a consolidated basis will be Solvent as of the Closing and immediately after the consummation of the transactions contemplated hereby and thereby, assuming (a) the satisfaction or waiver of the conditions set forth in Section 10.01 and Section 10.02, (b) the representations and warranties of the Sellers are true and correct in all material respects and (c) the Purchased Subsidiaries on a consolidated basis are Solvent as of the Closing.  For purposes of this Agreement, “Solvent” means, when used with respect to any Person, that such Person (i) has property with fair value greater than the total amount of such Person’s debts and liabilities, contingent, subordinated or otherwise (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, can reasonably be expected to become an actual or matured liability), (ii) has assets with present fair salable value not less than the amount that will be required to pay the liability on such Person’s debts as they become absolute and matured, (iii) will be able to pay its debts and liabilities, subordinated, contingent or otherwise as they become absolute and matured and (iv) is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person has unreasonably small capital.

Article 5
Covenants of Sellers

Sellers agree that:

Section 5.01.         Conduct of the Business.  From the date hereof until the earlier of the Closing Date or the termination of this Agreement pursuant to Article 11, except as set forth in Section 5.01 of the Disclosure Schedule, as required or expressly contemplated by the Transaction Documents (including the Pre-Closing Restructuring), as required by Applicable Law or with Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), (i) Sellers shall, and shall cause the Purchased Subsidiaries and their other Subsidiaries to, conduct the Business in the ordinary course and in a manner consistent with past practice in all material respects, (ii) Sellers shall pay, or cause to be paid, all amounts due to vendors, suppliers, employees and other service providers in the ordinary course of business consistent with past practice and shall not delay, defer or otherwise alter the timing of such payments in a manner inconsistent with past practice and (iii) to the extent consistent with the foregoing clauses (i) and (ii) and not otherwise restricted by this Agreement, use commercially reasonable efforts to (A) preserve intact their respective material assets related to the Business in all material respects, (B) keep available the services of the executive officers, management and key employees of the Business, (C) preserve intact the present business organizations, operations and goodwill of the Business, (D) preserve intact material current relationships with customers, employees, suppliers, lessors, business associates and others having material business dealings with the Business, in each case, in all material respects.  Without limiting the generality of the foregoing, from the date hereof until the earlier of the Closing Date or the termination of this Agreement pursuant to Article 11, except as set forth in Section 5.01 of the Disclosure Schedule, required or expressly contemplated by the Transaction Documents (including the Pre-Closing Restructuring) or with Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), with respect to the Business, the Purchased Subsidiaries, the Interests, Purchased Assets or the Assumed Liabilities, Sellers shall not and shall cause their Subsidiaries not to:

(a)               amend (whether by merger, consolidation or otherwise) the certificates of formation, operating agreements or other similar Governing Documents of any Purchased Subsidiary;

(b)               (i) split, combine, subdivide, adjust or reclassify the Interests or any other equity interests of the Purchased Subsidiaries or (ii) declare, set aside or pay any dividend or other distribution, other than (x) in cash or (y) facilitating, or resulting in, the settlement or elimination of intercompany accounts between any of the Purchased Subsidiaries, on the one hand, and Sellers and any of their Affiliates (other than the Purchased Subsidiaries), on the other;

(c)               make capital expenditures in respect of the Business, except for capital expenditures not in excess of $5,000,000 per month; provided that, to the extent that any capital expenditures of the Business include amounts payable to third-party data vendors or other suppliers in connection with capitalized data acquisition or content costs, Sellers shall pay (or cause to be paid) such amounts to such vendors and suppliers in the ordinary course of business consistent with past practice and shall not delay, defer or otherwise alter the timing of any such payments in a manner inconsistent with past practice;

(d)               issue, sell or grant any equity interests or securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any equity or voting interests, or any rights, warrants or options to purchase any membership interests or other equity or voting interests in the Purchased Subsidiaries;

(e)               acquire (whether by merger, consolidation, acquisition of equity or assets or otherwise), directly or indirectly, (i) equity securities or shares of capital stock of any other Person, (ii) any business or (iii) any material assets, in each case other than (x) pursuant to existing Contracts in effect as of the date hereof and made available to Buyer or (y) in the ordinary course of business consistent with past practice;

(f)                sell, lease, license, abandon, transfer, pledge, encumber, grant or dispose of (whether by merger, consolidation, disposition of stock or assets or otherwise), directly or indirectly, any individual material asset or assets material to the Business, other than (i) pursuant to existing Contracts in effect as of the date hereof and made available to Buyer, (ii) in the ordinary course of business consistent with past practice, (iii) non-exclusive licenses of owned intellectual property or the abandonment, allowance to lapse or other disposition of immaterial owned intellectual property, in each case, in the ordinary course of business consistent with past practice, (iv) any Permitted Lien;

(g)               either (i) incur, assume or guarantee any Indebtedness for borrowed money other than Indebtedness that is repaid at or prior to the Closing, or (ii) make any material loans, advances or capital contributions to, or forgive, cancel or discharge any loan or advance to, or make material investments in, any other Person, other than, in each case, other than (A) in the ordinary course of business consistent with past practice or (B) pursuant to Specified Existing Indebtedness or (C) loans, advances or capital contributions to, or investments in, any Purchased Subsidiary;

(h)               other than as required by the terms of any Business Benefit Plan listed on Section 3.15(a) of the Disclosure Schedule or Applicable Law, (i) increase (or commit to increase) the compensation of, or grant or announce any (or increase the amount of any) cash or equity based incentive awards, severance, retention or transaction-related compensation or benefits to any Business Colleague, other than increases made in the ordinary course of business consistent with past practice to base salaries or wages to Business Colleagues with a base compensation less than $250,000, (ii) materially increase the benefits of any Business Colleague or establish, adopt, amend, increase benefits under or terminate any Business Benefit Plan or any other benefit or compensation plan or program that would be a Business Benefit Plan if in effect on the date hereof, other than in the ordinary course of business consistent with past practice and in connection with annual renewals with respect to any Seller Benefit Plans that are broad-based health and welfare plans, to the extent such action is generally applicable to similarly situated employees of Seller and its Affiliates and does not materially increase the costs for the Business, (iii) accelerate the payment, funding or vesting of any compensation or benefits provided to any Business Colleague, (iv) (A) hire any employees to provide services primarily dedicated to the Business other than to fill vacancies arising due to terminations of employment of Business Colleagues following the date hereof and who have a title below that of Vice President with such offer of employment to provide base compensation of less than $250,000 or (B) terminate the employment of any Business Colleagues who have a title of Vice President or above or who have base compensation of $250,000 or more (in either case, other than for cause), except, in each case, for any increase, payment or benefit for which any member of the Retained Group shall be solely liable;

(i)                 amend, terminate, modify, renew or cancel, or assign, convey, encumber or otherwise transfer or dispose of, in whole or in party, any material right or interest to or in any Material Contract, or enter into any new Contract that would constitute a Material Contract had it been in effect as of the date hereof, in each case other than in the ordinary course of business consistent with past practice;

(j)                 make any change in any method of financial accounting, except as required by changes in GAAP or other Applicable Law;

(k)               other than with respect to a Seller Group, (i) make, rescind or change any material Tax election or adopt or change any method of Tax accounting, (ii) adopt or change any annual Tax accounting period, (iii) enter into any closing or similar agreement with any Taxing Authority with respect to material Taxes, (iv) file any material amended Tax Return, (v) settle or compromise any proceeding relating to material Taxes, (vi) consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes or (vii) surrender any right to claim a refund of material Taxes;

(l)                 dissolve, wind up, or liquidate or adopt a plan or agreement of complete or partial liquidation or dissolution, file a petition in bankruptcy under any provisions of federal or state bankruptcy Applicable Law or consent to the filing of any bankruptcy petition under any similar Applicable Law;

(m)             redeem, purchase or otherwise acquire any of the Interests or other equity interests in the Purchased Subsidiaries;

(n)               settle, release, waive or compromise any pending or threatened Action, except for the settlement of any Action that is for solely monetary payments paid prior to the Closing Date and in amounts of no more than $250,000 individually and $500,000 in the aggregate;

(o)               (i) change any cash management practices and policies or practices and policies with respect to the collection of accounts receivable, establishment of reserves for uncollectible accounts or payment of trade accounts payable, or (ii) accelerate the collection of or discounting of any accounts receivable, delay the payment of accounts payable or accrued expenses, delay the purchase of supplies or delay any capital expenditures, repairs or maintenance other than short term customer accommodations in the ordinary course of business consistent with past practice or delays in payment of accounts payable or accrued expenses due to ordinary course reviews or immaterial disagreements in respect of the amounts thereof;

(p)               waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor of the Business;

(q)               modify, amend, extend, terminate, negotiate or enter into any Labor Agreement with any Purchased Subsidiary or covering any Business Colleague (other than negotiations for successor agreements in the ordinary course of business outside of the United States which do not result in material economic concessions or operational restrictions; provided that Sellers shall consult Buyer in good faith regarding such negotiations and shall keep Buyer periodically updated), or recognize or certify any labor union, trade union, works council, employee representative or other employee representative body as the bargaining representative for any Business Colleagues employed by a Purchased Subsidiary;

(r)                implement or announce any employee layoffs or reductions in force that would reasonably be expected to trigger the notice requirements of the WARN Act;

(s)                alter the job duties and job responsibilities of, any individual (i) who is a Business Colleague such that such individual is no longer primarily engaged in the Business or (ii) who is not a Business Colleague such that such individual is primarily engaged in the Business or (iii) transfer any employee or other individual service provider into or out of a Purchased Subsidiary other than as contemplated by Article 9, in the case of items (ii) and (iii), other than the transfer in the ordinary course of business consistent with past practice of individuals who are not Business Colleagues and who are not on a performance improvement plan or otherwise anticipated to be terminated but for such transfer, in order to fill vacancies arising due to terminations of employment of Business Colleagues following the date hereof and who have a title below that of Vice President with such offer of employment to provide base compensation of less than $250,000;

(t)                 acquire any real property;

(u)               change or amend any data privacy or information security practices in a manner adverse to the Business, except as required by Applicable Law;

(v)               declare, set aside or pay any dividends in-kind or distributions in-kind, or any distributions of property, in respect of any Interests of any Purchased Subsidiary; or

(w)              authorize, agree or commit to do any of the foregoing;

provided that, for the avoidance of doubt, nothing in this Section 5.01 shall (i) restrict any Seller or any of its Affiliates from taking any action to: (A) cause each Purchased Subsidiary to dividend, distribute or otherwise pay to any Seller or any of its Affiliates any or all of the cash of such Purchased Subsidiary, (B) remove, or cause any Subsidiary to remove, and pay to any Seller or any of its Affiliates any cash held in any bank account of the Business or (C) other than with respect to UK Restructuring Working Capital, settle or otherwise terminate or eliminate intercompany accounts and balances between any Purchased Subsidiary, on the one hand, and any member of the Retained Group, on the other hand, and make capital increases or decreases in connection therewith, (D) in connection with any of clauses (A), (B) and (C) above, cause any Purchased Subsidiary to incur indebtedness for borrowed money from another Purchased Subsidiary and (E) otherwise comply with or give effect to the provisions of this Agreement (including to effectuate the Pre-Closing Restructuring).  Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of the Business prior to the Closing, it being acknowledged and agreed that Sellers and their Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations (including the Business) prior to the Closing.

Section 5.02.         Confidentiality.  Sellers shall not, and shall cause their respective controlled Affiliates and Representatives not to, for a period of five (5) years after the Closing Date, directly or indirectly, without Buyer’s consent, disclose to any third party (other than each other and their respective Representatives) any confidential or proprietary information concerning the Business; provided that the foregoing restriction shall not (a) apply to any information (i) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.02), (ii) made available to Sellers by a third party with a right to disclose such information or (iii) independently developed by any Seller or any Affiliate thereof (other than the Purchased Subsidiaries prior to the Closing) without use of, or reference to, any such confidential or proprietary information or (b) prohibit any disclosure (i) required by Applicable Law so long as, to the extent legally permissible, Sellers provide Buyer with reasonable prior notice of such disclosure and a reasonable opportunity (at Buyer’s sole expense) to contest such disclosure, (ii) in connection with the Specified Existing Indebtedness, (iii) to any potential acquiror, financing source (including the Debt Financing Sources) or commercial counterparty in connection with such Person’s due diligence of Sellers or their Affiliates or (iv) reasonably made in connection with the enforcement of any right or remedy relating to any of the Transaction Documents or the transactions contemplated thereby.

Section 5.03.         Termination of Intercompany Arrangements.

(a)               Except for (i) this Agreement, (ii) the other Transaction Documents, (iii) each other Contract expressly contemplated by this Agreement or any other Transaction Document to be entered into or continued after the Closing and (iv) as set forth in Section 5.03(a) of the Disclosure Schedule, Sellers shall, and shall cause each of their respective Affiliates (including the Purchased Subsidiaries) to, take all actions necessary to terminate all Intercompany Agreements and extinguish all rights and obligations of the Business or the Purchased Subsidiaries, Sellers and Sellers’ Affiliates thereunder effective prior to or as of the Closing in a manner that does not result in any ongoing Liability of the Business from and after the Closing.

(b)               Except as otherwise provided in Section 5.03(b) of the Disclosure Schedule and subject to Section 7.18, Sellers shall, and shall cause each of their respective Affiliates (including any of the Purchased Subsidiaries) to, eliminate all outstanding intercompany accounts, whether payables or receivables or otherwise, (i) between any Seller and its Affiliates, on one hand, and any of the Purchased Subsidiaries, on the other hand, and (ii) among any of the Purchased Subsidiaries (other than any Specified Intra-Janus Loans, the Intra-Spain Loan and any Specified Intra-Janus Intercompany Accounts (collectively, the “Continuing Intracompany Accounts”)) such that no such amounts are owed or outstanding as of the Closing, in each case to or from any Seller and its Affiliates to or from Buyer and its Affiliates or among any of the Purchased Subsidiaries, except, in each case, with respect to the UK Restructured Working Capital and the Continuing Intracompany Accounts.

Section 5.04.         Pre-Closing Restructuring.

(a)               Promptly after the date hereof, Sellers shall, and shall cause their respective Subsidiaries to, effect and carry out the transactions described on the restructuring plan set forth on Exhibit C (such transactions, the “Pre-Closing Restructuring,” and such restructuring plan, the “Pre-Closing Restructuring Plan”), and Buyer shall, and shall cause its Subsidiaries to, cooperate in good faith with Sellers in connection with, and use their reasonable best efforts to facilitate, the completion of the Pre-Closing Restructuring in accordance with the Pre-Closing Restructuring Plan.  Sellers shall (i) keep Buyer reasonably informed on at least a weekly basis (or more frequently as the parties may mutually agree), (ii) consult in good faith with Buyer as to the Pre-Closing Restructuring and implementation thereof and the steps set forth in the Pre-Closing Restructuring Plan, and (iii) shall provide Buyer with the reasonable opportunity to review and comment on the non-ministerial documentation relating to the Pre-Closing Restructuring Documents prior to the execution, filing or effectiveness thereof.  Sellers shall consider in good faith and, in their reasonable discretion, incorporate any reasonable comments proposed by Buyer that do not (i) have more than a de minimis adverse effect on Sellers or any of their respective Affiliates (other than any such effect for which Buyer agrees in writing to bear the incremental cost), (ii) result in any increased cost or expenses to Sellers that Buyer has not agreed in writing to bear and (iii) otherwise alter or modify the timing or substance of any transaction step or overall time to complete the Pre-Closing Restructuring Plan; provided, that notwithstanding anything to the contrary herein, if Buyer does not propose any comments promptly after receipt of any such Pre-Closing Restructuring Documents, and in any event within 3 Business Days of receipt of drafts from Sellers, Sellers shall not be obligated to incorporate any such comments proposed by Buyer. Notwithstanding the foregoing, and for the avoidance of doubt, (x) the Pre-Closing Restructuring Documents shall be consistent with the Pre-Closing Restructuring Plan and this Agreement, and no such documents shall change the scope of the Purchased Assets, the Assumed Liabilities, the Interests, the Excluded Assets or the Excluded Liabilities or otherwise modify the terms of this Agreement without the consent of Buyer and (y) the limitations set forth in the prior sentence in respect of de minimis costs shall not be construed to limit the Sellers and its Subsidiaries obligations to comply with its obligations under this Agreement, including those set forth in Article 2 and the obligation to carry out the Pre-Closing Restructuring. Any comments to the Pre-Closing Restructuring Documents must be reasonably detailed and provided by Buyer reasonably promptly following its receipt thereof to allow for Sellers to review and implement any such comments without potentially impeding or delaying any applicable Pre-Closing Restructuring step or transaction (it being understood that any comments regarding the Pre-Closing Restructuring Plan in respect of India must be delivered by Buyer no later than ten (10) Business Days after the date hereof).  For the avoidance of doubt, Sellers shall be obligated to pay all costs and expenses (including Taxes) incurred in connection with or otherwise arising with respect to the Pre-Closing Restructuring (excluding, for the avoidance of doubt, any Taxes to the extent of the amount of such Taxes that were (A) specifically reflected and taken into account in the calculation of the Purchase Price (B)  specifically provided for as an Assumed Liability or (C) otherwise allocated to Buyer pursuant to this Agreement).  Buyer and Sellers acknowledge and agree that any transfers, assignments, sales, contributions, distributions or other dispositions of assets, liabilities, interests, rights, obligations, capital stock or other equity, employees or otherwise, whether from a Purchased Subsidiary to a Seller or one or more of its Affiliates, or from a Seller or one or more of its Affiliates to a Purchased Subsidiary, shall be made on an “as is”, “where is” basis, without representation or warranty of any kind and without recourse to the party making such transfer, assignment, sale, contribution, distribution or other disposition (but shall not, for the avoidance of doubt, limit the terms, conditions, representations, warranties or rights to indemnification set forth in this Agreement or any other Transaction Document).

(b)               Sellers shall not amend, supplement or otherwise modify the Pre-Closing Restructuring Plan without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed); provided, that (x) no consent of Buyer shall be required for any amendment that does not adversely affect Buyer or its Affiliates in more than a de minimis respect, and (y) any amendment that modifies or waives (or would reasonably be expected to modify or waive) the terms and conditions of this Agreement, other than the Pre-Closing Restructuring Plan, including the Purchased Assets, the Assumed Liabilities, the Excluded Assets, the Excluded Liabilities or the Interests, or any representation, warranty, covenant, or indemnity shall be subject to Section 13.02 hereof and not the limitations set forth in this Section 5.04..  In the event the Pre-Closing Restructuring Plan is amended in accordance with this Section 5.04(b), Exhibit C shall be updated by Sellers to reflect such amendments.

Section 5.05.         Financing Cooperation.

(a)               Prior to the Closing, Sellers shall, and shall use reasonable best efforts to provide, and shall cause their Subsidiaries (including the Purchased Subsidiaries) and their Subsidiaries’ officers, employees and advisors to use reasonable best efforts to provide, at Buyer’s sole expense, all cooperation in connection with the arrangement and consummation of the Debt Financing as may be reasonably requested by Buyer that is customary for, and in connection with the arranging, syndicating and obtaining of, the Debt Financing, which such cooperation shall include, without limitation:

(i)                      (A) participating in the marketing efforts in connection with the Debt Financing, including participating at reasonable times in a reasonable number of meetings, presentations and rating agency and due diligence sessions that are customary for financings of the type of Debt Financing contemplated in the Debt Commitment Letter, in each case on reasonable advance notice, and (B) assisting Buyer and the Debt Financing Sources with the preparing of customary documents and materials for rating agency presentations and lender presentations and bank information memoranda for any portion of the Debt Financing;

(ii)                   furnishing Buyer and the Debt Financing Sources with the Financing Information; provided that neither Sellers nor any of their respective Affiliates shall be required to prepare or deliver any financial or other information (other than the Financial Statements) that is not otherwise regularly prepared and readily available in the books and records of Sellers and their Subsidiaries (including pro forma financial statements);

(iii)                 assisting with preparation, and executing and delivering, the definitive documentation with respect to the Debt Financing and facilitating, effective as of the Closing Date, the granting of a security interest (and perfection thereof) in collateral and the obtaining of guarantees and the preparation of customary closing certificates and other matters ancillary to the Debt Financing (provided that any obligation contained in such documents is effective no earlier than the Closing Date); and

(iv)                  furnishing to Buyer at least three (3) Business Days prior to the Closing Date (to the extent a written request is received by Sellers at least ten (10) Business Days prior to the Closing Date) all documentation and other information that the Debt Financing Sources have determined is required by regulatory authorities in connection with applicable “know your customer,” beneficial ownership and anti-money laundering rules and regulations, including the USA PATRIOT Act;

(v)                    subject to customary confidentiality agreements, cooperating with the due diligence investigation of the Debt Financing Sources, to the extent customary and reasonable; and

(vi)                  subject to Section 5.05(b), taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Buyer to permit the consummation of the Debt Financing.

(b)               Notwithstanding the foregoing, nothing in this Section 5.05 shall require Sellers or any of their respective Affiliates (including the Purchased Subsidiaries) or their respective Representatives to (i) take any action to the extent it would interfere unreasonably with the operation of the Business or the other operations of any Seller or any of its Affiliates, in any material respect, including any Purchased Subsidiary, (ii) (A) bear any cost or expense, pay any commitment or other similar fee or make any payment in respect of the Debt Financing (in respect of the Purchased Subsidiaries, prior to the Closing Date), or (B) provide or agree to provide any indemnity in connection with the Debt Financing (in respect of the Purchased Subsidiaries, prior to the Closing Date), in each case, for which it has not received prior reimbursement by or on behalf of Buyer, (iii) deliver any certificate or take any other action that would result in actual or potential personal liability to any Representative of any Seller or any of its Affiliates, including any Purchased Subsidiary, (iv) require the governing body of any Purchased Subsidiary to approve the Debt Financing or Contracts related thereto unless Buyer shall have determined that the directors or managers constituting such governing body are to remain as directors and managers of the Purchased Subsidiaries on and after the Closing Date and such resolutions are contingent upon the occurrence prior to the Closing of, or only effective as of, the Closing, (v) execute any agreement, certificate or other document that would be effective prior to the Closing Date, (other than customary authorization letters), (vi) take any action that would conflict with or violate its organizational documents or any Applicable Law or Contract, (vii) provide any information (A) the disclosure of which is prohibited or restricted under Applicable Law or by any confidentiality agreement to which any Seller or any its Affiliates, including any Purchased Subsidiary, is subject (and not executed solely in contemplation of the transactions contemplated hereby) or (B) where access to such information would give rise to a material risk of waiving the protection of attorney-client privilege or similar privilege if such party shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege, (viii) take any action in respect of the Debt Financing to the extent such action would cause any condition to the Closing set forth in Article 10 to fail to be satisfied by the End Date or otherwise result in a breach of this Agreement by any Seller, (ix) take any action to the extent such action would cause significant competitive harm to any Seller or its Subsidiaries if the transactions contemplated by this Agreement are not consummated, (x) issue any bank information materials, lender presentations, offering memoranda, or similar documents (A) with respect to the Business that reflects any Seller or its Subsidiaries (other than, after the Closing, the Purchased Subsidiaries) as the obligor(s) or (B) in the name of any Seller or its Subsidiaries, (xi) waive or amend any terms of this Agreement or any other Contract to which any Seller or its Subsidiaries, including the Purchased Subsidiaries, is party or (xii) make any representations, warranties or certifications as to which any Seller or any of its Subsidiaries, as applicable, has in its good faith determined that such representation, warranty or certification is not true.

(c)               Buyer shall promptly, upon request by Sellers, reimburse Sellers and their respective Affiliates for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees and financial consultant fees) incurred by Sellers or any of their respective Affiliates in connection with the cooperation of Sellers or their respective Subsidiaries provided in this Section 5.05 and shall indemnify and hold harmless Sellers, their respective Affiliates and their and their Affiliates’ respective Representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by any of them of any type in connection with any Debt Financing or any alternative financing (including the Alternative Financing) and any information used in connection therewith, except to the extent such losses, damages, claims, costs or expenses result from the bad faith, willful misconduct, fraud or any intentional misrepresentation with respect to any such information or matters arising out of a material misstatement in, or failure to state a material fact pertinent to, the written historical financial information, including the Financing Information, provided by or on behalf of Seller or any of the Purchased Subsidiaries for use in connection with the Debt Financing, of Sellers, any of their respective Affiliates or their or their Affiliates’ respective Representatives, and the foregoing obligations shall survive termination of this Agreement.

(d)               Each Seller hereby consents, on behalf of itself and its Affiliates, to the use of such Seller’s and its Subsidiaries’ logos relating to the Business in connection with the Debt Financing; provided that such logos are used in a manner that is not intended to or reasonably likely to harm or disparage such Seller’s or its Subsidiaries’ reputation or goodwill.

(e)               All material non-public information provided by Sellers or any of their respective Affiliates or any of their respective Representatives pursuant to this Section 5.05 shall be kept confidential in accordance with the Confidentiality Agreement, except that Buyer shall be permitted to disclose such information to the Debt Financing Sources, other potential sources of capital, rating agencies and prospective lenders during syndication of the Debt Financing or any permitted replacement, amended, modified or alternative financing (including the Alternative Financing) subject to the potential sources of capital, ratings agencies and prospective lenders entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities).

(f)                Buyer acknowledges and agrees that (i) obtaining the Financing, or any alternative financing (including the Alternative Financing), is not a condition to the Closing and reaffirms its obligation to consummate the transactions contemplated by this Agreement at the Closing irrespective and independently of the availability of the Financing or any alternative financing (including the Alternative Financing), subject to fulfillment or waiver of the conditions to the Closing set forth in Article 10, and (ii) any failure of Sellers or their Subsidiaries to provide to Buyer any financial or other information (other than the Financing Information) shall not be deemed to constitute a failure by any Seller to perform in all material respects its obligations under Section 5.05(a).

(g)               Notwithstanding anything to the contrary in this Agreement, for all purposes of this Agreement (including the condition set forth in Section 10.02(b) and Section 11.01(a)(iv)), Sellers’ obligations under this Section 5.05 shall be deemed satisfied unless (i) a Seller has materially breached its obligations under this Section 5.05, (ii) such material breach was the proximate cause of Buyer’s failure to receive any material portion of the proceeds of the Debt Financing and (iii) Buyer notified Seller Parent of such material breach in writing a reasonably sufficient amount of time prior to the Closing to afford the applicable Seller with a reasonable opportunity to cure such material breach prior to the End Date and (iv) the applicable Seller failed to cure such material breach within ten (10) calendar days of receiving such written notice.

Section 5.06.         Employee and Contractor Lists.  At least three (3) Business Days prior to the Closing Date, Sellers shall provide Buyer revised versions of the Employee List and the Contractor List that reflect information that is current as of five (5) or fewer Business Days prior to the Closing Date; provided that nothing herein shall prevent Sellers from providing a revised version of the Employee List or the Contractor List at such other times prior to the Closing Date in accordance with the terms of this Agreement, reflecting information current as of such date.  Notwithstanding the foregoing, Sellers may anonymize or aggregate the foregoing data to the extent that Sellers reasonably determine is necessary to comply with any Applicable Laws and/or a Seller’s or a Purchased Subsidiary’s internal employee data privacy or cybersecurity policies.

Section 5.07.         Payroll Census; Data Sharing.

(a)               As soon as reasonably practicable, but in any event no later than (i) ten (10) Business Days after the date of this Agreement, Sellers shall provide to Buyer (or its designated payroll service provider) a detailed payroll census for all Business Colleagues employed by a Purchased Subsidiary and all other Business Colleagues to the extent available on or prior to such date, and (ii) no later than twenty (20) Business Days after the date of this Agreement, Sellers shall provide to Buyer (or its designated payroll service provider) a detailed payroll census for all other Business Colleagues (together, the “Payroll Census”), which shall include, with respect to each such Business Colleague and to the extent permitted by Applicable Law, such Business Colleague’s full legal name, date of birth, home address, social security number or other applicable tax identification number, bank account and routing information for direct deposit purposes, tax withholding elections (including W-4 or equivalent local forms), current pay rate and pay frequency, current and year-to-date earnings (including gross pay, taxes withheld and deductions) and employment start date.  Buyer and Sellers shall cooperate in good faith following to update the Payroll Census as needed to provide such other information as is reasonably necessary to configure and test Buyer’s payroll systems prior to the Closing.

(b)               The transfer and processing of the Payroll Census and any other Personal Data of Business Colleagues provided pursuant to this Agreement shall be governed by a customary data processing agreement, which the parties shall negotiate in good faith and execute as soon as reasonably practicable following the date of this Agreement (and in no event later than the eighth (8th) Business Day following the date hereof, it being understood that the failure to execute such agreement by such date shall not be considered for purposes of the condition set forth in Section 10.02(b)) (the “Payroll Data Processing Agreement”).

(c)               Buyer shall (and shall cause its designated payroll service provider to): (i) restrict access to the Payroll Census solely to those employees and Representatives of Buyer (or its designated payroll service provider) whose roles necessitate access thereto for the purpose of configuring, testing and establishing Buyer’s payroll, tax and benefits systems in connection with the transactions contemplated by this Agreement (the “Authorized Payroll Personnel”); (ii) maintain a current list of Authorized Payroll Personnel and provide such list to Sellers upon reasonable request; (iii) use the Payroll Census solely for the purposes described in this Section 5.07 and protect such information in accordance with the Payroll Data Processing Agreement, the Confidentiality Agreement and all Applicable Laws; and (iv) implement and maintain administrative, technical and physical safeguards that are no less protective than those required under the Payroll Data Processing Agreement to prevent unauthorized access to, or disclosure of, the Payroll Census.

(d)               If this Agreement is terminated in accordance with Article 11, Buyer shall (and shall cause its Affiliates, Representatives and designated payroll service provider to) promptly (and in any event within ten (10) Business Days following such termination) (i) permanently delete or destroy all copies of the Payroll Census and any other Personal Data of Business Colleagues received pursuant to this Section 5.07 (including any copies, extracts or derivative data sets in any format, whether electronic or otherwise) and (ii) deliver to Seller Parent a written certification signed by an authorized officer of Buyer confirming that such deletion or destruction has been completed in full; provided that Buyer may retain one (1) archival copy of such data solely to the extent required by

Applicable Law or bona fide document retention policies, subject to continued compliance with the Payroll Data Processing Agreement and the Confidentiality Agreement.

(e)               Prior to the Closing, Sellers shall reasonably cooperate with Buyer to facilitate parallel testing and system validation of Buyer’s payroll platform, including by providing (or causing to be provided) such additional payroll data, sample pay calculations, tax withholding schedules, deduction configurations and other information as Buyer may reasonably request in order to confirm that Buyer’s payroll system configuration accurately matches the current-state payroll amounts, deductions and withholdings applicable to each Business Colleague (such activities, “Payroll Parallel Testing”).  Sellers shall make available appropriate payroll and HR personnel with knowledge of the current payroll systems to assist with Payroll Parallel Testing upon Buyer’s reasonable request.  Buyer shall bear all out-of-pocket costs and expenses incurred in connection with Payroll Parallel Testing (other than general internal costs, overhead and use of internal personnel and assets or infrastructure of Sellers).

(f)                For the avoidance of doubt, the obligation to provide the Payroll Census under this Section 5.07 shall not be subject to or limited by any anonymization or aggregation provisions elsewhere in this Agreement, it being acknowledged by the parties that the provision of individual-level confidential data is necessary for the establishment of Buyer’s payroll platform.

Article 6
Covenants of Buyer and Seller

Buyer and Sellers agree that:

Section 6.01.         Confidentiality.  All information provided or made available to Buyer, its Affiliates or any of their respective Representatives pursuant to any of the Transaction Documents or in connection with any of the transactions contemplated thereby, whether provided prior to or after the date hereof, shall be subject to the Confidentiality Agreement.  The Confidentiality Agreement shall terminate at the Closing only with respect to that portion of the Confidential Information (as defined in the Confidentiality Agreement) that relates to the Purchased Subsidiaries, the Purchased Assets, the Assumed Liabilities and the Business and otherwise shall continue in full force and effect following the Closing.  If this Agreement is terminated for any reason prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

Section 6.02.         Intellectual Property Matters.

(a)               Seller Marks.

(i)                      Other than as set forth in Section 6.02(a)(ii), Buyer and its Affiliates (including, as of the Closing, the Purchased Subsidiaries) shall have no right, title or interest in or to the Seller Marks.  Buyer hereby acknowledges and agrees that neither it nor any of its Affiliates (including, as of the Closing, the Purchased Subsidiaries) shall acquire any goodwill, rights or benefits arising from the Seller Marks and that all such goodwill, rights and benefits shall inure solely to the designated member of the Retained Group, as applicable.

(ii)                   Effective as of the Closing Date, Sellers (on behalf of themselves and their Affiliates (other than the Purchased Subsidiaries)) hereby grant to Buyer and the Purchased Subsidiaries a limited, non-exclusive, non-transferable, non-sublicensable, royalty-free license to use the Seller Marks, for a term of six (6) months following the Closing Date (the “Wind-Down Period”), solely in connection with the operation of the Business as such Seller Marks were used immediately prior to the Closing Date or the date of this Agreement (it being understood that (1) neither Buyer nor the Purchased Subsidiaries shall apply the Seller Marks to, or otherwise use the Seller Marks on or in connection with, any goods, products or services lines that were not in existence as of the Closing Date or the date of this Agreement and (2) without limiting Section 6.02(a)(ii), any use by Buyer or the Purchased Subsidiaries of the Seller Marks during the limited license period as provided herein shall be subject to compliance in all respects with all style, quality and other usage guidelines of Sellers or their Affiliates in effect for the Seller Marks immediately prior to the Closing and communicated in writing to Buyer).  Except as otherwise expressly permitted pursuant to this Section 6.02(a)(ii), promptly after the Closing Date (and in any event prior to the end of the applicable Wind-Down Period), (x) Buyer shall, and shall cause its Affiliates (including, after the Closing, the Purchased Subsidiaries) to cease any and all use of the Seller Marks, including by removing the Seller Marks from any and all assets, inventories, labels, stationary, forms, supplies, displays, advertisements and other promotional or marketing materials, communications, website content, other internet or electronic communication vehicles and other documents and materials of the Purchased Subsidiaries and Purchased Assets, or remove, destroy or strike over all Seller Marks from the foregoing and (y) Buyer shall cause all Purchased Subsidiaries whose names include any Seller Mark to cause their names to be changed to such other names that do not include any Seller Marks and make all necessary filings and use reasonable best efforts to cause all applicable Governmental Authorities to change all applications, registrations and filings, including corporate names, seals and certificates, of such Purchased Subsidiaries such that they will not include any Seller Marks.

(iii)                 Nothing in this Agreement shall prevent Buyer from (A) retaining or using copies of any Business Books and Records that, as expiration of the Wind-Down Period, contain the Seller Marks solely for internal or archival purposes (and not public display), (B) retaining references included in any Contract that exist as of expiration of the Wind-Down Period, (C) using internally Seller Marks (or references to Seller Marks) in source code or AI Technologies, or (D) using the Seller Marks in a manner that would constitute “fair use” under Applicable Law.

(iv)                  From and after the Closing Date, neither Buyer nor any of its Affiliates (including, after the Closing, the Purchased Subsidiaries) shall challenge, or assist any third party to challenge, the validity, enforceability or ownership of any of the Seller Marks.

(b)               Intellectual Property License.

(i)                      Solely to the extent there exists any Seller Retained Intellectual Property, effective upon the Closing and thereafter, Sellers, on behalf of themselves and their Affiliates, hereby grant to the Purchased Subsidiaries a limited, perpetual, irrevocable, transferable (solely in association with a sale of the Business or a portion thereof), sublicensable (only to their Affiliates, customers or service providers; provided that the Purchased Subsidiaries shall remain fully responsible for any such Persons’ compliance with the terms herein), royalty-free, worldwide, non-exclusive right and license, on an “as is,” “where is,” warranty-free basis, under any and all Seller Retained Intellectual Property (and with respect to any trade secrets contained therein, subject to the Purchased Subsidiaries’ and its sublicensees’ confidential handling of any such trade secrets as necessary to preserve the secrecy and value thereof) solely for the purpose of the operation of the Business after the Closing (as conducted as of the Closing or the date of this Agreement, and natural evolutions thereof) to make, use, sell, offer to sell, import, reproduce, make derivative works of, distribute and display, any products or services of the Business.

(ii)                   Solely to the extent there exists any Buyer Acquired Intellectual Property, effective upon the Closing and thereafter, Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Purchased Subsidiaries), hereby grant to Sellers a limited, perpetual, irrevocable, transferable (solely in association with a sale of the Retained Business or a portion thereof), sublicensable (only to their Affiliates, customers or service providers; provided that Sellers shall remain fully responsible for any such Persons’ compliance with the terms herein), royalty-free, worldwide, non-exclusive right and license, on an “as is,” “where is,” warranty-free basis, under any and all Buyer Acquired Intellectual Property (and with respect to any trade secrets contained therein, subject to Sellers and its sublicensees’ confidential handling of any such trade secrets as necessary to preserve the secrecy and value thereof) solely for the purpose of the operation of the Retained Business after the Closing (as conducted as of the Closing or the date of this Agreement, and natural evolutions thereof) to make, use, sell, offer to sell, import, reproduce, make derivative works of, distribute and display, any products or services of the Retained Business.

(c)               Forked Platforms.

(i)                 Promptly following the date hereof, Sellers shall, pursuant to a new work order dedicated to each Forked Platform with the applicable provider, procure and establish (and use commercially reasonable efforts to obtain reasonable pricing terms with respect to) (A) a separate cloud storage instance with Amazon Web Services (or its applicable Affiliate) that is dedicated exclusively to hosting each Buyer’s Copy of the Forked Platforms and that has sufficient capacity to host Buyer’s Go Live Version of the Forked Platforms (each, an “AWS Forked Platforms Hosting Instance”) and (B) a separate application programming interface with Microsoft (or its applicable Affiliate) that is dedicated exclusively to providing the “Azure OpenAI Service” in connection with Buyer’s Copy of the Forked Platforms related to the Academic AI Platform and that has sufficient capacity to support Buyer’s Go Live Version of the Forked Platforms related to the Academic AI Platform (such work order, the “Azure API Instance”) (it being understood that, notwithstanding the foregoing, in accordance with Section 2.06, Buyer shall obtain its own master services agreement with each of Amazon Web Services and Microsoft pursuant to which each of the work orders described in this Section 6.02(c)(i) may be transferred to the applicable Purchased Subsidiary).

(ii)                   Sellers shall produce an exact copy of all source code, AI Technologies and documentation constituting the Forked Platforms as of the Closing Date (collectively, “Buyer’s Copy of the Forked Platforms”) and make available such Buyer’s Copy of the Forked Platforms to Buyer (the “Forked Platforms Delivery”) by providing Buyer with credentials to access the AWS Forked Platforms Hosting Instances.  Sellers shall use best efforts to complete the Forked Platforms Delivery within five (5) Business Days of the Closing Date (the “Target Forking Date”) (it being understood that (A) Sellers shall not be required, in connection with this Section 6.02(d)(ii), to include in Buyer’s Copy of the Forked Platforms any data stored or processed on the Forked Platforms, (B)Buyer’s Copy of the Forked Platforms shall be delivered on an “as is” and “where is” basis and shall be non-operational as delivered due to the absence of the integrations, data and related infrastructure required for operation, which the Parties intend to implement in accordance with Section 6.02(c)(iv), (C) notwithstanding the foregoing clause (B), Buyer’s Copy of the Forked Platforms shall be capable of operating in substantially the same manner as the Forked Platforms operate as of the Closing Date if such integrations, data and related infrastructure were provided, and (D) any material failure to satisfy the foregoing clause (C) shall mean that the Forked Platforms Delivery has not occurred and shall not be deemed to have occurred until such failure is remediated).  If Sellers do not complete the Forked Platforms Delivery by the Target Forking Date, then Sellers shall continue to use best efforts to complete the Forked Platforms Delivery as soon as reasonably practicable following such date (the date on which the Forked Platforms Delivery is completed following the Target Forking Date, the “Forking Completion Date”). The parties acknowledge and agree that, as between them, the activities described in this Section 6.02(c)(ii) shall be completed at Sellers’ sole cost and expense. Sellers shall reasonably cooperate with Buyer in connection with its performance of activities described in this Section 6.02(c)(ii), including by keeping Buyer reasonably informed as to the progress of such activities and by making appropriate personnel of Sellers available to discuss such progress upon Buyer’s reasonable request.

(iii)                 For each monthly period (or portion thereof) during which (A) the Forked Platforms Delivery has not been completed following the Target Forking Date or (B) the Sellers Integration Activities (as defined below) have not been completed following the Target Integration Date (as defined below), Seller Parent shall pay, or cause to be paid, two hundred fifty thousand dollars ($250,000) to Buyer (the “Late Delivery Fee”) in immediately available funds by wire transfer to an account designated by Buyer; provided that, at Buyer’s election, the Late Delivery Fee may be taken as a credit against fees payable by Buyer under the Transition Services Agreement; provided, further, that, in the event that the obligation giving rise to the Late Delivery Fee is satisfied on a date other than the last day of the applicable monthly period, the Late Delivery Fee for such final monthly period shall be reduced on a pro rata basis for the number of remaining days during such monthly period. Notwithstanding anything to the contrary herein, Sellers and Buyer hereby acknowledge and agree that, solely for so long as the Forked Platforms are provided as a “Service” pursuant to the Transition Services Agreement (the “Sole Remedy Period”), (1) the Late Delivery Fee represents a reasonable estimate of the probable Damages and Liability likely to be suffered by Buyer and its Affiliates (including, after the Closing, the Purchased Subsidiaries) in the event that the Forked Platforms Delivery is completed after the Target Forking Date or the Sellers Integration Activities are completed after the Target Integration Date, and that such amount is not excessive or unreasonably large, given the parties’ intent and dealings with each other, and shall not be argued by any party to be, or be construed as, a penalty and each party hereby expressly waives any right to argue, assert or claim any of the foregoing in any dispute among the parties and/or any of their respective Affiliates during the Sole Remedy Period and (2) the payment of the Late Delivery Fee shall be Buyer’s and its Affiliates’ sole and exclusive remedy for the failure to complete (x) the Forked Platforms Delivery on or prior to the Target Forking Date or (y) Sellers Integration Activities on or prior to the Target Integration Date. For clarity, if the Forked Platforms cease being provided as a “Service” under the Transition Services Agreement before the Forked Platforms Delivery or the completion of the Sellers Integration Activities (as applicable), then Buyer and its Affiliates shall be entitled to pursue all available remedies for breaches of this Section 6.02(c), without regard for the limitations in this clause (iii).

(iv)                  Following the Forking Completion Date, (A) Sellers shall, at their sole cost and expense, create, develop, implement and integrate application programming interfaces and other integration methods to interoperate between the Forked Platforms owned by the Sellers and Buyer’s Go Live Version of the Forked Platforms (as defined below) in order to facilitate access to data and related information calls pursuant to the Data Access and Services Agreement, the Content License Agreement and the Reseller Agreement, as applicable (such activities, collectively, the “Sellers Integration Activities”), and (B) Buyer shall, as promptly as practicable and at its sole cost and expense, (1) take all steps necessary to take delivery of Buyer’s Go Live Version of the Forked Platforms within the applicable AWS Forked Platforms Hosting Instances immediately upon the completion of the Final Forking Activities (as defined below), and (2) create, develop, implement and integrate application programming interfaces and other integration methods to interoperate between Buyer’s Go Live Version of the Forked Platforms and the Forked Platforms owned by Sellers in order to facilitate access to data and related information calls pursuant to the Data Access and Services Agreement, the Content License Agreement and the Reseller Agreement, as applicable (clauses (1) and (2), collectively, the “Buyer Integration Activities”). Sellers shall use best efforts to complete the Sellers Integration Activities within six (6) months after the Closing Date (the “Target Integration Date”); provided that Sellers Integration Activities shall not be deemed complete until the applicable integrations are functioning in a manner that allows Buyer’s Go Live Version of the Forked Platforms to operate in all material respects consistently with how the Forked Platforms operated in connection with the Business prior to Closing; provided, further, the Target Integration Date shall be extended on a day-for-day basis, as determined by Sellers in good faith, to the extent that Sellers’ failure to complete any Sellers Integration Activities is caused by any action taken by Buyer or Buyer’s failure to complete any necessary preliminary actions (including the Buyer Integration Activities) required to enable Sellers to perform such Sellers Integration Activities. If Sellers do not complete the Sellers Integration Activities by the Target Integration Date, then Sellers shall continue to use best efforts to complete the Sellers Integration Activities as soon as reasonably practicable following such date. Following the completion of the Sellers Integration Activities and the Buyer Integration Activities, Sellers shall, at their sole cost and expense, make available to Buyer via the applicable AWS Forked Platforms Hosting Instances (x) a final exact copy of all source code, AI Technologies and documentation constituting the Forked Platforms in Sellers’ information technology environment on such date (the “Go Live Date”) and (y) all of the data contemplated by the Data Access and Services Agreement, the Content License Agreement and the Reseller Agreement (such activities, the “Final Forking Activities” and, such final copy, the “Buyer’s Go Live Version of the Forked Platforms”). Notwithstanding anything herein to the contrary, the parties acknowledge and agree that Sellers’ ability to successfully complete the Sellers Integration Activities and the Final Forking Activities is contingent upon the successful completion of the Buyer Integration Activities and that any delay or other failure by Buyer with respect to any of the Buyer Integration Activities shall adversely impact and delay the successful completion by Sellers of the Sellers Integration Activities and the Final Forking Activities. Without limiting the obligations of each party set forth in the Transition Services Agreement, the Data Access and Services Agreement, the Content License Agreement and the Reseller Agreement, each party shall establish and maintain commercially reasonable security measures designed to protect any IT Assets used in connection with any of the data access, integration and implementation activities set forth in this Section 6.02(c)(iv) against any breach, or unauthorized exfiltration, destruction, disclosure, loss, theft, interruption, modification or corruption, thereof. The parties shall reasonably cooperate with each other to ensure the prompt completion of each party’s respective activities set forth in this Section

6.02(c)(iv), including the delivery and implementation of any integrations and data resulting from the Buyer Integration Activities, the Sellers Integration Activities or Final Forking Activities, as applicable. Each party shall bear its own out-of-pocket costs and expenses in connection with the foregoing.

(v)                    The AWS Forked Platforms Hosting Instances, Azure API Instance, Buyer’s Copy of the Forked Platforms and Buyer’s Go Live Version of the Forked Platforms shall each constitute Purchased Assets; provided, that, any data licensed from a third party, to which the Sellers do not have rights or is used in or by the Retained Business that does not otherwise independently constitute a Purchased Asset shall not constitute a Purchased Asset and such data shall be governed by the Data Access and Services Agreement, the Content License Agreement, the Reseller Agreement and any other applicable Contract, as the case may be, provided, further, that (A) the parties acknowledge that the foregoing shall not constitute an assignment of Sellers’ Intellectual Property Rights in Buyer’s Copy of the Forked Platforms or Buyer’s Go Live Version of the Forked Platforms, and (B) the Buyer and its Affiliates (including, after the Closing, Purchased Subsidiaries) shall not (y) commercialize, sell, transfer or license Buyer’s Copy of the Forked Platforms or Buyer’s Go Live Version of the Forked Platforms on a standalone basis or separate and apart from the Business (or portion thereof), or (z) grant any third party rights to access or use Buyer’s Copy of the Forked Platforms or Buyer’s Go Live Version of the Forked Platforms solely as a standalone product independent of the Business (or portion thereof). Notwithstanding the foregoing, for clarity, the Purchased Subsidiaries and their Affiliates shall be permitted to sell, transfer or otherwise dispose of Buyer’s Copy of the Forked Platforms or Buyer’s Go Live Version of the Forked Platforms (or any component thereof) in connection with a sale, transfer, or disposition of the Business (or portion thereof). Effective upon the Closing and thereafter, Sellers, on behalf of themselves and their Affiliates, hereby grant to the Purchased Subsidiaries a limited, perpetual, irrevocable, transferable (in connection with a sale of the Business or a portion thereof), sublicensable, royalty-free, worldwide, non-exclusive right and license under any and all Intellectual Property Rights owned or controlled by the Sellers or their Affiliates as of the Closing Date incorporated into Buyer’s Copy of the Forked Platforms and as of the Go Live Date incorporated into Buyer’s Go Live Version of the Forked Platforms (and with respect to any trade secrets contained therein, subject to each Purchased Subsidiary’s and its sublicensees’ confidential handling of any such trade secrets as necessary to preserve the secrecy and value thereof) to use, copy, modify, adapt, display, develop, perform, and distribute Buyer’s Copy of the Forked Platforms or Buyer’s Go Live Version of the Forked Platforms in connection with the Business without any duty to account to Seller, its Affiliates, or its or their successors or assigns (it being understood that, notwithstanding the foregoing, each Purchased Subsidiary shall have the right to grant sublicenses to third parties; so long as the Purchased Subsidiaries shall remain fully responsible for their compliance with the terms and conditions herein).

(vi)                  Except as expressly set forth in the Transition Services Agreement and in this Section 6.02(c), Buyer hereby acknowledges and agrees that nothing in this Agreement shall require Sellers or their Affiliates to provide any support or other services to Buyer or its Affiliates in connection with Buyer’s Copy of the Forked Platforms or Buyer’s Go Live Version of the Forked Platforms.

(vii)               From and after the Closing Date, neither Buyer nor any of its Affiliates (including, after the Closing, the Purchased Subsidiaries) shall challenge, or assist any third party to challenge, the validity or enforceability, or ownership by Sellers or any of their Affiliates, of any of the Sellers’ Intellectual Property Rights in and to the Forked Platforms.

(viii)             For the avoidance of doubt, and notwithstanding anything to the contrary herein, the parties hereto agree and acknowledge that in no event shall completion of the Forked Platforms Delivery, the Buyer Integration Activities, the Sellers Integration Activities, the Final Forking Activities or any other obligations set forth in this Section 6.02(c) be a condition to the Closing.

(d)               Clarivate Font.  Buyer and its Affiliates (including, as of the Closing, the Purchased Subsidiaries) shall have no right, title or interest in or to the “Regular Clarivate” font and related branding nor any Intellectual Property Rights included therein (collectively, the “Clarivate Font”).  Without limiting the foregoing, as promptly as reasonably practicable following the Closing (and in any event within twelve (12) months thereafter), Buyer shall, and shall cause its Affiliates (including, as of the Closing, the Purchased Subsidiaries) to, cease and discontinue any and all use of any Clarivate Font (it being understood that, to the extent that Buyer or any of its Affiliates use any Clarivate Font following the Closing, to the extent permitted by this Section 6.02(d), such use shall be (i) solely in connection with, and as then used in, the operation of the Business, and (ii) subject to compliance in all respects with all style and other usage guidelines of Sellers or their Affiliates in effect as of the Closing or otherwise provided by Seller or any of its Affiliates to Buyer).

(e)               Omitted Components. In the event that any of the Purchased Subsidiaries (i) identify any access credentials or other similar components that forms part of or are incorporated into any Purchased Asset immediately prior to the Closing Date and that (A) is necessary to operate the Purchased Assets as operated as of the Closing Date and (B) are not in the possession of, or were otherwise not made available at Closing to, any of the Purchased Subsidiaries (each, an “Omitted Component”) and (ii) notify Sellers in writing at any time prior to the expiration or termination of the Transition Services Agreement specifying in reasonable detail any such Omitted Component required by any such Purchased Subsidiary, then Sellers shall use best efforts to promptly make available to such requesting Purchased Subsidiary a complete and accurate copy of any such Omitted Component; provided that the foregoing obligation shall not apply to any Omitted Component that is not in the possession of Seller or its Subsidiaries at the time of such request.

Section 6.03.         Data Processing.  Buyer shall, and shall cause its Affiliates (including, as of the Closing, the Purchased Subsidiaries) to, (a) comply with all Applicable Laws with respect to data privacy and cybersecurity in connection with the processing of any personally identifiable information included in the Purchased Assets or owned or controlled by any Purchased Subsidiary and (b) process all such personally identifiable information in a manner consistent with the Business’s privacy policies in effect as of the Closing until such time as Buyer provides notices, and/or obtains consents from, the relevant individuals as required under Applicable Laws, including in connection with any change in the processing thereof.

Section 6.04.         Financing.

(a)               Buyer shall use its reasonable best efforts to arrange and obtain the Debt Financing on terms and conditions not less favorable than those described in the Debt Commitment Letter, including its reasonable best efforts to (i) until the funding of the Debt Financing at the Closing, maintain in effect the Debt Commitment Letter (subject to any amendment, supplement, replacement, substitution, termination or other modification or waiver that is not prohibited by clause (c) below), (ii) negotiate, execute and deliver definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letter (including the market flex provisions) or on other terms no less favorable to Buyer, taken as a whole, than those terms and conditions contained in the Debt Commitment Letter (as determined by Buyer in its reasonable discretion), (iii) satisfy, or obtain a waiver thereof, on a timely basis all conditions to funding the Debt Commitment Letter and the related definitive agreements (iv) assuming that all conditions contained in the Debt Commitment Letter and the related definitive agreements have been satisfied, consummate the Debt Financing at or prior to the Closing and (v) enforce its rights under the Debt Commitment Letter.

(b)               Buyer shall provide information concerning the status of the Debt Financing and shall give Seller Parent notice of any material adverse change with respect to such Debt Financing, in each case, upon Seller Parent’s reasonable written request.  Without limiting the foregoing, Buyer shall give Seller Parent prompt notice of (w) the termination, repudiation, rescission, cancellation or expiration of the Debt Commitment Letter or the definitive agreements related to the Debt Financing, (x) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Debt Commitment Letter, or any definitive agreements related to the Debt Financing, in each case, of which Buyer becomes aware, or (y) the receipt of any written notice from any Debt Financing Source with respect to any (i) breach of Buyer’s obligations under the Debt Commitment Letter or definitive agreements related to the Debt Financing, or actual or potential default, termination or repudiation by any party to the Debt Commitment Letter or definitive agreements related to the Debt Financing (including any actual proposal by any Debt Financing Source, lender or other Person to withdraw, terminate, repudiate, rescind or make a material change to the terms of the Debt Commitment Letter (including the amount of Debt Financing contemplated when taken together with the amount of the Equity Financing to be funded on the Closing Date and the Seller Note being less than the Required Amount)) or (ii) material dispute (other than ordinary course negotiations) between or among any parties to the Debt Commitment Letter or definitive agreements with respect to the obligations to fund the Debt Financing at Closing and (iii) the receipt of any written notice on the basis of which Buyer reasonably expects that a party to the Debt Commitment Letter will fail to fund, or is reducing the amount of the Debt Financing, when taken together with the amount of the Equity Financing to be funded on the Closing Date and the Seller Note, to an amount less than the Required Amount; provided that in no event shall Buyer be under any obligation to disclose any information pursuant to clauses (i) or (ii) that would waive the protection of attorney-client or similar privilege if such party shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege.

(c)               For the avoidance of doubt, Buyer shall have the right from time to time to amend, supplement, replace, substitute, terminate or otherwise modify or waive its rights under the Debt Commitment Letter, including to add and appoint additional arrangers, bookrunners, underwriters, agents, lenders and similar entities, to provide for the assignment and reallocation of a portion of the financing commitments contained therein and to grant customary approval rights to such additional arrangers and other entities in connection with such appointments; provided that no such amendment, supplement, replacement, substitution, termination, modification or waiver shall (i) reduce the aggregate amount of available Debt Financing, such that, when taken together with the amount of the Equity Financing to be funded on the Closing Date and the Seller Note, the Financing would be less than the Required Amount (including by increasing the amount of fees to be paid or original issue discount), (ii) impose new or additional conditions precedent or expand upon the conditions precedent to the Debt Financing as set forth in the existing Debt Commitment Letter, in each case, that would reasonably be expected to materially delay or prevent the Closing, (iii) adversely change the timing of the funding of the Debt Financing thereunder, (iv) be reasonably expected to materially impair, delay or prevent the availability of all or a portion of the Debt Financing or the consummation of the transactions contemplated by this Agreement or (v) otherwise materially adversely affect the ability of Buyer to enforce its rights under the Debt Commitment Letter or to consummate the transactions contemplated by this Agreement or the timing of the Closing. Buyer shall promptly furnish to Seller Parent a copy of any executed written amendment, supplement, replacement, substitution, termination, modification or waiver of the Debt Commitment Letter; provided, further, that no such amendment, supplement, replacement (including any Alternate Financing Commitment Letter), substitution, modification or waiver shall be deemed to materially increase the scope of cooperation required by Section 5.05.

(d)               In the event that any portion of the Debt Financing necessary for Buyer to consummate the Closing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter (including the market flex provisions), (x) Buyer shall promptly notify Seller Parent and (y) Buyer shall use its reasonable best efforts to (i) arrange and obtain, as promptly as practicable following the occurrence of such event, any such unavailable portion from alternative financing sources (an “Alternative Financing”) on terms that (A) taken as whole, are no more adverse to Buyer than the existing Debt Commitment Letter, (B) do not impose new or additional conditions precedent or modify or expand the conditions precedent to the Debt Financing set forth in the existing Debt Commitment Letter, (C) do not reduce (or have the effect of reducing) the aggregate amount of available Debt Financing (including by increasing the amount of fees to be paid or original issue discount), (D) could otherwise reasonably be expected to impair, delay or prevent the consummation of the transactions contemplated by this Agreement or (E) otherwise materially adversely affect the ability of Buyer to enforce its rights under the Debt Commitment Letter, and (ii) provide Seller Parent with a copy of the new financing commitment letter pursuant to which such Debt Financing Sources commit to provide for such Alternative Financing (including all related exhibits, schedules, annexes, supplements and term sheets thereto, and including any related fee letter, which may be redacted in a manner consistent with Section 4.05, as each of the foregoing may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time thereafter in compliance with Section 6.04, the “Alternative Financing Commitment Letter”).  For purposes of this Agreement (other than with respect to representations in this Agreement made by or with respect to Buyer that speak as of the date hereof or another specified date), references to the “Debt Commitment Letter” and the “Financing Commitment Letters” shall include any Alternative Financing Commitment Letter and any such document as permitted or required by this Section 6.04 to be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived, in each case from and after such amendment, supplement, replacement, substitution, termination or other modification or waiver and, for the avoidance of doubt, references to “Debt Financing” and “Financing” shall include, in whole or in part (as applicable), any supplemental, replacement or substitute financing provided for thereunder.

(e)               Buyer shall not permit or consent to or agree to any amendment, restatement, replacement, supplement, substitution, termination or other modification or waiver of any provision or remedy under, the Equity Commitment Letter (other than to increase the amount of Equity Financing available thereunder) without the prior written consent of Seller Parent.  Buyer shall furnish to Sellers a copy of any executed written amendment, restatement, replacement, supplement, modification, waiver or consent of or relating to the Equity Commitment Letter or any other Equity Financing Commitment Letter promptly upon execution definitive agreements related to the Equity Financing thereof.  For purposes of this Agreement (other than with respect to representations in this Agreement made by or with respect to Buyer that speak as of the date hereof or another specified date), references to the “Equity Commitment Letters” and the “Financing Commitment Letters” shall include any such document as permitted or required by this Section 6.04 to be amended, restated, replaced, supplemented, substituted, terminated or otherwise modified or waived, in each case from and after such amendment, restatement, replacement, supplement, substitution, termination or other modification or waiver and, for the avoidance of doubt, references to “Equity Financing” and “Financing” shall include, in whole or in part (as applicable), any amended, supplemental, replacement or substitute equity financing provided for thereunder.  Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.04 shall require Buyer to seek the Equity Financing from any source other than those counterparty to the Equity Commitment Letter.

(f)                Buyer shall take all actions that are necessary, proper or advisable to obtain the Equity Financing contemplated by the Equity Commitment Letter, including taking all actions that are necessary, proper or advisable to (i) maintain in effect the Equity Commitment Letter, (ii) satisfy on timely basis all conditions applicable to Buyer set forth in the Equity Commitment Letter, (iii) consummate the Equity Financing contemplated by the Equity Commitment Letter at or prior to the Closing and (iv) enforce its rights under the Equity Commitment Letter.

(g)               Buyer shall give Seller Parent prompt notice of (i) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Equity Commitment Letter, (ii) the receipt of any written notice or other written or verbal communication, in each case, received from any Equity Financing Source with respect to any (A) breach of Buyer’s obligations under the Equity Commitment Letter or actual or potential default, termination or repudiation by any party to any of the Equity Commitment Letter (including any proposal by any Person to withdraw, terminate, repudiate, rescind or make a material change in the terms of (including the amount of Equity Financing contemplated) the Equity Commitment Letter) or (B) material dispute between or among any parties to any of the Equity Commitment Letter and (z) the receipt of any notice or other written or verbal communication on the basis of which Buyer expects that a party to the Equity Financing Letter will fail to fund, or is reducing the amount of, the Equity Financing.

(h)               In no event shall Buyer or any of its Affiliates prohibit or seek to prohibit any commercial bank, investment bank or other potential provider of Financing, including the Debt Financing Sources Related Parties, from providing financing or financial advisory services to any Person in connection with the transactions contemplated by the Transaction Documents.

Article 7
Covenants of Buyer and Sellers

Buyer and Sellers agree that:

Section 7.01.         Regulatory Approvals.

(a)               Subject to the terms and conditions of this Agreement, Buyer and Sellers shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by this Agreement and the other Transaction Documents, including (x) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (y) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that:

(i)                      the parties hereto understand and agree that the reasonable best efforts of Buyer under this Section 7.01 only shall be deemed to include taking, and causing its Subsidiaries to take, all actions necessary or appropriate to avoid or eliminate each and every impediment under any Applicable Law or otherwise so as to enable the consummation of the transactions contemplated by this Agreement and the other Transaction Documents to occur promptly (and in any event at least four (4) Business Days prior to the End Date), including:

(A)             entering into any settlement, undertaking, consent decree, stipulation or agreement with or required by any Governmental Authority in connection with the transactions contemplated hereby;

(B)              proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of any Purchased Subsidiary (including, for the avoidance of doubt, any Purchased Assets);

(C)              terminating existing relationships, contractual rights or obligations of any Purchased Subsidiary or in respect of the Purchased Assets;

(D)             otherwise taking, or committing to take, actions that after the Closing Date would limit Buyer’s or its Subsidiaries (including any Purchased Subsidiary’s) freedom of action, or its ability to retain or exercise rights of ownership or control, with respect to one or more of the businesses, product lines or assets of Buyer, any of its Subsidiaries or those of any Purchased Subsidiary or with respect to any Purchased Assets (each of the foregoing described in any of Section 7.01(a)(i)(A) through (D), a “Regulatory Concession”);

(E)              defending any action, suit or proceeding (including by appeal if necessary) that challenges any of the transactions contemplated by this Agreement or the other Transaction Documents or which would otherwise prohibit, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any other Transaction Document; and

(F)              seeking to lift, vacate or reverse any stay, injunction, temporary restraining order or other restraint entered by any Governmental Authority with respect to this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby.

(b)               If requested by Buyer, Sellers shall cause the Purchased Subsidiaries, or cause any Subsidiary owning a Purchased Asset solely with respect thereto, to agree to any Regulatory Concession; provided that (i) none of Sellers or Sellers’s Affiliates shall be required to make any Regulatory Concession related to any of Sellers’ businesses other than with respect to the Purchased Subsidiaries and the Purchased Assets and (ii) none of Sellers, Sellers’s Affiliates or the Purchased Subsidiaries shall be required to agree to any Regulatory Concession that is not conditioned upon consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

(c)               In furtherance and not in limitation of the foregoing, each of Buyer and Sellers shall file a Notification and Report Form pursuant to the HSR Act and make the filings and take all other actions necessary to obtain the consents, approvals, authorizations or clearances required under the Applicable Law listed on Section 7.01(c) of the Disclosure Schedule (together with the HSR Act, the “Regulatory Clearances”) as promptly as practicable after the date hereof and in any event, in the case of (x) all required filings pursuant to the HSR Act, within twenty (20) Business Days of the date hereof, which form, shall specifically request early termination of the waiting period prescribed by the HSR Act, and (y) the other Regulatory Clearance, as promptly as practicable following the date hereof and in any event within ten (10) Business Days of the date hereof.  Each of Buyer and Sellers shall (i) respond as promptly as reasonably practicable to any inquiries and requests received from any Governmental Authority in connection with the Regulatory Clearances, (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or the other Regulatory Clearance, (iii) not extend any waiting period under the HSR Act, the other Regulatory Clearance or under any other applicable Competition Law or Foreign Investment Law or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement or the other Transaction Documents, except with Sellers’ prior written consent (which shall not be unreasonably withheld, conditioned or delayed) and (iv) reasonably promptly take all other actions necessary or desirable to cause the expiration or termination of the applicable waiting periods under the HSR Act, the other Regulatory Clearance and any other applicable Competition Laws (including any extensions thereof), and obtain all other required consents, authorizations, orders and approvals from Governmental Authorities in respect of applicable Competition Laws and Foreign Investment Laws promptly (and in any event at least four (4) Business Days prior to the End Date).

(d)               All filing fees incurred by Buyer, any Seller or any of their respective Affiliates (including the Purchased Subsidiaries) in connection with seeking any filings, consents, approvals, authorizations, clearances, waivers or other actions under the HSR Act, the other Regulatory Clearance or any other applicable Competition Law or Foreign Investment Law, or the obtaining of any other required consents, authorizations, orders and approvals from Governmental Authorities, shall be borne by Buyer.

(e)               Without limiting the generality of anything in this Section 7.01, each party shall (i) cooperate in all respects and consult with each other in connection with any filing or submission pursuant to any request, inquiry or Action under or relating to the HSR Act or in connection with the other Regulatory Clearance, including allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other party prompt notice of the making or commencement of any request, inquiry, investigation or Action brought by a

Governmental Authority or brought by a third party before any Governmental Authority, in each case, with respect to the transactions contemplated by this Agreement, (iii) keep the other party informed as to the status of any such request, inquiry or Action, (iv) promptly inform the other party of any substantive communication to or from the FTC, the DOJ or any other Governmental Authority arising out of any such request, inquiry or Action, (v) on request, promptly furnish to the other party a copy of such communications, subject to a confidentiality agreement limiting disclosure to outside legal counsel and consultants retained by such counsel, and subject to redaction of documents (A) as necessary to comply with contractual arrangements, (B) to remove references to valuation of the Business and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, (vi) to the extent reasonably practicable, consult in advance and cooperate with the other party and consider in good faith the views of the other party relating to any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry or Action and (vii) except as may be prohibited by any Governmental Authority, provide reasonable notice to the other party of, and permit authorized representatives of the other party to be present at, each meeting and telephone or video conference arising out of or relating to such request, inquiry or Action.  Each party shall as promptly as reasonably practicable supply such information, documentation, other material or testimony that may be requested by any Governmental Authority, received by any party or any of their respective Affiliates from any Governmental Authority in connection with such applications or filings for the transactions contemplated by this Agreement and the other Transaction Documents.  Any party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party under this Section 7.01 as “outside legal counsel only” such that such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside legal counsel to employees, officers or directors of the recipient, unless express written permission is obtained in advance from the source of the materials.  Each party shall take reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.01 so as to preserve any applicable privilege.

(f)                Buyer shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, acquire or agree to acquire any asset, business or Person, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in any Person or by any other manner or engage in any other transaction or take any other action (including entering into or amending any Contract), if such acquisition, agreement, transaction or activity would reasonably be expected to (i) impose any delay in the expiration or termination of any applicable waiting period or impose any delay in the obtaining of, or increase the risk of not obtaining, any actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and the lapse of waiting periods of a Governmental Authority necessary to consummate the transactions contemplated by this Agreement, including any approval or expiration of the waiting period under the HSR Act or any other Applicable Law, (ii) increase the risk of any Governmental Authority entering, or increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or restraining order, or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement or (iii) otherwise delay or prevent the consummation of the transactions contemplated by this Agreement.

Section 7.02.         Further Assurances.  Sellers and Buyer agree to deliver such other documents, certificates, agreements and other writings and to use their respective commercially reasonable efforts to take such other actions as may be reasonably necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and the other Transaction Documents, including to vest in Buyer ownership of the Purchased Subsidiaries and title to the Purchased Assets and to assume and evidence the assumption by Buyer of the Assumed Liabilities.

Section 7.03.         Third-Party Consents.  In addition to and without limitation of the obligations set forth in Section 2.06 with respect to Shared Contracts and Bifurcated Contracts, prior to the Closing Date, Sellers and Buyer shall cooperate with one another and use their respective reasonable best efforts to (a) determine whether any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts in connection with the consummation of the transactions contemplated by this Agreement or the other Transaction Documents and (b) take such actions required in connection therewith and seek to obtain any such actions, consents, approvals or waivers in a timely manner; provided, however, that the parties hereto acknowledge and agree that, except as specifically provided in this Agreement, the reasonable best efforts of any party hereto with respect to this Section 7.03 shall not be deemed to include expending money (other than de minimis costs and expenses), incurring any Liability, commencing any litigation or offering or granting any accommodation (financial or otherwise) to any third party to obtain such actions, consents, approvals or waivers.

Section 7.04.         Public Announcements.  Sellers and Buyer agree to obtain the written consent of, in the case of Sellers, Buyer, and in the case of Buyer, Seller Parent (which in each case shall not be unreasonably withheld, conditioned or delayed), before issuing any press release or making any public statement with respect to the Transaction Documents or the transactions contemplated thereby; provided, however, that (x) a party may, without such prior consent, but only following consultation with the other party to the extent legally permissible, issue such public disclosure as may be required by Applicable Law or any listing agreement with any national securities exchange to which the disclosing party or any of its Affiliates is subject and (y) no internal communications with employees or contractors shall be treated as a public statement with respect to the Transaction Documents or the transactions contemplated thereby governed by this Section 7.04; provided, further, that, after the transactions contemplated by this Agreement and the other Transaction Documents have been announced, Sellers and their Affiliates and Buyer and its Affiliates shall be entitled to respond to questions in the ordinary course or issue any press release or make any other public statement that, in each case, are consistent (as to nature and scope) with any public statement previously issued or made by it in accordance with the provisions of this Section 7.04; provided, however, that any communications with Business Colleagues with respect to matters arising in connection with the transactions contemplated by this Agreement and the other Transaction Documents shall be governed by Section 9.17.  For the avoidance of doubt and notwithstanding anything to the contrary in this Section 7.04, no such limitations will apply to Altaris, LLC or its Affiliates with respect to any non-public communications with their current or prospective limited partners, members, lenders, insurers, investors or their partners, attorneys, accountants, advisors, auditors, financing sources or their agents.

Section 7.05.         Notices of Certain Events.

(a)               Each of Sellers and Buyer shall promptly notify, in the case of Sellers, Buyer, and in the case of Buyer, Seller Parent, of:

(i)                      any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by any Transaction Documents if the failure to obtain such consent would be reasonably likely to have a Material Adverse Effect; and

(ii)                   any material notice or other communication from any Governmental Authority in connection with the transactions contemplated by any Transaction Documents;

(iii)                 the commencement of any Action that, if pending on the date of this Agreement, would have been required to be disclosed pursuant to, in the case of Sellers, Section 3.09 or, in the case of Buyer, Section 4.06.

(b)               Notwithstanding anything to the contrary contained herein, a party’s failure to comply with this Section 7.05 shall not, in itself, provide the other party hereto or any of such other party’s Affiliates with a right not to effect the transactions contemplated by this Agreement.

Section 7.06.         Insurance.

(a)               From and after the Closing, Buyer acknowledges and agrees that the Business shall cease to be insured by, entitled to any benefits or coverage under or entitled to seek benefits or coverage from or under any of Sellers’ and their Affiliates’ insurance policies and Buyer will have to obtain replacement coverage.  Sellers shall retain all rights to control their and their respective Affiliates’ insurance policies and programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and programs, regardless of whether any such policies or programs apply to any liability of the Business.

(b)               The parties acknowledge that the Purchased Subsidiaries and the Business may be entitled to the benefit of coverage under the third-party occurrence-based insurance policies of the Retained Group (the “Retained Policies”) with respect to acts, facts, circumstances or omissions occurring prior to the Closing (“Pre-Closing Occurrences”), and, for a period concluding on the three-year anniversary of the date hereof, Sellers agree, upon receipt of a written request by Buyer, to use reasonable best efforts to report any and all Pre-Closing Occurrences arising in connection with the

Purchased Subsidiaries or the Business on Buyer’s behalf to the insurance provider of the applicable Retained Policy; provided, however, that if, at any time following the Closing, Buyer reasonably believes that it may have a claim for a Pre-Closing Occurrence under a Retained Policy, Buyer shall, to the extent permitted by Applicable Law, (i) promptly give Seller Parent’s corporate insurance department written notice thereof and (ii) reasonably cooperate with Sellers in connection with reporting such claim to the applicable insurance provider.

(c)               With respect to claims for Pre-Closing Occurrences made pursuant to Section 7.06(b), (i) Buyer shall, and shall cause its Affiliates to, comply with the terms of the applicable Retained Policy and (ii) each party shall, and shall cause its Affiliates to, use reasonable best efforts to obtain the benefit of the applicable insurance coverage and pay such benefit, if any, to Buyer (net of any Recovery Costs incurred by any Seller or any Affiliate thereof as a result of the same); provided that (A) Sellers shall not be obligated to provide assistance to Buyer in respect of any claim for a Pre-Closing Occurrence made pursuant to Section 7.06(b) to the extent that such assistance would, in Sellers’ reasonable judgment, violate Applicable Law, (B) Buyer shall be fully liable for all uninsured or self-insured amounts in respect of any Retained Policy claims, (C) in the event an insurance policy/program aggregate limit is exhausted, or believed likely to be exhausted, due to such claims, Buyer shall be liable for its pro rata portion of the reinstatement premium, if applicable, based upon the losses of Buyer and its Affiliates submitted to the insurance carrier(s) under the Retained Policies as compared to the total losses submitted to the insurance carrier(s) under the Retained Policies (including any submissions prior to the Closing) that exhausted the applicable policy/program aggregate limit and (D) Buyer agrees to reimburse Sellers promptly upon request for all out-of-pocket costs or expenses incurred by Sellers or any Affiliate of Sellers in connection with making or pursuing any claim pursuant to this clause (c), including the costs of filing a claim and any deductibles, premium increases, Taxes or other amounts that are or become payable by Sellers or any Affiliate of Sellers as a result of claims made pursuant to this clause (c) (such costs and expenses referred to in this clause (c), “Recovery Costs”).  The parties agree that any recoveries under the Retained Policies pursuant to this Section 7.06 shall inure first to Sellers to reimburse any and all Recovery Costs.

(d)               The parties acknowledge that the Purchased Subsidiaries and the Business may be entitled to the benefit of coverage under the claims-made insurance policies of the Retained Group (the “Retained Claims-Made Policies”) with respect to claims first made against the Purchased Subsidiaries or the Business during the six (6)-year period following the Closing Date arising from acts, facts, circumstances or omissions occurring prior to the Closing.  Sellers agree to cooperate with Buyer to maintain any such Retained Claims-Made Policies and to obtain prior acts coverage, in each case so as to provide the Purchased Subsidiaries and the Business with continued coverage for such claims, in each case for so long as and to the extent designated by Buyer at Buyer’s sole cost and expense (to be calculated by comparing the quote for renewing any such Retained Claims-Made Policies designated by Buyer with and without prior acts coverage at any renewal period).  Sellers shall continue to provide Cyber Tech/Errors & Omissions coverage over the Purchased Subsidiaries and the Business during the period of any IT network transition from Sellers’ systems until such transition is complete including, if applicable, by designating Buyer a named insured or otherwise ensuring it is the beneficiary of such coverage.

(e)               The Parties acknowledge that the transactions contemplated hereby constitute a stock carve-out, and the Purchased Subsidiaries and the Business, or Buyer, shall not be required to purchase extended reporting period (“tail”) coverage under any claims-made insurance policy solely as a result of the Closing; provided, however, that Seller shall not knowingly and intentionally take any action that would impair Buyer’s or the Purchased Subsidiaries’ rights to coverage for pre-Closing matters.  Upon any potential trigger of the Change of Control provision applicable to any Seller’s D&O policy that may be triggered following the Closing unrelated to the transactions contemplated by this Agreement, Sellers shall maintain, or cause to be maintained, D&O liability insurance covering acts or omissions occurring prior to the Closing Date for a period of not less than six (6) years following the Closing, on terms no less favorable than those in effect as of the Closing Date, with respect to any individual who served as a director or officer of any Purchased Subsidiary prior to the Closing. In addition, Sellers shall provide the Purchased Subsidiaries, the Business, and Buyer with continued coverage to Sellers’ D&O, Employment Practices Liability and Fiduciary Liability insurance policies to the extent designated by Buyer at Buyer’s sole cost and expense for a period of not less than six (6) years following the Closing Date for claims relating to acts or omissions occurring prior to the Closing.

(f)                Sellers shall, and shall cause their Affiliates to, reasonably cooperate with Buyer and the Purchased Subsidiaries in connection with the pursuit, defense, settlement, and collection of any insurance claims relating to pre-Closing periods, including by: (i) making available relevant policies and claims information; and (ii) executing customary consents and authorizations; it being understood that in no circumstance shall this Section 7.06(f) entitle Buyer to control the defense and settlement of such claims.

(g)               The portion of any insurance proceeds for claims arising from or relating to the Purchased Subsidiaries and the Business for pre-Closing period shall be for the benefit of Buyer or the Purchased Subsidiaries to the extent realized after the Closing Date and on prior to the date that is the six-year anniversary of the date hereof, in each case net of any deductibles, self-insured retentions, and reasonable out-of-pocket costs, fees and expenses incurred by Sellers in obtaining such proceeds, including the aggregate out-of-pocket cost of pursuing recovery, or other charge-backs and any Taxes.  Sellers shall promptly remit (or cause to be remitted) such proceeds realized after the Closing Date and on prior to the date that is the six-year anniversary of the date hereof to Buyer or the Purchased Subsidiaries upon receipt.

Section 7.07.         Restrictive Covenants.

(a)               From the date hereof until the date that is four (4) years following the Closing Date, Sellers shall not, and shall cause their Subsidiaries and Affiliates (whether in existence now or in the future) (other than any stockholder of the public parent company of the Sellers not to, directly or indirectly solicit (or cause to be directly or indirectly solicited)) for employment (whether as an employee, consultant or otherwise), offer to hire or engage, hire, employ or enter into any employment or consulting agreement with any Business Colleague.  The foregoing restriction shall not (i) restrict any Seller or its Subsidiaries from engaging in generalized searches for employees through media advertisements of general circulation, employment search firms, open job fairs or other similar means which are not specifically targeted at such Business Colleagues or (ii) apply to any Business Colleague whose employment is terminated by Buyer or any of its Affiliates (including any Purchased Subsidiary) or who voluntarily resigns at least six (6) months prior to commencement of employment discussions with such Seller or its Affiliates.

(b)               From the date hereof until the date that is four (4) years following the Closing Date, Buyer shall not, and shall cause its Affiliates (including, after the Closing, the Purchased Subsidiaries) not to, directly or indirectly solicit (or cause to be directly or indirectly solicited) for employment (whether as an employee, consultant or otherwise), offer to hire or engage, hire, employ or enter into any employment or consulting agreement with an employee of the Retained Group with whom Buyer or any of its Representatives has had contact in connection with the transactions contemplated hereby (other than, for the avoidance of doubt, any Business Colleague) (any such employee, a “Covered Retained Employee”).  The foregoing restriction (i) shall not (A) restrict Buyer or its Affiliates from engaging in generalized searches for employees through media advertisements of general circulation, employment search firms, open job fairs or other similar means which are not specifically targeted at such Covered Retained Employees or (B) apply to any Covered Retained Employee whose employment is terminated by Ultimate Parent, Sellers or any of their respective Affiliates or who voluntarily resigns at least six (6) months prior to commencement of employment discussions with Buyer or any of its Affiliates and (ii) in the case of employees of Sellers or their Subsidiaries who provide services to Buyer pursuant to the Transition Services Agreement, shall apply until the second anniversary of the last date on which the services of such employees are provided by any Seller or its Affiliates pursuant to the Transition Services Agreement.

(c)               From the Closing Date until the fourth anniversary thereof, Sellers shall not, and shall cause their respective Affiliates not to, engage, directly or indirectly, in the business of providing to customers any substantially similar products or services sold or provided by the Business immediately prior to the Closing (a “Competing Business”); provided that nothing herein shall prohibit (i) the acquisition by Sellers or any of their Affiliates of passive ownership of a diversified business having not more than 4.99% of its revenue (based on its latest annual financial statements) attributable to any Competing Business, (ii) the acquisition, holding of passive investments or direct or indirect passive ownership by any Seller or any of its Affiliates of any voting stock, capital stock or other equity interest of any Person engaged in a Competing Business, so long as such ownership interest represents not more than 4.99% of the aggregate voting power or outstanding capital stock or other equity interests of such Person (it being agreed that, in the case of clauses (i) and (ii), such investment shall not qualify as passive in the event that Sellers or any of their Subsidiaries has representation on the board of directors or similar governing body of such Person), or (iii) Sellers or any of their Affiliates from carrying on, or holding an interest in, their present business or businesses (other than the

Business as carried on at the date of this Agreement), including the Retained Business, or any natural development or extension thereof (provided such development or extension shall not involve any Competing Business during the period from the Closing Date until the fourth anniversary thereof).

(d)               From the date hereof until the date that is two (2) years following the Closing Date, Sellers and Buyer shall not, and shall direct their respective Subsidiaries not to, in any public communication or any communication with any Person having a business relationship with the other party or any of its respective Affiliates, make any statement which disparages or is derogatory of such other party or any of its respective Affiliates, including (x) in the case of communications by Sellers and their Affiliates, the Business and (y) in the case of communications by Buyer and its Affiliates, the Retained Business.  For purposes of this Agreement, the term “disparage” includes any comment or statement (either written or oral) which would adversely affect in any manner (i) the conduct of a party’s business or (ii) the reputation or relationships of a party and/or any of its respective Affiliates or Representatives.

(e)               Sellers and Buyer acknowledge that: (i) the obligations under this  Section 7.07 are reasonable in the context of the nature of the Business and the Retained Business and the competitive injuries likely to be sustained by the Business and Buyer and the Retained Business and Sellers, as the case may be, if any Seller or Buyer or any of their respective Affiliates were to violate such obligations; (ii) the covenants in this  Section 7.07 are adequately supported by consideration from each party for the benefit of the other party and were a material inducement to such party to enter into this Agreement; and (iii) the foregoing makes it necessary for the protection of the Business and Buyer and the Retained Business and Sellers, as the case may be, that Sellers and Buyer uphold their respective obligations under this Section 7.07 for the reasonable time period contained herein and therein.  If any provision in this Section 7.07 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 7.07, but this Section 7.07 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.  It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by Applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under Applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 7.07 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such Applicable Law.

Section 7.08.         Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a)               Buyer waives and agrees not to assert, and agrees to cause its Affiliates (including, after the Closing, the Purchased Subsidiaries) to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the

“Post-Closing Representation”), of any Seller or any of their Affiliates or any equityholder, officer, employee or director of any Seller or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving or relating to this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby, by any legal counsel currently representing Sellers or any of their Affiliates, including any Purchased Subsidiary, in connection with this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby (the “Current Representation”).

(b)               Buyer waives and agrees not to assert, and agrees to cause its Affiliates (including, after the Closing, the Purchased Subsidiaries) to waive and to not assert, any attorney-client privilege with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Buyer or any of its Affiliates (and after the Closing, any Purchased Subsidiary), it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by Sellers; provided that the foregoing waiver and acknowledgement of representation shall not extend to any communication not involving this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby or to communications with any Person other than the Designated Persons and their advisers.

(c)               Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Purchased Subsidiaries) agrees that no communications (including e-mail or other written communications) subject to attorney-client privilege in connection with the Current Representation shall be subject to disclosure, directly or indirectly, to Buyer or any Person acting on behalf of Buyer, and the Purchased Subsidiaries shall, without the necessity of further documentation of transfer, be deemed to have irrevocably assigned and transferred to Sellers the attorney-client privilege and expectation of client confidence with respect to all such communications, and all books and records and other documents of the Purchased Subsidiaries containing any such advice, communication or other materials, and the same shall be controlled by Sellers and shall not be claimed by, and no copies shall be retained by, Buyer or any Purchased Subsidiary.

(d)               Nothing in this Section is intended to or shall be deemed to operate as a waiver of any applicable privilege or protection that could be asserted to prevent disclosure of any confidential communication by any legal counsel currently representing any Seller or any of its Affiliates, including any Purchased Subsidiary.

(e)               Sellers and Buyer agree to take, and to cause their respective Affiliates to take, all steps reasonably necessary to implement the intent of this Section 7.08.

Section 7.09.         Access to Information; Cooperation.

(a)               From the date hereof until the Closing Date (or, if earlier, the termination of this Agreement), and subject to Applicable Law and the Confidentiality Agreement, Sellers will (i) give Buyer, its counsel and other authorized Representatives reasonable access to the properties, and personnel books and records of the Business in Sellers’ possession, (ii) furnish to Buyer, its counsel and other authorized Representatives such financial and operating data and other information relating to the Business as such Persons may reasonably request and (iii) instruct the employees, independent accountants, counsel and financial advisors of Sellers to reasonably cooperate with Buyer in its investigation of the Business.  Notwithstanding the foregoing, Buyer and its agents shall not have access (A) to any properties of the Business, including the Purchased Subsidiaries, the Purchased Assets and Leased Real Property, for purposes of conducting any sampling or other invasive investigation, including of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media, (B) to any information to the extent relating to any Retained Business or (C) any Seller Tax Records, provided that Sellers shall extract from Seller Tax Records and provide to Buyer information solely related to the Purchased Subsidiaries, the Purchased Assets, the Assumed Liabilities or the Business as reasonably requested by Buyer.

(b)               From and after the Closing Date, and subject to Applicable Law, upon request of the other party, Sellers and Buyer will give the other party and its authorized Representatives reasonable access to their respective properties, books, records, employees and auditors to the extent necessary to permit such other party to comply with its financial reporting, accounting or auditing obligations or other legal requirements with respect to any period ending on or before the Closing Date with respect to the Business or the Purchased Subsidiaries.

(c)               Any access granted to either Sellers or Buyer or their respective Representatives pursuant to this Section 7.09 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the party granting such access.  The party to whom such access or other cooperation is granted pursuant to this Section 7.09 shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred by the other party or its Representatives in connection therewith.

(d)               Notwithstanding anything to the contrary contained herein, nothing in this Section 7.09 shall require (i) Sellers or Buyer, as applicable, to provide the other party or its Representatives with access to (x) personnel records of employees relating to individual performance or evaluation records, medical histories or other information the disclosure of which, in the disclosing party’s reasonable good faith opinion, would violate Applicable Law or could subject such party or its Affiliates to risk of material liability or (y) information the disclosure of which, in the disclosing party’s good faith opinion would conflict with confidentiality obligations to which such party or any of its Affiliates is bound or would reasonably be expected to result in the forfeiture or waiver of any attorney-client or similar privilege; provided that, in the case of this clause (y), the disclosing party shall use reasonable best efforts to provide the other party, to the extent possible, with access to the relevant information in a manner that would not reasonably be expected to result in the forfeiture or waiver of any such attorney-client or similar privilege, (ii) either party’s independent accountants to make available to the other party or its Representatives any work papers unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such independent accountants or (iii) Sellers or Buyer, as applicable, to provide the other party or its Representatives access or information in connection with any Action in which any Seller or any Retained Subsidiary is an adverse party to Buyer.

(e)               From the date hereof until the Closing, the Parties and their Affiliates shall use commercially reasonable efforts to cooperate with and provide information to each other in connection with: (i) separation matters, (ii) operational readiness, and (iii) the implementation of transition activities, in each case, as set forth in this Section 7.09 or as otherwise mutually agreed.

(f)                From the date hereof until the Closing, Sellers shall, and shall cause their respective Affiliates to, reasonably cooperate in good faith with Buyer and its Representatives in connection with Buyer and its Representatives’ planning for the migration and/or separation of (i) payroll, employee benefits, and Human Resource Information Systems (HRIS) data, (ii) enterprise resource planning, finance and other core operational systems, and (iii) Microsoft productivity, collaboration, identity and email environments (including any applicable Microsoft 365 / Office 365 tenants and active directory domains) used primarily in the Business (collectively, the “Core Systems”).  Such cooperation shall consist of (A) making available, at reasonable times and in a manner that shall not disrupt the ordinary continuity of the Retained Business, appropriate HR, benefits, finance and IT personnel with knowledge of the Core Systems, (B) to the extent permitted by Applicable Law, providing Buyer with reasonable access to aggregated and anonymized data and technical documentation related to the Business from the Core Systems, in each case that is reasonably requested by Buyer in writing, for purposes of configuration, testing, validation and cutover planning for replacement payroll and benefits, ERP and Microsoft environments, and (C) working in good faith with Buyer to coordinate pre-Closing migration activities necessary to support immediate post-Closing continuity; provided, that notwithstanding anything set forth in this Section 7.09 to the contrary, in no event shall Sellers or any of their respective Affiliates be required to provide any data or extracts of data systems, files, books or records, in any medium, except in the format in which such information is naturally extracted from its systems, files, books or records.

(g)               From the date hereof until the Closing, Sellers shall provide to Buyer, no later than the fifteenth (15th) Business Day of each calendar month, a copy of the monthly management reporting package for the Business covering the immediately preceding calendar month, in the form and on substantially the same basis as such reports are prepared by the Business in the ordinary course, with appropriate anonymization, redactions or other modifications to remove any confidential or sensitive information to the extent relating to any Retained Business or if necessary to comply with Applicable Law.

(h)               Prior to the Closing Date, Buyer shall deliver to Sellers a technical migration plan providing for the continuation of the Business upon the termination of the services provided pursuant to the Transition Services Agreement that is mutually agreed by Buyer and Seller Parent (the “Migration Plan”) (it being understood and agreed that the Migration Plan shall set forth in reasonable detail the specific action items, timeline and resources required to enable such continuation and shall be reviewed and discussed by Buyer and Seller Parent in good faith and acting reasonably).  The parties acknowledge and agree that (x) this Section 7.09(d) shall be disregarded for purposes of the condition set forth in Section 10.02(b) and Section 10.03(b) and (y) any failure to either comply with this Section 7.09(h) or agree to a Migration Plan shall not affect the parties’ representations, warranties, agreements or covenants set forth herein or in the other Transaction Documents.

Section 7.10.         Wrong Pockets.

(a)               In the event that at any time, or from time to time after the Closing Date, any party discovers that any Seller or any of its Affiliates shall receive or otherwise possess any asset, right, property or Liability that constitutes a Purchased Asset or Assumed Liability, Sellers shall promptly transfer, or cause to be transferred, such asset, right, property or Liability to Buyer without additional consideration (and Buyer shall accept transfer of such Purchased Asset or assume and discharge such Assumed Liability).  In the event that at any time, or from time to time after the Closing Date, any party discovers that Buyer or any of its Affiliates (including the Purchased Subsidiaries) shall receive or otherwise possess any asset, right, property or Liability that constitutes an Excluded Asset or Excluded Liability, Buyer shall promptly transfer, or cause to be transferred, such asset, right, property or Liability to Seller Parent (or its designated Subsidiary) without additional consideration (and Seller Parent shall, or shall cause such designated Subsidiary to, accept transfer of such Excluded Asset or assume and discharge such Excluded Liability).  Prior to any such transfer, the applicable party shall, or shall cause its applicable Affiliate to, preserve the value of and hold in trust for the use and benefit of the other party such Purchased Asset or Assumed Liability or Excluded Asset or Excluded Liability and provide to the other party all of the benefits and burdens arising therefrom.  Where a consent is required to implement any such transfer, the parties shall use their respective reasonable best efforts to obtain such required consents, it being understood that, other than general internal costs, overhead and use of internal personnel and assets or infrastructure, none of Sellers, Buyer or any of their respective Affiliates shall be required to expend money or incur any Liability (other than de minimis costs and expenses), commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain such required consents; provided, that the costs incurred by the parties transferring any Purchased Asset or Assumed Liability or Excluded Asset or Excluded Liability shall be allocated to the parties in the manner contemplated by this Agreement had such Purchased Asset or Assumed Liability or Excluded Asset or Excluded Liability been transferred on the Closing Date (it being acknowledged and agreed that in no event shall the foregoing give rise to any adjustment to the Purchase Price).

(b)               In furtherance of the foregoing, Buyer undertakes and agrees to, and to cause its Subsidiaries (including the Purchased Subsidiaries) to, forward or remit to Sellers any payments received by Buyer or any of its Affiliates on account of any Excluded Asset, and Sellers undertake and agree to, and to cause their Subsidiaries to, forward and remit to Buyer any payment on account of any Purchased Asset, including any accounts or notes receivable.  Prior to any such transfer, the Person receiving or possessing such asset, right or property shall hold such asset in trust for the benefit of such other Person and shall promptly pass through and remit to such other Person all economic and other benefits received in respect thereof.

Section 7.11.         Business Marks.  Notwithstanding anything to the contrary herein, and for the avoidance of doubt, nothing in this Agreement shall be construed as restricting, prohibiting or limiting, after the Closing Date, Sellers or any of their Affiliates from (a) using the Business Marks to reference or describe the historical relationship between Sellers or any of their Affiliates, on the one hand, and the Purchased Subsidiaries and the Business, on the other hand, (b) retaining or using copies of any books, records and other materials that, as of the Closing Date, contain or display the Business Marks and such copies are used solely for internal or archival purposes (and not public display), (c) using the Business Marks to comply with Applicable Laws or for litigation, regulatory or corporate filings and documents subject to the terms and conditions hereof or (d) using the Business Marks in a manner that would constitute “fair use” under Applicable Law.

Section 7.12.         UK Restructured Operations.  From the Closing Date until the date that is twenty (20) days following the Closing Date, Buyer shall not, and shall cause Jersey Holdco, Sigmatic Limited and their respective Subsidiaries, not to (a) sell, transfer, lease, license or otherwise dispose of any material portion of the assets of such entities or any interests therein or (b) terminate (other than for cause) or transfer any of the Business Colleagues or other contractors or consultants who devote their full-time efforts to providing services to such entities, including, in each case, whether to a third party or to Buyer or any Affiliate of Buyer.

Section 7.13.         Deferred Consideration.  Buyer shall pay, or cause to be paid, to Seller Parent the Deferred Consideration Amount in immediately available funds by wire transfer to an account or accounts designated by Seller Parent, on the latest to occur of (a) the twentieth (20th) Business Day following the date of expiration of the last service required to be provided under the Transition Services Agreement, (b) the twentieth (20th) Business Day following the date upon which the final payment is made in respect of services under the Transition Services Agreement and (c) January 31, 2028; provided that the Deferred Consideration Amount will be paid no later than January 31, 2028 in any event.

Section 7.14.         India Lease.

(a)               From the date hereof until the Closing, Sellers shall use their reasonable best efforts, and Buyer shall reasonably cooperate, to negotiate and enter into (or cause to be entered into) a new standalone lease agreement (the “Noida Lease”) by and between Oxygen Business Park Private Limited (or its successor), as landlord, and a Purchased Subsidiary or an Affiliate of Buyer designated by Buyer, as tenant, for the lease of real property located at Embassy Oxygen Business Park, Plot No. 07 (Quadrant 7B of the 7th Floor (measuring approximately 14,750 square feet)), Sector – 144, Tower 1, Noida, India (the “Noida Property”), on terms and conditions reasonably acceptable to Buyer.

(b)               In connection with the negotiation of the Noida Lease, Sellers shall (i) keep Buyer reasonably informed of the status of discussions with the landlord and any material developments with respect thereto, (ii) provide Buyer with a reasonable opportunity to review and comment on all material terms of the Noida Lease, including, but not limited to, term, renewal options, rent, fit-out obligations and any other material terms, prior to execution thereof, and (iii) consider in good faith and incorporate Buyer’s reasonable comments with respect to such terms.  Sellers shall not execute or commit to any binding term sheet, letter of intent or definitive agreement with respect to the Noida Lease without Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

(c)               In the event the Noida Lease has not been duly executed and become effective on or prior to the Closing Date, then, from and after the Closing until the earlier of (x) the date on which the Noida Lease is executed and becomes effective and (y) the date that is twelve (12) months after the Closing Date, Sellers shall, subject to landlord consent, make available to Buyer and its Affiliates (including the Purchased Subsidiaries) the right to occupy and use a portion of the Noida Property on a shared-occupancy basis (a “Quartering-Off Arrangement”), on commercially reasonable terms to be agreed between Buyer and Sellers acting in good faith, and which shall not unreasonably interfere with the operations of Sellers or their Affiliates at the Noida Property, sufficient to permit the Business to continue to operate at the Noida Property in substantially the same manner as conducted immediately prior to the Closing.  The costs and expenses of any Quartering-Off Arrangement (including any proportionate share of rent, operating expenses and common area maintenance charges) shall be borne by Buyer.  During the term of any Quartering-Off Arrangement, Sellers shall continue to use their reasonable best efforts to finalize and execute the Noida Lease in accordance with this Section 7.14, and Buyer shall reasonably cooperate with Sellers in connection therewith.

(d)               For the avoidance of doubt, the execution and delivery of the Noida Lease shall not constitute a condition to the obligations of any party to consummate the Closing, and no party shall have the right to terminate this Agreement or refuse to consummate the Closing solely by reason of the Noida Lease not having been executed and delivered on or prior to the Closing Date.

Section 7.15.         Spanish Leases.

(a)               From the date hereof until the Closing, Sellers shall use their reasonable best efforts, and Buyer shall reasonably cooperate, to negotiate and enter into (or cause to be entered into) renewals of the lease agreements (the “Spanish Leases”) by and between (i) Antan, S.A., as landlord and Clarivate Analytics (Espana), S.A.U., as tenant, in respect of the real property located on the third floor of the building located at Provenza 398, Barcelona, Spain and (ii) L.H Editors, S.L., and Clarivate Analytics (Espana), S.A.U., as tenant, in respect of parking spaces numbered 5, 6, 7, 21 and 22 situated in the basement on the first floor of the building located at Calle Nápoles 249, Barcelona, Spain (the “Spanish Property”).

(b)               The parties acknowledge that, for the period commencing on the Closing Date and ending on a date not later than six (6) months thereafter (or such later date as may be provided in the Transition Services Agreement), Buyer shall, or shall cause Clarivate Analytics (Espana), S.A.U. to make available to the Sellers the right to occupy and use a portion of the Spanish Property on a shared-occupancy basis in accordance with the terms of the Transition Services Agreement.

(c)               For the avoidance of doubt, the execution of the Spanish Leases shall not constitute conditions to the obligations of any party to consummate the Closing, and no party shall have the right to refuse to consummate the Closing solely by reason of the Spanish Leases not having been executed or such consent not having been obtained on or prior to the Closing Date.

Section 7.16.         Transition Steering Committee.  Promptly following the execution of this Agreement, Buyer and Sellers shall establish a steering committee (the “Transition Steering Committee”) of an equal number of sufficiently senior representatives designated by each party, which shall convene at least weekly (virtually) and more frequently as the parties may agree.  The Transition Steering Committee shall (a) oversee separation and integration activities, (b) support development and refinement of a migration plan, (c) monitor operational readiness for the Closing and Day 1 continuity, (d) serve as the cross-functional forum for raising and resolving material transition issues.

Section 7.17.         French Put Option Covenants.

(a)               Subject in all respects to Section 2.14, Seller Parent shall, and shall cause each Seller and each of their applicable Affiliates to, perform and comply in all material respects with the covenants set forth in clause 2 of the French Put Option Agreement ( the “French Put Option Covenants”). The French Put Option Covenants are hereby incorporated by reference into this Agreement and shall constitute covenants of Sellers under this Agreement for purposes of this Agreement, including Section 10.02(b) and Section 11.01(a)(iv).

(b)               Without limiting the French Put Option Covenants, each of Seller Parent and Buyer shall, and shall cause its applicable Affiliates to, use reasonable best efforts to coordinate the timing of the steps required under the French Put Option Agreement so that if, and only if, the French Put Option is validly exercised in accordance with the French Put Option Agreement following completion of the applicable French employee information and consultation process, the closing contemplated by the French Put Option Agreement may occur concurrently with the Closing.

(c)               Notwithstanding anything to the contrary in this Agreement or the French Put Option Agreement, nothing in this Section 7.17 shall, or shall be deemed to, require Seller Parent, any Seller or any of their respective Affiliates to exercise the French Put Option, or constitute a decision to sell or transfer the French Assets prior to completion of the applicable French employee information and consultation process.

Section 7.18.        Excess Foreign Cash.

(a)               Prior to the Closing Date, Sellers shall use commercially reasonable efforts to cause the Purchased Subsidiaries domiciled in jurisdictions outside of the United States to make such dividends, distributions or other payments to Sellers or any of their Affiliates as are necessary or appropriate to result in the aggregate amount of Cash (determined without regard to clause (ii) of the proviso in the definition thereof, and, as so determined “Adjusted Cash”) held by such Purchased Subsidiaries that is included in the definition of Closing Cash to be equal to or less than the Foreign Cash Cap; provided, that in connection therewith and in lieu of causing Clarivate Analytics (Espana), S.A.U. to dividend, distribute or otherwise pay cash to Camelot Spain, S.L.U., Sellers shall be permitted to cause Clarivate Analytics (Espana), S.A.U. to loan any cash of Clarivate Analytics (Espana), S.A.U. to Camelot Spain, S.L.U. on such terms as Sellers shall reasonably determine with the consent of Buyer (not to be unreasonably withheld, conditioned or delayed) (any such loan, an “Intra-Spain Loan”).

(b)               In the event that Sellers notify Buyer in writing, at least ten (10) days prior to the Closing Date, that Sellers reasonably expect that they will be unable to repatriate, before the Closing Date, cash of the Purchased Subsidiaries designated on Section 7.18(b) of the Disclosure Schedule (each, a “Designated Non-US Purchased Subsidiary”) that, if held by such Designated Non-US Purchased Subsidiary on the Closing Date, would result in the Non-US Purchased Subsidiaries holding, in the aggregate, an amount of Adjusted Cash, on the Closing Date, that would exceed the Foreign Cash Cap, then, notwithstanding anything to the contrary in this Agreement, Sellers shall be permitted to cause one or more of the Designated Non-US Purchased Subsidiaries to make one or more intercompany loans to Jersey Holdco (each, a “Specified Intra-Janus Loan”), in an amount with respect to each Designated Non-U.S. Purchased Subsidiary not in excess of the amount shown opposite such Designated Non-U.S. Purchased Subsidiary’s name on Section 7.18(b) of the Disclosure Schedule, on such terms as Sellers shall reasonably determine with the consent of Buyer (not to be unreasonably withheld, conditioned or delayed), for the purpose of allowing Jersey Holdco to distribute, dividend or make other payments out of the loan proceeds from such Specified Intra-Janus Loans to Seller or any of its Affiliates.

(c)               After Closing, Buyer shall use commercially reasonable efforts to effect (i) the repayment or other elimination of the Specified Intra-Janus Loans and the Intra-Spain Loan, and (ii) the distribution, dividend or other payment of the proceeds (or equivalent) thereof up the corporate entity chain to the Affiliate of Buyer that is the holding company, directly or indirectly, for the relevant borrower and Jersey Holdco (collectively, the “Specified Unwind Transactions”) as promptly as practicable after Closing.  Any notice delivered by Sellers in accordance with Section 7.18(b) shall include a proposed plan for the Specified Unwind Transactions in accordance with the preceding sentence of this Section 7.18(c), which shall, for the avoidance of doubt, not provide for any circular flow of cash between the Affiliate of Buyer that is the holding company, directly or indirectly, for the relevant borrower and Jersey Holdco, Jersey Holdco and the Designated Non-US Purchased Subsidiary, for Buyer’s review and comment. Buyer shall provide Sellers such information as Sellers may reasonably request with respect to Buyer and its Subsidiaries in connection with such proposed plan. Buyer and Sellers shall reasonably cooperate to determine the form, timing (which shall include Buyer and Sellers considering in good faith any holding period requirements specified in Applicable Law, including any applicable tax treaty, as a condition to obtaining an exemption from or reduction in any Tax (including withholding Tax) that may apply to the Specified Unwind Transactions) and manner in which the Specified Unwind Transactions shall be effected and Buyer shall not implement any Specified Unwind Transaction without the prior written consent of Sellers (not to be unreasonably withheld, conditioned or delayed); provided that Buyer shall not be required to implement the Specified Unwind Transactions in a manner that minimizes the amount of the Excess Foreign Cash Costs (and Sellers shall not withhold consent on such basis) if such manner would delay the Specified Unwind Transactions from occurring as promptly as practicable after Closing.

Article 8
Tax Matters

Section 8.01.         Preparation of Tax Returns; Allocation of Taxes.

(a)               Sellers shall (i) subject to Section 8.03(b), file or cause to be filed, when due (taking into account any extension of a required filing date), all Tax Returns with respect to the Purchased Subsidiaries that are required to be filed on or prior to the Closing Date and timely pay all Taxes shown as due on such Tax Returns and (ii) file or cause to be filed, when due (taking into account any extension of a required filing date), all Tax Returns that relate to Combined Taxes and timely pay all Taxes shown as due on such Tax Returns to the extent not paid at or before the Closing or taken into account as a liability in computing the Final Purchase Price.

(b)               Subject to Section 8.03(b), Buyer shall prepare and file, or cause to be prepared and filed, when due (taking into account any extensions of a required filing date), all Tax Returns with respect to the Purchased Subsidiaries which are required to be filed by any of the Purchased Subsidiaries after the Closing Date (other than Tax Returns that relate to Combined Taxes).  For any Tax Returns of the Purchased Subsidiaries that relate to a Pre-Closing Tax Period or a Straddle Tax Period (other than Tax Returns that relate to Combined Taxes) (each, a “Pre-Closing Tax Return”), such Tax Returns shall be prepared in a manner consistent with past practice unless otherwise required by Applicable Law.  With respect to any Pre-Closing Tax Return (i) that will be filed before the determination of the Final Purchase Price pursuant to Section 2.11 or (ii) in respect of which Buyer may make a claim for indemnification under Section 8.06, Buyer shall provide to Sellers for their review and comment such Pre-Closing Tax Return (together with schedules, statements and, to the extent reasonably requested by Buyer, supporting documentation) at least thirty (30) days, if such Pre-Closing Tax Return relates to Income Taxes, and, in the case of any other Pre-Closing Tax Return, at least seven (7) days, in each case prior to the due date (including any applicable extension) of such Pre-Closing Tax Return.  Buyer shall consider in good faith all reasonable comments received from Sellers not less than three (3) Business Days prior to the due date (including extensions) for filing such Pre-Closing Tax Return and shall incorporate such comments that apply to

Taxes in respect of which Buyer may make a claim for indemnification under Section 8.06 to the extent such comments are consistent with this Agreement and Applicable Law.

(c)               In the case of any Taxes (other than (x) Transfer Taxes payable in connection with the transactions contemplated by this Agreement and (y) any Taxes falling within clause (b) of the definition of Indemnified Tax) that are payable in respect of a Straddle Tax Period, the portion of such Tax related to a Pre-Closing Tax Period shall (i) in the case of any real property or other ad valorem Taxes, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period and (ii) in the case of any Taxes other than those described in this clause (c), be deemed to be equal to the portion of such Tax that would have been payable if the relevant Tax period ended on and included the Closing Date, using a “closing of the books” method, provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period.  For all purposes of this Agreement, (x) Transaction Tax Deductions shall be allocated to and taken into account in the Pre-Closing Tax Period that ends on the Closing Date to the extent supportable at a “more likely than not” or higher threshold or confidence and (y) Sellers shall have the right, in their sole discretion, to make an election, pursuant to Revenue Procedure 2011-29, to deduct 70% of any Transaction Tax Deductions that are success-based fees (as described in Revenue Procedure 2011-29).

(d)               Notwithstanding anything to the contrary herein, all Transfer Taxes shall be borne fifty percent (50%) by Buyer on the one hand, and fifty percent (50%) by Sellers on the other hand; provided, however, that all Restructuring Transfer Taxes (other than any Recovered Restructuring Transfer Taxes) arising or incurred with respect to the Pre-Signing UK Restructuring or the Pre-Closing Restructuring shall be borne by Sellers.  The Party required by Law to file a Tax Return with respect to such Transfer Taxes shall timely prepare, with the other Party’s reasonable cooperation, and file such Tax Return.  Such filing Party shall pay to the relevant Taxing Authority any Transfer Taxes shown as due on such Tax Returns, and the other Party shall promptly reimburse such filing Party for its respective amount.  If required by Applicable Law, Sellers and Buyer shall, and shall cause their respective Affiliates to, cooperate in preparing and filing and join in the execution of any such Tax Returns.  Buyer and Sellers each agree to use commercially reasonable efforts to cooperate to establish any available exemption from (or otherwise reduce) any such Transfer Taxes.

(e)               The Sellers represent and warrant to the Buyer that each of Jersey Holdco and Sigmatic Limited is a “qualifying company” on Closing within the meaning of paragraph 19(2) of Schedule 7AC to the TCGA using solely (x) the assets, contracts, resources and functions possessed by such entities on Closing as procured by Sellers pursuant to the Pre-Signing UK Restructuring and  the Pre-Closing Restructuring and (y)

the services provided by the Seller Parent (and its Affiliates) to such entities under any Transition Services Agreements and Transaction Documents.

(f)                Buyer covenants that it shall, and shall cause its respective Affiliates (including the Purchased Subsidiaries) to use reasonable best efforts to ensure that (i) each of Jersey Holdco and Sigmatic Limited shall continue to be a “qualifying company” within the meaning of paragraph 19(2) of Schedule 7AC to the TCGA, insofar as is possible solely based on (x) the assets, contracts, resources and functions possessed by such entities on Closing as procured by Sellers pursuant to the Pre-Signing UK Restructuring and the Pre-Closing Restructuring and (y) the services provided by the Seller Parent (and its Affiliates) to such entities under any Transition Services Agreement and any other Transaction Document, provided that (A) the Sellers have not breached any representation given under Section 8.01(e) and (B) any such failure of such entities to trade and operate is not caused by the failure of the Seller Parent (or its Affiliates) to provide any services to such entities under any Transition Services Agreement or any other breach by the Seller Parent (or its Affiliates) of the Transaction Documents, and (ii) each of Jersey Holdco, Sigmatic Limited and any of their respective Subsidiaries maintain appropriate books and records reflecting such trade and operations (including reflecting services that may be made available to, or performed on behalf of or for the benefit of, those entities pursuant to the Transaction Documents), in each case of (i) and (ii) for a period of at least twenty (20) days, such period beginning immediately from the Closing.

(g)               Buyer covenants to Sellers that it (i) is not acquiring the equity interests of Jersey Holdco, Sigmatic Limited and/or any of their Subsidiaries as part of an arrangement pursuant to which Buyer is to dispose of such equity interests in them to any other Person and (ii) shall not enter into any such arrangement in the period beginning on the date of this Agreement and ending twenty (20) days from the Closing.

(h)               The Seller and the Buyer shall cooperate in good faith to ensure that the transactions contemplated by this Agreement and the Transaction Documents are structured and implemented in a manner that enables the disposal of the shares in each of Jersey Holdco and Sigmatic Limited to qualify for the substantial shareholding exemption under Schedule 7AC to the TCGA.

(i)                 For the avoidance of doubt, any Tax Liability arising to Buyer, its respective Affiliates or the Purchased Subsidiaries as a result of a breach of the covenants in Section 8.01(f) and/or (g) by Buyer shall not constitute a Pre-Closing Income Tax Amount or an Indemnified Tax for the purposes of the Transaction Documents and, notwithstanding anything to the contrary herein, neither Buyer, its respective Affiliates nor the Purchased Subsidiaries shall have any recourse against the Sellers or their respective Affiliates for any such Tax Liability.

(j)                 Where Jersey Holdco, Sigmatic Limited and any Subsidiaries of these entities are liable to UK corporation tax under section 780 CTA 2009 in connection with the Pre-Signing Restructuring, Buyer and its Affiliates and Seller Parent and its Affiliates shall cooperate to execute and deliver, promptly following a written request from Seller

Parent, a valid election for the purposes of section 792 of CTA 2009 allocating the relevant tax liability to a member of the Seller Group (the “Reallocation Election”).  If and to the extent that such written request is received, in addition to the foregoing Buyer and its Affiliates and Seller Parent and its Affiliates shall:

(i)                      (A) cooperate to promptly provide to any applicable Taxing Authority all additional information and other documentation that such Taxing Authority may request with respect to the Reallocation Election and (B) take any further action, including the filing of a new Reallocation Election, that may be required by Applicable Law or by any applicable Taxing Authority to ensure that any chargeable realization gain arising pursuant to Part 8 of CTA 2009 with respect to the intangible properties and assets of the Business is deemed to accrue to Seller Parent (or such Affiliate of Seller Parent that Seller Parent so directs) (excluding, for the avoidance of doubt, any of the Purchased Subsidiaries); and

(ii)                   not revoke, withdraw, amend or otherwise modify the Reallocation Election, other than as may be strictly required by Applicable Law or this Section 8.01(j).

(iii)                 In furtherance of the foregoing clauses (i) and (ii) of this Section 8.01(j), Buyer and its Affiliates (including, following the Closing, Jersey Holdco, Sigmatic Limited and any Subsidiaries of these entities) shall promptly provide to Seller Parent (or such Affiliate of Seller Parent that Seller parent so directs), at Seller Parent’s sole cost and expense, all information within its possession and all assistance (including procuring signature of the Reallocation Election) that may be reasonably requested in writing by Seller Parent for the purpose of complying with any requirement of any applicable Taxing Authority or Applicable Law.

Section 8.02.         Cooperation on Tax Matters.

(a)               Subject to Section 8.02(b), Buyer and Sellers agree to use commercially reasonable efforts to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets, the Assumed Liabilities and the Purchased Subsidiaries (including access to books and records) as is reasonably necessary in connection with this Agreement for the filing of all Tax Returns, the making of any election relating to Taxes required or permitted under this Agreement, the preparation for any audit by any Taxing Authority, the prosecution or defense of any claim, suit or proceeding relating to any Tax, the determination and reporting of Pillar Two Taxes and the mitigation of any Specified Tax Matter.  Buyer and Sellers shall retain all books and records with respect to Taxes pertaining to the Purchased Assets, the Assumed Liabilities or the Purchased Subsidiaries until the expiration of any applicable statute of limitations and abide by all record retention agreements entered into with any Taxing Authority for all periods required by such Taxing Authority.  Sellers and Buyer shall cooperate with each other fully, as and to the extent reasonably requested by the other party, in the conduct of any audit or other proceeding relating to Taxes involving the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Subsidiaries.

(b)               Notwithstanding anything to the contrary in this Agreement, Sellers and Affiliates of any Seller shall not be required at any time to provide to Buyer any right to access or to review any Tax Return or Tax work papers of Sellers, any member of a Seller Group or any Affiliate of any Seller except to the extent related to the Purchased Subsidiaries (with appropriate redactions to the extent not so related) (such Tax Returns or Tax work papers, the “Seller Tax Records”).

Section 8.03.         Tax Refunds.

(a)               Buyer shall pay or cause to be paid to Sellers any refund of Taxes (or credit received in lieu thereof, as and to the extent such credit reduces cash Taxes payable) of the Purchased Subsidiaries and any interest received in respect thereof (each a “Tax Refund”) by Buyer, any Affiliate of Buyer or the Purchased Subsidiaries (x) attributable to an Indemnified Tax or (y) listed in Section 8.03 of the Disclosure Schedule (a Tax Refund described in this clause (y), a “Specified Tax Refund”), in each case, no later than ten (10) days following receipt of such Tax Refund, net of any Taxes imposed thereon (including any withholding Taxes that are imposed or that would be imposed on the repatriation of the amount received in respect of such Tax Refund from the applicable Purchased Subsidiary to Buyer or the Person Buyer causes to pay such Tax Refund to Sellers), and reasonable out-of-pocket costs or expenses incurred in collecting such Tax Refunds, provided that this Section 8.03 shall not apply with respect to (i) any Tax Refunds required to be paid to a third party, (ii) any Tax Refunds to the extent included in Closing Net Working Capital, (iii) any Tax Refund attributable to a carryback of any tax item from a Post-Closing Tax Period to a Pre-Closing Tax Period, and (iv) any Tax Refunds resulting from a change in Applicable Law following the date hereof.

(b)               Sellers shall provide to Buyer for its review, comment and consent (not to be unreasonably withheld, conditioned or delayed) any requests or claims for any Specified Tax Refund (a “Refund Claim”) that Seller intends to file prior to the Closing at least fifteen (15) days prior to filing such requests or claims, and incorporate any reasonable comments provided by Buyer not less than three (3) Business Days prior to filing to the extent such comments are consistent with this Agreement and Applicable Law. Sellers shall permit Buyer to participate in any conversations or processes with any Taxing Authority with respect to any Refund Claim, and Sellers shall not consent to any terms or conditions with respect to such claim that might bind Buyer or its Affiliates after the Closing Date or otherwise have more than a de minimis effect on Buyer or its Affiliates without Buyer’s prior written consent, which it may withhold in its sole discretion. Buyer and its Affiliates shall not be required to make any claim for Tax Refunds described in Section 8.03(a); provided that Sellers may, at their own expense, prepare any Refund Claims not filed prior to Closing and Buyer shall reasonably cooperate therewith pursuant to Section 8.02 on the same terms and conditions applicable to a Refund Claim filed prior to the Closing Date. If any Pre-Closing Tax Return described in Section 8.01(b) relates to a Specified Tax Refund, the preceding sentence of this Section 8.03(b) shall apply to such Pre-Closing Tax Return, except that such Pre-Closing Tax Return shall be prepared by Buyer in accordance with and subject to Section 8.01(b).

(c)               Any payment obligations of Buyer to Sellers pursuant to this Section 8.03 may, at Buyer’s sole discretion, be satisfied by offsetting the amount of such payment against any amount undisputed owed by Sellers to Buyer in respect of Indemnified Taxes pursuant to Section 8.06 on a dollar-for-dollar basis.

Section 8.04.         Buyer Covenants.  Buyer covenants that, without the prior written consent of Sellers (which shall not be unreasonably withheld, conditioned or delayed), it shall not, and shall not cause or permit any Purchased Subsidiary or any Affiliate of Buyer to, following the Closing:

(a)               and before the determination of the Final Purchase Price pursuant to Section 2.11, (i) make or change any Tax election with respect to a Pre-Closing Tax Period, (ii) amend any Tax Return with respect to any Pre-Closing Tax Period, or (iii) voluntarily initiate any communications with any Taxing Authority or enter into any voluntary disclosure or similar process or (iv) take any other action regarding any Tax Returns relating to any Pre-Closing Tax Period, in each case, if such action could, individually or in the aggregate, reasonably be expected to result in any increase in the amount of Taxes taken into account in the determination of the Final Purchase Price; and

(b)               after the determination of the Final Purchase Price pursuant to Section 2.11, (i) make or change any Tax election for a Pre-Closing Tax Period, (ii) amend any Tax Return for a Pre-Closing Tax Period (other than pursuant to Section 8.03) or (iii)  voluntarily initiate any communications with any Taxing Authority or enter into any voluntary disclosure or similar process for a Pre-Closing Tax Period, in each case, if such action could, individually or in the aggregate, reasonably be expected to result in or increase any amount claimed by Buyer pursuant to Section 8.06; and

(c)               make any election under Section 336 or 338 of the Code (or any corresponding provisions of state, local or non-U.S. Applicable Law) with respect to the transactions contemplated by this Agreement, other than (i) as provided in Section 8.11 or (ii) any election under Section 338(g) of the Code (or any corresponding provisions of state, local or non-U.S. Applicable Law) with respect to the acquisition of any Purchased Subsidiary that is treated as a corporation for U.S. federal income tax purposes and that is not a “United States person” (as defined in Section 7701(a)(30) of the Code), which Buyer shall be permitted to make in its sole discretion.

Section 8.05.         Tax Sharing.  All existing Tax Sharing Agreements between the Purchased Subsidiaries, on the one hand, and any member of the Retained Group, on the other hand, shall be terminated as of the Closing Date.  The parties shall take all necessary steps and shall cooperate as required to ensure that the Tax Sharing Agreements are terminated as of the Closing Date.  After such date none of the Purchased Subsidiaries, nor any member of the Retained Group shall have any further rights or liabilities thereunder.  No elections or other arrangements shall be entered into pursuant to which any tax assets, losses or reliefs will be transferred or surrendered post-Closing by any Purchased Subsidiary to any entity which is not a Purchased Subsidiary, other than as contemplated under this Agreement.  No elections or other arrangements entered into pursuant to which any tax assets, losses or reliefs were transferred or surrendered prior to Closing by any entity which is not a Purchased Subsidiary to any Purchased Subsidiary shall be reversed, amended or terminated on or after Closing, other than as contemplated under this Agreement.

Section 8.06.         Tax Indemnification.  Effective at and after the Closing, Sellers shall indemnify Buyer and its Affiliates (including, following the Closing, the Purchased Subsidiaries) and each of their respective managers, officers, directors, employees, successors and assigns (collectively, the “Buyer Indemnified Parties”) against and agrees to hold each of them harmless from any Indemnified Tax.

Section 8.07.         Tax Claim Procedures.

(a)               If any audit, claim, suit, action, litigation or other proceeding relating to Taxes in respect of which indemnity may be sought pursuant to Section 8.06 (any such claim or demand, a “Tax Claim”) is commenced against any Buyer Indemnified Party, Buyer shall promptly, and in any event within twenty (20) days of the commencement thereof, notify Sellers in writing of such Tax Claim and shall give Sellers such information with respect thereto as Sellers may reasonably request; provided that the failure of Buyer to give notice as provided in this Section 8.07 shall not relieve Sellers of their obligations under Section 8.06, except to the extent that such failure adversely prejudices the rights of any Seller.  Within ten (10) days of receiving a notice from Buyer pursuant to this Section 8.07, Seller shall inform Buyer in writing of its intention to control such Tax Claim.  Sellers shall have the sole right, at their own expense, to participate in and control any such Tax Claim, and, except with respect to a Tax Claim relating to Combined Taxes, Sellers shall keep Buyer reasonably informed of material developments with respect to such Tax Claim, Buyer shall have the right, at its own expense, to participate fully in any such Tax Claim and Seller shall consider in good faith any reasonable comments requested by Buyer with respect thereto.  Seller shall conduct any Tax Claim diligently in good faith and, except with respect to a Tax Claim relating to Combined Taxes, shall not settle any Tax Claim without Buyer’s consent (not to be unreasonably withheld, conditioned or delayed) to the extent such settlement could reasonably be expected to adversely impact the Taxes or Tax Returns of Buyer or its Affiliates (including the Purchased Subsidiaries after the Closing).

(b)               Sellers’ indemnification obligations under Section 8.06 with respect to any Tax shall be net of any amounts recovered by any Buyer Indemnified Party or any of its Affiliates under applicable insurance policies or from any other Person alleged to be responsible therefor, and shall be net of any reduction in Taxes payable realized by any Buyer Indemnified Party or any of its Affiliates (as determined on a “with and without” basis) arising from the incurrence or payment of any such Taxes in respect of a Purchased Subsidiary organized outside of the United States in the taxable year in respect of which the Sellers make an indemnification payment under Section 8.06 or in the next succeeding taxable year (a “Section 8.06 Tax Benefit”).  If any Buyer Indemnified Party or any of its Affiliates receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for such Taxes, subsequent to an indemnification payment by Sellers, then Buyer shall promptly reimburse Sellers for any indemnification payment made by Sellers up to the amount of such indemnification payment, net of any expenses and Taxes incurred by any Buyer Indemnified Party in collecting such amount. To the extent any Buyer Indemnified Party or any of its Affiliates realizes any Section 8.06 Tax Benefit in the next succeeding taxable year following the taxable year in which the Sellers make an indemnification payment under Section 8.06, which Section 8.06 Tax Benefit was not taken into account in the determination of such indemnification payment, then Buyer shall promptly pay to Sellers the amount of such Section 8.06 Tax Benefit up to the amount of such indemnification payment.

(c)               If any Tax Claim is commenced against any Seller Indemnified Party, Seller shall promptly, and in any event within twenty (20) days of the commencement thereof, notify Buyer in writing of such Tax Claim and shall give Buyer such information with respect thereto as Buyer may reasonably request; provided that the failure of Sellers to give notice as provided in this Section 8.07(c) shall not relieve Buyer of its obligations under the relevant indemnity, except to the extent that such failure adversely prejudices the rights of Buyer. Within ten (10) days of receiving a notice from Sellers pursuant to this Section 8.07(c), Buyer shall inform Sellers in writing of its intention to control such Tax Claim. Buyer shall have the sole right, at its own expense, to participate in and control any such Tax Claim, and, Buyer shall keep Sellers reasonably informed of material developments with respect to such Tax Claim, Sellers shall have the right, at their own expense, to participate fully in any such Tax Claim and Buyer shall consider in good faith any reasonable comments requested by Sellers with respect thereto. Buyer shall conduct any Tax Claim diligently in good faith and shall not settle any Tax Claim without Sellers’ consent (not to be unreasonably withheld, conditioned or delayed) to the extent such settlement could reasonably be expected to adversely impact the Taxes or Tax Returns of Seller or its Affiliates.

(d)               Buyer’s indemnification obligations with respect to any Tax shall be net of any amounts recovered by any Seller Indemnified Party or any of its Affiliates under applicable insurance policies or from any other Person alleged to be responsible therefor, and any Tax shall be net of any reduction in Taxes payable realized by any Seller Indemnified Party or any of its Affiliates (as determined on a “with and without” basis) arising from the incurrence or payment of any such Taxes in the taxable year in which Buyer makes payment under the relevant indemnity or in the next succeeding taxable year. If any Seller Indemnified Party or any of its Affiliates receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for such Taxes, subsequent to an indemnification payment by Buyer, then Sellers shall promptly reimburse Buyer for any indemnification payment made by Buyer up to the amount of such indemnification payment, net of any expenses and Taxes incurred by any Seller Indemnified Party in collecting such amount.

(e)               Any indemnification payment made by Sellers pursuant to Section 8.06 shall be treated by Buyer and Sellers as an adjustment to the Purchase Price for Tax purposes to the extent permitted by applicable Law.

(f)                For the avoidance of doubt, this Section 8.07 shall apply with respect to any claim with respect to a Specified Tax Matter.

(g)               Notwithstanding anything to the contrary herein, the indemnification under Section 8.06 shall survive until ninety (90) days after the expiration of any statute of limitations applicable to the underlying Tax.  Notwithstanding the foregoing, any claim for indemnification under Section 8.06 shall survive the time at which it would otherwise terminate pursuant to the preceding sentence if notice of such claim shall have been given to Sellers prior to such time.

Section 8.08.         UK Tax Matters; Group Payment Arrangement.  Buyer shall procure that each Purchased Subsidiary pays to the Nominated Company an amount equal to any payment of corporation Tax in respect of any Pre-Closing Tax Period which has been discharged by the Nominated Company on behalf of that Purchased Subsidiary under the Seller GPA, up to any such amount of corporation Tax that forms part of Closing Indebtedness in the Final Closing Statement, save to the extent that (x) such Purchased Subsidiary has previously satisfied its obligations under the Seller GPA or (y) such payment of corporation Tax is an Indemnified Tax or Excluded Liability.  Payment to the Nominated Company shall be made on the later of five (5) Business Days after demand is made for it and the due date for payment to HM Revenue and Customs of the underlying corporation Tax liability.  Sellers shall pay, or procure there is paid, to the relevant Purchased Subsidiary an amount equivalent to any repayment of corporation Tax received by the Nominated Company after Closing that is attributable to a Purchased Subsidiary within five (5) Business Days of receipt.  Sellers shall procure that the Nominated Company removes the Purchased Subsidiaries from the Seller GPA with effect from the Closing, and Buyer shall provide such cooperation as is reasonably required to achieve such removal.

Section 8.09.         VAT.

(a)               Buyer shall contribute or procure that each Purchased Subsidiary contributes to the Representative Member of the Seller VAT Group such proportion of any VAT for which the Representative Member of the Seller VAT Group is liable to pay or account to the Taxing Authority after Closing and which is properly attributable to supplies, acquisitions and importations (the “Supplies”) made before the Closing by such Purchased Subsidiary (less any amount of deductible input tax that is properly attributable to such Supplies), up to any such amount of VAT that forms part of Closing Net Working Capital in the Final Closing Statement, other than to the extent that such VAT is an indemnified Tax or Excluded Liability, such contribution to be made in cleared funds on the day which is the later of five (5) Business Days after demand is made for it, and five (5) Business Days before the day on which the Representative Member is required to account for such VAT to any relevant Taxing Authority.  Sellers shall pay, or shall procure that there is paid, to the relevant Purchased Subsidiary an amount equivalent to such proportion of any repayment of VAT received by the Representative Member from any relevant Taxing Authority or of any credit obtained by reference to an excess of deductible input tax over output tax, in each case after the Closing, that is properly attributable to Supplies made or deemed to be made by a Purchased Subsidiary while a member of the Seller VAT Group within five (5) Business Days of receipt by, or offset against a liability of, the Representative Member.

(b)               Sellers shall procure the removal of the Purchased Subsidiaries from the Seller VAT Group with effect from the Closing, and Buyer shall provide such cooperation as reasonably required to achieve such removal.

Section 8.10.         Indirect Taxes.

(a)               The portion of the Purchase Price which is attributable to the Interests shall be inclusive of any applicable Indirect Taxes.

(b)               The portion of the Purchase Price which is attributable to the Purchased Assets shall be deemed to be exclusive of any applicable Indirect Taxes. To the extent that any Indirect Taxes are chargeable on such portion of the Purchase Price and any Seller (or any of the Seller’s Subsidiaries) is required under applicable law to account for such Indirect Taxes to a Taxing Authority, Buyer shall, following receipt of a valid Indirect Taxes invoice as required under applicable law, pay an additional amount equal to such Indirect Taxes to Seller. To the extent that any Indirect Taxes are chargeable on such portion of the Purchase Price and the Buyer (or any of the Buyer’s Subsidiaries) is required under applicable law to account for such Indirect Taxes to a Taxing Authority, the relevant Seller or Seller’s Subsidiary shall provide a valid Indirect Taxes invoice as required under applicable law to the Buyer or such relevant Buyer’s Subsidiary. From Closing, to the extent that, after using reasonable efforts to recover any Indirect Taxes attributable to the transfer of the Purchased Assets, the Buyer (or any of the Buyer’s Subsidiaries) has been unable to recover any such Indirect Taxes within eighteen (18) months of Buyer paying such amounts to a Seller or to a relevant Taxing Authority, such Seller shall reimburse Buyer for 50% of such Indirect Taxes or amounts in respect of Indirect Taxes.

(c)               Buyer and Seller shall use commercially reasonable efforts to satisfy all compliance obligations necessary in order to treat the transfer of the Purchased Assets and Assumed Liabilities contemplated by this Agreement as transfers of going concerns for Indirect Tax purposes where permissible under applicable Law.

(d)               Buyer shall, and shall cause each of its Affiliates (including, after Closing, the Purchased Subsidiaries) to, use reasonable efforts to obtain recovery to the extent permitted by applicable law from the applicable Taxing Authority (by way of repayment or credit) of any Restructuring Transfer Taxes falling within the definition of Indirect Taxes, provided that Buyer shall not be required to initiate proceedings or extend any limitation period.  For the avoidance of doubt, to the extent Seller has made a payment of, or otherwise economically borne, a Restructuring Transfer Tax falling within the definition of Indirect Taxes and such Restructuring Transfer Tax is subsequently recovered by Buyer (such Restructuring Transfer Taxes, “Recovered Restructuring Transfer Taxes”), Buyer shall promptly pay to Seller the lower of (1) the amount of the Recovered Restructuring Transfer Tax, less any costs reasonably incurred by Buyer in recovering such Recovered Restructuring Transfer Tax, and (2) the amount paid or otherwise borne by the Seller in connection with that Recovered Restructuring Transfer Tax.

Section 8.11.         Section 336(e) Election.

(a)               Seller agrees to join in an appropriate and timely manner with each Purchased Subsidiary that is a United States person taxed as a corporation for U.S. federal income tax purposes (each an “Electing Purchased Subsidiary”) in making an election under Section 336(e) of the Code, and any corresponding election permitted under any state, local or foreign law (collectively, the “Section 336(e) Elections”) with respect to Buyer’s acquisition of each Electing Purchased Subsidiary.  Seller and its Affiliates shall cooperate with Buyer to take all actions necessary or appropriate to effect and preserve the Section 336(e) Election, including complying with the requirements described in Treasury Regulations Section 1.336-2(h).  On the Closing Date, Seller shall timely deliver to Buyer a Section 336(e) election statement as described in Treasury Regulations Section 1.336-2(h)(5) and any other forms or documents reasonably required to effect or prepare the Section 336(e) Election with respect to each Electing Purchased Subsidiary (the “Section 336(e) Election Statement”).  Sellers and each Electing Purchased Subsidiary and Seller shall enter into a written binding agreement to make the Section 336(e) Election, as required under Treasury Regulations Section 1.336-2(h)(1)(i).  Buyer and Seller shall (and shall cause their respective Affiliates to) prepare and file all Tax Returns (including all forms, attachments and schedules) necessary to effectuate the Section 336(e) Election.

(b)               Sellers, the Electing Purchased Subsidiaries and Buyer agree not to take any action (including, amending the Section 336(e) Election Statement) that could cause the Section 336(e) Election to be invalid and shall take no position contrary thereto unless required pursuant to a determination (as defined in Section 1313(a) of the Code or any similar provision of other applicable Tax law).  Sellers, the Electing Purchased Subsidiaries and Buyer shall cooperate with each other to take all actions necessary and appropriate (including filing such additional forms, Tax Returns, elections, schedules and other documents as may be required) to effect and preserve the Section 336(e) Election in accordance with the provisions of Treasury Regulations implementing Section 336(e) of the Code and comparable provisions of applicable state, local and foreign Tax laws.

Section 8.12.      Sellers Covenant.  Sellers shall use commercially reasonable efforts to complete the actions described in Section 3.16(c)(1) of the Disclosure Schedule prior to the Closing Date; provided that compliance with this Section 8.12 shall not limit any indemnification obligations of Sellers pursuant to Section 8.06.

Article 9
Employee Matters

Section 9.01.         Transferred Employees.

(a)               Prior to the Closing, Sellers shall take all actions reasonably necessary to ensure that the employment, employment-related Contracts, personnel records, work visas, and paid time off accruals of each Purchased Subsidiary Business Colleague, shall be transferred to a Purchased Subsidiary (if not already employed by a Purchased Subsidiary).  Each Purchased Subsidiary Business Colleague who is employed as of the

Closing shall continue employment with such Purchased Subsidiary immediately following the Closing.

(b)               Buyer shall (or shall cause its Subsidiaries and Affiliates or a PEO to):

(i)                     make an offer of employment to each Offer Employee, commencing as of the applicable Employment Start Date, with Buyer, one of its Subsidiaries or Affiliates or a PEO on the terms set forth in this Article 9.  Such offer of employment shall (A) be on terms and conditions that are (1) substantially the same, in the aggregate, to or (2) to the extent required by Applicable Law, the same as, the terms and conditions of employment applicable to such Offer Employee’s position with the Seller as in effect immediately prior to Closing, (B) provide for compensation and benefits consistent with the requirements of Section 9.02 and (C) provide that employment with such Buyer or one of its Subsidiaries or Affiliates or a PEO will commence effective as of the applicable Employment Start Date, contingent on Buyer’s standard screening and onboarding procedures (such offer of employment, a “Qualifying Offer”);

(ii)                   in respect of PEO Offer Employees, the Qualifying Offer must be made within a reasonable period of time (but not fewer than thirty (30) days) prior to the Employment Start Date and be subject to the Closing Date; and

(iii)                 in respect of Interim Services Employees, the Qualifying Offer must, subject to Applicable Law, be made within a reasonable period of time (but not fewer than thirty (30) days) prior to the applicable Employment Start Date.

(c)               Each Business Colleague whose employment continues with a Purchased Subsidiary pursuant to Section 9.01(a) or who commences employment with a Buyer or an Affiliate or its PEO pursuant to 9.01(b) is referred to herein as a “Transferred Employee”.

(d)               Sellers and their Affiliates shall not discourage Offer Employees from accepting, Buyer’s (or its Affiliate’s or PEO’s) Qualifying Offers. Sellers and their Affiliates shall terminate the employment of (or take other action required by Applicable Law with respect to) any Offer Employee who accepts a Qualifying Offer, effective immediately prior to the applicable Employment Start Date.

Section 9.02.         Maintenance of Compensation and Benefits.  Buyer agrees that it shall provide (or cause its Subsidiaries or Affiliates or a PEO to provide) each Transferred Employee with, for the period commencing at the applicable Employment Start Date and ending on the later of the twelve (12)-month anniversary of the applicable Employment Start Date (or such shorter period of employment, in all cases unless a longer period is required by Applicable Law), (a) an annual base salary or base hourly wage or fee rate, as applicable, that is at least equal to his or her annual base salary or base hourly wage rate in effect immediately prior to the applicable Employment Start Date, (b) an annual total cash compensation opportunity (inclusive of base salary or base hourly wage rate and short-term incentive compensation opportunity) which, in the aggregate, is no less favorable than the annual total cash compensation opportunity in effect immediately prior to the applicable Employment Start Date, (c) severance protections or other termination-related benefits and entitlements that are at least equal to the greatest of the severance protections or other termination-related benefits and entitlements (x) set forth on Section 9.02 of the Disclosure Schedule, (y) provided to similarly situated employees of Buyer and its Subsidiaries and its Affiliates and (z) required to be provided to any Transferred Employee under Applicable Law, (d) other material employee benefits (excluding any equity or equity-based compensation plans, retention bonuses, nonqualified deferred compensation, transaction, long-term incentive, defined benefit pension plan benefits (except as set forth below), and retiree health or welfare benefits) that are substantially comparable in the aggregate to such benefits provided to such Transferred Employee immediately prior to the applicable Employment Start Date under the Business Benefit Plans set forth on Section 3.15(a) of the Disclosure Schedules (or in the case of broad-based health and welfare plans, as otherwise established, adopted or increased into accordance with Section 5.01(h)(ii)); provided that, notwithstanding anything to the contrary in clause (d), Buyer shall provide defined the benefit pension plan benefits to Transferred Employees currently participating in a Seller Non-U.S. Retirement Plan (as defined below) in accordance with Section 9.04(b) and (e) in addition to the requirements set forth in clauses (a) through (d), aggregate value taking into account annual base salary or base hourly wage rate, annual total cash compensation opportunity, long-term incentive compensation opportunity and other material employee benefits (collectively, the “Aggregate Compensation Package”) which is reasonably comparable to the aggregate value of the Aggregate Compensation Package provided to such Transferred Employee immediately prior to the Employment Start Date.  Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any Transferred Employee covered by a Labor Agreement shall be governed by the applicable Labor Agreement until its modification, expiration or termination in accordance with its terms and Applicable Law.

Section 9.03.         Annual Bonuses.  Buyer shall, or shall cause one of its applicable Subsidiaries or Affiliates or a PEO to, pay to each Transferred Employee who participates in an annual cash bonus plan in respect of the calendar year in which the Closing Date occurs (each such payment, an “Annual Bonus”) an amount equal to the cash bonus amount payable to such Transferred Employee based on the actual level of achievement of the applicable performance criteria for such calendar year (as determined by Buyer in its good faith discretion).  The Annual Bonus shall be paid by Buyer (or one of its Subsidiaries or Affiliates or a PEO) within one-hundred and twenty (120) days following the end of the applicable calendar year relating to the Annual Bonus.

Section 9.04.         Non-U.S. Plans.

(a)               With respect to each Non-U.S. Plan (other than any Purchased Subsidiary Benefit Plan) which provides defined contribution retirement benefits (each, a “Seller Non-U.S. DC Plan”), effective as of or as soon as administratively practicable following the applicable Employment Start Date, each Transferred Employee who as of immediately prior to the applicable Employment Start Date is an active participant in a Seller Non-U.S. DC Plan shall cease to be an active participant in such plan and, if required by Applicable Law or an applicable collective bargaining, works council or other labor or employment agreement, shall become a participant in a defined contribution retirement plan established or designated by Buyer or one of its Subsidiaries or Affiliates or a PEO (each, a “Buyer Non-U.S. DC Plan”).  As soon as practicable after the applicable Employment Start Date to the extent required by Applicable Law or an applicable collective bargaining, works council or other labor or employment agreement, each applicable Seller shall use commercially reasonable efforts to cause the transfer from the applicable Seller Non-U.S. DC Plan to the applicable Buyer Non-U.S. DC Plan of the Transfer Amount attributable to the Transferred Employees who are participants as of immediately prior to the applicable Employment Start Date in such Seller Non-U.S. Plan, where permitted by Applicable Law (the “DC Transfer Date”).  The “Transfer Amount” with respect to a Seller Non-U.S. DC Plan shall be a Liability equal to the account balances as of the DC Transfer Date, unless otherwise required by Applicable Law.  Sellers shall have no obligation or Liability for benefits under any Buyer Non-U.S. DC Plan, and Buyer shall defend, indemnify and hold harmless Sellers against any and all Liabilities, claims or Damages arising out of any Transferred Employee’s participation in any Buyer Non-U.S. DC Plan, including claims for benefits under such plan. Buyer shall have no obligation or Liability for benefits under any Seller Non-U.S. DC Plan, and Sellers shall defend, indemnify and hold harmless Buyer against any and all Liabilities, claims or Damages arising out of any Transferred Employee’s participation in any Buyer Non-U.S. Retirement Plan, including claims for benefits under such plan.

(b)               With respect to each Non-U.S. Plan (other than any Purchased Subsidiary Benefit Plan or any Seller Non-U.S. DC Plan) which provides defined benefit retirement benefits and are listed on Section 9.04(b) of the Disclosure Schedules (each, a “Seller Non-U.S. Retirement Plan”), effective as of the applicable Employment Start Date, each Transferred Employee who is an active participant in a Seller Non-U.S. Retirement Plan immediately prior to the applicable Employment Start Date shall cease to be an active participant under such plan, shall be vested in his or her accrued benefits earned under such plan through the applicable Employment Start Date.  To the extent required by Applicable Law each such Transferred Employee shall become a participant in one or more retirement plans established or designated by Buyer or one of its Subsidiaries or Affiliates or a PEO, which for the avoidance of doubt, may be a Buyer Non-U.S. DC Plan to the extent allowed under applicable law (collectively, the “Buyer Non-U.S. Retirement Plans”).  Sellers shall have no obligation or Liability for benefits under the Buyer Non-U.S. Retirement Plans, and Buyer shall defend, indemnify and hold harmless Sellers against any and all Liabilities, claims or Damages arising out of any Transferred Employee’s participation in the Buyer Non-U.S. Retirement Plans, including claims for benefits under such plan.  Buyer shall have no obligation or Liability for benefits under the Seller’s Non-U.S. Retirement Plans, and Seller shall defend, indemnify and hold harmless Buyer against any and all Liabilities, claims or Damages arising out of any Transferred Employee’s participation in the Seller’s Non-U.S. Retirement Plans, including claims for benefits under such plan.

Section 9.05.         Service Credit.  Buyer shall grant or recognize (or cause its Subsidiaries or Affiliates or a PEO to grant or recognize) each Transferred Employee credit for years of prior service, and recognize such individual’s continuity of service, with the applicable Seller or any applicable Affiliate or their respective predecessors for purposes of eligibility to participate, vesting and, with respect to paid-time off and severance only, benefit accrual under each Benefit Plan of Buyer or any of its Subsidiaries or Affiliates or a PEO under which such Transferred Employee may be eligible to participate after the applicable Employment Start Date to the same extent and for the same purposes as such service was recognized under an analogous Business Benefit Plan; provided, however, that such credit shall not result in a duplication of benefits.

Section 9.06.         Immigration Filings.  To the extent any Offer Employee requires a visa, work permit or pass or other approval for his or her employment to continue with Buyer or its Subsidiaries or its Affiliates or a PEO on or following the applicable Employment Start Date, prior to the applicable Employment Start Date, Buyer and Sellers and their Affiliates shall cooperate to (or shall cause their Subsidiaries or Affiliates or a PEO to) use commercially reasonable efforts to cause any necessary applications to be promptly made and such other actions to be taken to secure the necessary visa, permit, pass or other approval so that the foreign national may continue to work in such position as a Transferred Employee as of the Employment Start Date.

Section 9.07.         Welfare Plans.  As of the applicable Employment Start Date or such later date as set forth in the Transition Services Agreement, each Transferred Employee shall cease participation in the health and welfare benefit plans (other than, for the avoidance of doubt, Purchased Subsidiary Benefit Plans) of Sellers and their Affiliates (each, a “Seller Welfare Plan”) and commence participation in the health and welfare benefit plans maintained, administered or contributed to by Buyer and its Subsidiaries and Affiliates or a PEO.  Sellers and the Retained Subsidiaries shall be responsible for providing benefits in respect of claims incurred under a Seller Welfare Plan, (a) for Transferred Employees who commence employment or engagement with Buyer or its Subsidiaries or Affiliates or a PEO on the Closing Date (and their beneficiaries and dependents), prior to the Closing Date and (b) for Transferred Employees who are Interim Services Employees (and their beneficiaries and dependents) prior to the applicable Employment Start Date and on the terms set forth in the applicable Global Employee Interim Services Agreement.  Benefits in respect of all welfare plan claims incurred by Transferred Employees at or after the applicable Employment Start Date shall be provided by Buyer and its Subsidiaries and Affiliates or a PEO.  For purposes of this Section 9.07, the following claims shall be deemed to be incurred as follows: (i) life, accidental death and dismemberment, disability and business travel accident insurance benefits, upon the death or accident giving rise to such benefits and (ii) health or medical, dental, vision care and/or prescription drug benefits, upon provision of the applicable services, materials or supplies.  Sellers and Buyer hereby agree that any Business Colleague in the United States who (i) as of the Closing is receiving or entitled to receive short-term disability benefits and who subsequently become eligible to receive long-term disability benefits due to the same disability event which gave rise to the short-term disability benefits or (ii) as of the Closing is receiving or entitled to receive long-term disability benefits, shall continue to be eligible, as applicable, to receive long-term disability benefits under a Seller Benefit Plan that is a long-term disability plan unless and until such employee is no longer disabled in accordance with the terms of such Seller Benefit Plan.

Section 9.08.         COBRA.  Sellers, the Retained Subsidiaries and the selling group (as defined in Treasury Regulation Section 54.4980B-9, Q&A-2(a)) of which it is a part, and not the Purchased Subsidiaries, shall be responsible for providing continuation coverage to the extent required by COBRA to those individuals who are “M&A qualified beneficiaries,” as defined in Treasury Regulation Section 54.4980B-9, Q&A-4(b), with respect to the transactions contemplated in or by this Agreement.

Section 9.09.         Seller 401(k) Plan.  Effective from the Employment Start Date, the Transferred Employee shall cease to be eligible to contribute to any Seller Benefit Plan that is a defined contribution savings plan that is intended to be qualified under Section 401(a) of the Code (“Seller’s 401(k) Plan”).  Effective as of the Employment Start Date, Sellers shall take all actions necessary to cause Seller’s 401(k) Plan to fully vest, effective as of the Closing Date, the unvested accounts balances of the Transferred Employees under Seller’s 401(k) Plan and shall make all employer contributions for such Transferred Employees for all periods up to and including the Closing Date without regard to any last day of the year or hours requirement.  Buyer shall, or shall cause one of the Purchased Subsidiaries to, establish or designate a tax-qualified defined contribution retirement plan with a cash or deferred arrangement under Section 401(k) of the Code that is sponsored by Buyer or one of its Affiliates (the “Buyer 401(k) Plan”) that will cover Transferred Employees effective as of, or as soon as administratively practicable following, the Closing Date.  As soon as practicable following the Closing Date, Seller shall or shall cause or permit, as applicable, the account balances (including outstanding loans) of each Transferred Employee in the Seller’s 401(k) Plan to be distributed in accordance with the terms of such plan, and the Buyer shall permit or cause an Affiliate of the Buyer to permit the 401(k) Participants who are participants in such plan to roll over any such distributions (including a rollover of outstanding participant loans) into the Buyer 401(k) Plan.

Section 9.10.         Participation in Seller Benefit Plans.  Effective as of the Closing Date, or such later date as set forth in the Transition Services Agreement, Seller shall or shall cause its Retained Subsidiaries to use reasonable best efforts to take such action as may be necessary so that the Purchased Subsidiaries shall cease being a participating employer in and any Transferred Employee shall cease being an active participant in or accruing any benefit or compensation under each Seller Benefit Plan.  Except as specifically set forth in this Agreement or the Transition Services Agreement, the Seller or the Retained Subsidiaries (other than the Purchased Subsidiaries) shall retain all Liabilities under the Seller Benefit Plans and such Liabilities shall be Excluded Liabilities.

Section 9.11.         Pre-Existing Conditions and Co-Payments.  Buyer shall use commercially reasonable efforts to (or to cause its Subsidiaries or Affiliates or a PEO to):

(a)               waive all limitations as to pre-existing conditions, exclusions, waiting periods, active employment requirements and requirements to show evidence of good health or any other evidence of insurability requirement with respect to participation and coverage requirements applicable to the Transferred Employees (and their eligible dependents) under any health and welfare plans in which such Transferred Employees are eligible to participate at or after the applicable Employment Start Date to the extent such conditions were met or otherwise not applicable to the Transferred Employee (or eligible dependent) and is covered under a comparable Business Benefit Plan immediately prior to the applicable Employment Start Date; and

(b)               provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the applicable Employment Start Date in satisfying any applicable deductible or out-of-pocket requirements under any health and welfare plans in which such Transferred Employee is eligible to participate during the plan year in which the applicable Employment Start Date occurs.

Section 9.12.         Severance.  Buyer shall (or shall cause its Subsidiaries or Affiliates or a PEO to) be responsible for the Liabilities incurred by the Retained Group as a result of any Offer Employee not receiving a Qualifying Offer, including any severance or other termination-related payments or benefits required to be paid or provided to such Offer Employee, with such severance benefits determined on the same basis as set forth in Section 9.02(c).

Section 9.13.         WARN Act.  Buyer shall (or shall cause its Subsidiaries or Affiliates or a PEO to) comply with the Worker Adjustment and Retraining Notification Act or by any equivalent foreign or state law or similar Applicable Law (collectively, “WARN”) arising as a result of the termination of the Transferred Employees within ninety days following the applicable Employment Start Date.  Buyer and Sellers agree to reasonably cooperate to mitigate, where permitted by Applicable Law, any Liabilities under WARN in respect of the “employment loss” (as defined under WARN) of any Transferred Employees, within ninety days of the applicable Employment Start Date.

Section 9.14.         Workers Compensation.  Buyer (or its applicable Subsidiary or Affiliate or a PEO) shall be responsible for providing benefits in respect of all claims for benefits in respect of workers compensation and any comparable Liabilities arising from incidents occurring on or after the applicable Employment Start Date.  Unless the Purchased Subsidiaries would otherwise be responsible for such benefits or Liabilities, Sellers shall be responsible for providing benefits in respect of all claims for benefits in respect of workers compensation and any comparable Liabilities arising from incidents occurring prior to the applicable Employment Start Date.  Unless the Purchased Subsidiaries would otherwise be responsible for such benefits or Liabilities, if the incident occurs over a period both preceding and following the applicable Employment Start Date, the claim shall be equitably apportioned between Sellers and Buyer based upon the relative periods of time over which the incident transpired preceding and following the applicable Employment Start Date.  From and after the Closing, Buyer agrees to provide, and cause its Affiliates to provide, reasonable assistance to, and to cooperate with, Sellers or their Affiliates with respect to any workers compensation claims for which Sellers have retained Liability as set forth in this Section 9.14.  The provisions of this Section 9.14 shall be subject to the terms of the applicable Global Employee Interim Services Agreement.

Section 9.15.         Accrued Paid Time Off.  To the extent reflected in Closing Net Working Capital or Indebtedness, Buyer (or its applicable Subsidiary or Affiliate or a PEO) will recognize and assume the Liability with respect to accrued but unused vacation time and sick leave for Transferred Employees in which such recognition and assumption is permitted or required by Applicable Law; provided, however that if Sellers or their Affiliates are required to pay out any such amounts in connection with any Business Colleague’s transfer or termination of employment contemplated by this Article 9 pursuant to Applicable Law, Sellers and their Affiliates shall fully and timely pay all such amounts.

Section 9.16.         Labor Notifications.  Prior to the Closing Date or the applicable Employment Start Date, as applicable, Buyer and Sellers agree to (and to cause their Affiliates to) work together in good faith to fully and timely fulfill any obligations under Applicable Law or Labor Agreement to inform, consult, bargain with and notify or otherwise discuss or negotiate with, or obtain the advice or consent of, any Business Colleagues or any employee representative bodies (including any labor unions, trade unions, labor organizations, employee representative or works councils) which represent Business Colleagues affected by the transactions contemplated by the Transaction Documents (including, for the avoidance of doubt, the Global Employee Interim Services Agreement), or any applicable labor tribunals.

Section 9.17.         Employee Communications.  Sellers and Buyer shall reasonably cooperate in communications with Business Colleagues with respect to Benefit Plans maintained by Sellers or Buyer or their respective Subsidiaries or Affiliates or a PEO and with respect to other matters arising in connection with the transactions contemplated by the Transaction Documents.

Section 9.18.         Restrictive Covenants.  Subject to Applicable Law, Sellers agree that, notwithstanding the terms of any noncompetition, nonsolicitation, noninterference, nondisclosure, nondisparagement, or similar restrictive covenant obligation owed by any Transferred Employee to Sellers or any of their Affiliates, such Transferred Employee shall be permitted to provide services to Buyer and its Affiliates or a PEO following the applicable Employment Start Date, and Sellers and any of their Affiliates will not seek to enforce the terms of any such restrictive covenant following the applicable Employment Start Date.  Sellers hereby assign to Buyer and its Affiliates the right (but not the obligation) to enforce any such obligations.

Section 9.19.         No Third-Party Beneficiaries.  Without limiting the generality of the last sentence of Section 13.07, nothing in this Article 9, express or implied, (a) is intended to or shall confer upon any Person other than the parties hereto, including any Business Colleague, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (b) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement or (c) shall create any obligation on the part of any Seller, Buyer or any of their respective Affiliates to employ or engage any Business Colleague for any period following the Closing.

Section 9.20.         Transfer of Non-Business Colleagues.  Prior to the Closing Date, Sellers or their Affiliates shall transfer the employment of any employees of a Purchased Subsidiary who are not Business Colleagues (the “Retained Service Providers”) to a Retained Subsidiary in accordance with the Pre-Closing Restructuring.

Article 10
Conditions to the Closing

Section 10.01.     Conditions to Obligations of Buyer and Sellers.  The obligations of Buyer and Sellers to consummate the Closing are subject to the satisfaction of the following conditions (any or all of which may be waived by Buyer and Sellers, together, in whole or in part to the extent permitted by Applicable Law):

(a)               any applicable waiting period under the HSR Act with respect to the transactions contemplated hereby shall have expired or been terminated and the other Regulatory Clearance shall have been made, obtained or taken and any applicable approvals or waiting periods thereunder shall have been received and remain in effect (in the case of approvals) or expired or been terminated (in the case of waiting periods); and

(b)               no Order shall be in force of any court of competent jurisdiction nor shall any Applicable Law be in effect enjoining, prohibiting or rendering illegal the Closing, in any case, in any jurisdiction in which any of Seller and its Subsidiaries (taken as a whole) or Buyer have more than a de minimis amount of assets or business operations.

Section 10.02.     Conditions to Obligation of Buyer.  The obligation of Buyer to consummate the Closing is also subject to the satisfaction of the following further conditions (any or all of which may be waived by Buyer in whole or in part to the extent permitted by Applicable Law):

(a)               (i) the representations and warranties contained in Sections 3.01, 3.02, 3.03, 3.04(a), 3.05 (other than the second sentence of Section 3.05(b) and 3.05(c)) 3.14, and 3.27 disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, (ii) the representations and warranties contained in the second sentence of Section 3.05(b) and 3.05(c) shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representation and warranties shall be true and correct in all but de minimis respects at and as of such date, (iii) the representations and warranties contained in Section 3.07(b) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as if made at and as of such date (the representations referenced in clauses (i) through (iii) of this Section

10.02(a), the “Seller Fundamental Representations”) and (iv) the representations and warranties of Sellers contained in Article 3 of this Agreement, other than the Seller Fundamental Representations, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except, in each case, for any inaccuracy or omission that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect;

(b)               Sellers shall have performed in all material respects their respective covenants to be performed prior to the Closing;

(c)               no Material Adverse Effect shall have occurred since the date of this Agreement and be continuing;

(d)               the Pre-Closing Restructuring shall have been completed in all but de minimis respects in accordance with the terms of Section 5.04; and

(e)               Buyer shall have received a certificate signed by an authorized officer of Seller Parent to the effect set forth in Section 10.02(a), Section 10.02(b) and Section 10.02(c).

Section 10.03.     Conditions to Obligation of Sellers.  The obligation of Sellers to consummate the Closing is also subject to the satisfaction of the following further conditions (any or all of which may be waived by any Seller in whole or in part to the extent permitted by Applicable Law):

(a)               (i) the representations and warranties contained in Sections 4.01, 4.02, 4.07 and Section 4.08 (the “Buyer Fundamental Representations”), disregarding all qualifications contained therein relating to materiality or material adverse effect, shall be true and correct in all material respects as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, and (ii) the representations and warranties of Buyer, other than Buyer Fundamental Representations, contained in Article 4 of this Agreement shall, disregarding all qualifications contained therein relating to materiality or material adverse effect, be true and correct as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except any inaccuracy or omission that would not reasonably be expected, individually or in the aggregate, to materially impair Buyer’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby;

(b)               Buyer shall have performed in all material respects its covenants to be performed prior to the Closing; and

(c)               Seller Parent shall have received a certificate signed by an executive officer of Buyer to the effect set forth in Section 10.03(a) and Section 10.03(b).

Article 11
Termination

Section 11.01.     Grounds for Termination.

(a)               This Agreement may be terminated at any time prior to the Closing:

(i)                    by mutual written agreement of Seller Parent and Buyer;

(ii)                   by either Seller Parent or Buyer if the Closing shall not have been consummated on or before March 3, 2027(the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 11.01(a)(ii) shall not be available to any party to this Agreement who is in material violation or breach of any of their representations, warranties, obligations or covenants set forth in this Agreement such that the conditions to the Closing would not be satisfied;

(iii)                 by either Seller Parent or Buyer, if there shall be any Order (which shall be final and nonappealable) or any Applicable Law, in either case, in any jurisdiction in which any of Seller and its Subsidiaries (taken as a whole) or Buyer have more than a de minimis amount of assets or business operations that (A) makes Closing hereby illegal or otherwise prohibited or (B) permanently enjoins Buyer or Sellers from consummating the transactions contemplated hereby, provided that the right to terminate this Agreement pursuant to this Section 11.01(a)(iii) shall not be available to any party whose breach of any provision of this Agreement has caused or resulted in such Order being enacted or becoming applicable to the transactions contemplated hereby (including due to a failure to use reasonable best efforts in connection with the actions specified in Section 7.01 to the extent required thereunder);

(iv)                  by Buyer if there is any material breach of any representation, covenant or agreement on the part of any Seller set forth in this Agreement, such that the condition specified in Section 10.02(a) or Section 10.02(b) would not be satisfied at the Closing (a “Terminating Seller Breach”), except that, if such Terminating Seller Breach is curable by such Seller, then, until the earlier of (A) the End Date and (B) thirty (30) days after receipt by Seller Parent of written notice of such breach from Buyer, such termination shall not be effective and such termination shall become effective only if such Terminating Seller Breach is not cured by such date or within such period; provided that Buyer shall not be permitted to terminate pursuant to a Terminating Seller Breach during the pendency of a Terminating Buyer Breach;

(v)                    by Seller Parent if there is any material breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, such that the conditions specified in Section 10.03(a) or Section

10.03(b) would not be satisfied at the Closing (a “Terminating Buyer Breach”), except that, if any such Terminating Buyer Breach is curable by Buyer, then, until the earlier of (A) the End Date and (B) thirty (30) days after receipt by Buyer of written notice of such breach from Seller Parent, such termination shall not be effective and such termination shall become effective only if such Terminating Buyer Breach is not cured by such date or within such period provided that Seller Parent shall not be permitted to terminate pursuant to a Terminating Buyer Breach during the pendency of a Terminating Seller Breach; and

(vi)                  by Seller Parent if (A) all of the conditions set forth in Section 10.01(a), Section 10.01(b) and Section 10.02 have been satisfied (other than (x) those conditions which by their terms or nature are to be satisfied at the Closing (assuming the satisfaction of those conditions at such time if the Closing were to occur at such time) and (y) those conditions the failure of which to be satisfied is caused by or results from a breach by Buyer of this Agreement), (B) Seller Parent has given written notice to Buyer that Sellers are ready, willing and able to take the actions within their control to consummate the Closing and (C) Buyer has failed to consummate the transactions contemplated by this Agreement on or prior to the date on which the Closing should have occurred pursuant to Section 2.09 following the delivery of the notice specified in clause (B).

(b)               Other than in the case of a termination pursuant to Section 11.01(a)(i), the party desiring to terminate this Agreement pursuant to any clause of this Section 11.01 shall give written notice of such termination to the other party.

Section 11.02.     Effect of Termination.  If this Agreement is terminated as permitted by Section 11.01, such termination shall, subject to Section 11.03, be without liability of either party (or any equityholder, director, officer, employee, agent, consultant or Representative of such party) to the other party to this Agreement; provided that the Confidentiality Agreement, the provisions of this Section 11.02 and the provisions of Section 6.01, Section 7.04 and Article 12 shall survive any such termination; and provided, further, that, subject to Section 11.03, if such termination shall result from Fraud or the Willful Breach of such other party prior to the time of such termination, such party shall be fully liable for any and all damages and Liabilities of any kind, character or description incurred or suffered by another party as a result thereof.

Section 11.03.     Termination Fee and Related Matters.

(a)               If this Agreement is terminated (i) by Seller Parent pursuant to Section 11.01(a)(v) or Section 11.01(a)(vi) or (ii) by Buyer or Seller Parent pursuant to Section 11.01(a)(ii), at a time when Seller Parent had the right to terminate the Agreement pursuant to Section 11.01(a)(v) or Section 11.01(a)(vi) (for purposes of this clause (ii), in each case, without giving effect to any notice requirement or cure period or right set forth therein), then Buyer shall pay or cause to be paid to Sellers an amount in cash equal to $33,000,000 by wire transfer in immediately available funds (the “Termination Fee”)

within one (1) Business Day following such termination to an account designated by Seller Parent by notice to Buyer.

(b)               In no event shall Buyer be required to pay (or Sellers (or any other Person) shall be entitled to collect) the Termination Fee more than once (or after receipt thereof, any portion thereof or any further funds or amounts).  For the avoidance of doubt, under no circumstances shall Sellers (or any other Person) be permitted or entitled to receive both a grant of specific performance under Section 13.08 to cause the Equity Financing Sources to cause the Equity Financing to be funded and to cause Buyer to effect the Closing in accordance with Section 2.09, on the one hand, and payment of the Termination Fee, on the other hand.  Each of the parties hereto agrees, on behalf of itself and its respective Affiliates, successors and assigns, that (x) the Liabilities and Damages that may be incurred or suffered by Sellers in circumstances in which the Termination Fee is payable are uncertain and difficult to ascertain, (y) the Termination Fee represents a reasonable estimate of probable Liabilities and Damages incurred or suffered by Sellers in these circumstances and (z) such amount is not excessive or unreasonably large, given the parties’ intent and dealings with each other, and shall not be argued by any party to be or be construed as a penalty, and each party expressly waives any right to argue, assert or claim any of the foregoing in any dispute among the parties and/or any of their respective Affiliates, successors or assigns, arising out of this Agreement.

(c)               In the event that this Agreement is terminated pursuant to Section 11.01, (i) under circumstances in which the Termination Fee is payable under Section 11.03(a), Seller Parent’s receipt of the Termination Fee in full and (ii) under circumstances in which the Termination Fee is not payable under clause (a), Seller Parent’s right to seek damages in an amount not to exceed the Termination Fee shall be the sole and exclusive remedy of Sellers against Buyer and its former, current and future directors, managers, officers, employees, counsel, financial advisors, auditors, agents, other authorized representatives, stockholders, Affiliates (including, for the avoidance of doubt, the Equity Financing Sources and the Guarantors) and assignees (collectively, but excluding Buyer, the “Buyer Related Parties”) for any damages suffered as a result of the failure of the Closing to be consummated or for a breach or failure to perform hereunder, and neither Buyer nor any Buyer Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (other than in respect of the parties’ obligations under the Confidentiality Agreement); provided that the foregoing shall not limit the ability of Sellers or the Purchased Subsidiaries (x) to recover Enforcement Costs pursuant to Section 11.03(d), and any such Enforcement Costs shall not reduce the amount of the Termination Fee and (y) to seek and obtain specific performance to the extent expressly permitted under, and in accordance with, the terms and conditions set forth therein and herein (A) against Buyer hereunder, (B) against the Guarantors under the Guarantee or (C) against the Buyer to enforce its rights against the Equity Financing Sources under the Equity Commitment Letter to the extent expressly permitted under, and in accordance with, the terms and conditions set forth therein and herein, in each case to the extent permitted by Section 13.08, it being acknowledged and agreed that in no event shall Seller be entitled to receive both the Termination Fee and Enforcement Costs, on the one hand, and specific performance in accordance with

Section 13.08(b) on the other hand; provided further that in no event shall Sellers be entitled to receive the Termination Fee and Enforcement Costs (if any) more than once.

(d)               Buyer acknowledges that the agreements contained in this Section 11.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Sellers would not enter into this Agreement.  Accordingly, if Buyer fails promptly to pay any amount due pursuant to this Section 11.03, and, in order to obtain such payment, Sellers commence an Action that results in a judgment against the Buyer for any such deficiency, Buyer shall also pay any reasonable and documented out-of-pocket costs and expenses incurred by Sellers in connection with enforcing this Agreement (including by legal action), together with interest on the amount of such unpaid Termination Fee, costs and expenses, at a rate per annum equal to the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof is due, accruing from the date such Termination Fee, cost or expense was required to be paid to (but excluding) the payment date (the “Enforcement Costs”); provided that in no case will the Enforcement Costs payable pursuant to this clause (d) exceed $2,000,000.

(e)               Notwithstanding Section 13.11 and anything to the contrary in this Agreement, the maximum aggregate liability of Buyer and the Buyer Related Parties following the termination of this Agreement, including for any losses, damages, costs or expenses of Sellers Group related to the failure of the transactions contemplated by this Agreement, or a breach of this Agreement by Buyer or otherwise, shall not exceed the sum of the Termination Fee, the Enforcement Costs and the amount of cost and expense reimbursement obligations pursuant to Section 5.05(c) (such aggregate amount, the “Liability Limitation”), and in no event shall Sellers or any of its Affiliates seek any amount in excess of the Liability Limitation (including consequential, indirect or punitive damages) following the termination of this Agreement or the transactions contemplated by this Agreement or in respect of any other transaction documents, whether in contract or in tort or otherwise, or whether at law or in equity; provided that the foregoing shall not limit any Action against a counterparty to the Confidentiality Agreement (or receipt of damages in respect thereof from such counterparty) for breach of the Confidentiality Agreement.

(f)                Notwithstanding the foregoing, nothing in this Section 11.03 shall in any way limit or modify the rights of Buyer and its Affiliates under the Debt Commitment Letter or the obligations of the Debt Financing Sources under the Debt Commitment Letter.

Article 12
Survival and Indemnification

Section 12.01.     Survival of Representations, Warranties and Agreements.  The representations and warranties of the parties hereto contained in this Agreement shall not survive the Closing and there shall be no liability in respect thereof, whether such liability has accrued prior to, at or after the Closing, on the part of any party, its Affiliates and their respective directors, officers, employees, stockholders, partners, members, advisors or other Representatives.  The covenants and agreements of the parties hereto contained in this Agreement, or in any certificate or other writing delivered pursuant hereto or in connection herewith, shall not survive the Closing, except to the extent such covenants and agreements by their terms are to be performed in whole or in part at or after the Closing, which covenants and agreements shall survive in accordance with their terms.  Notwithstanding the preceding sentences, any covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences if notice of the potential inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.  For the avoidance of doubt, nothing in this Section 12.01 shall address any Taxes that constitute Indemnified Taxes (determined without regard to the proviso in the definition of such term), which shall be governed exclusively by Sections 8.06 and 8.07.  Notwithstanding the foregoing, nothing in this Section 12.01 shall limit or affect (a) the covenants and agreements of the parties that by their terms are to be performed in whole or in part at or after the Closing, which shall survive in accordance with their terms, or (b) the indemnification obligations set forth in Section 12.02(a) and Section 12.02(b), which such Section 12.02(a) and Section 12.02(b) shall survive the Closing indefinitely (or, if required by Law, until ninety (90) days following the expiration of the applicable statute of limitations) and shall not be subject to any survival cut-off, subject to Section 12.02(d).

Section 12.02.     Indemnification.

(a)               Effective at and after the Closing, Seller Parent shall indemnify and defend the Buyer Indemnified Parties against, and agrees to hold each of them harmless from, and will pay, compensate or reimburse the Buyer Indemnified Parties for (regardless of whether or not relating to a Third Party Claim), any and all Damages suffered or incurred by any Buyer Indemnified Party (including, for the avoidance of doubt, Damages related to claims between or among the parties hereto) to the extent directly arising out of or resulting from, without duplication:

(i)                     any Excluded Liability and any Excluded Asset;

(ii)                   the Pre-Signing UK Restructuring and the Pre-Closing Restructuring, other than (A) any Assumed Liabilities and (B) any Tax described in clause (b) of the definition of Indemnified Tax, which shall be governed exclusively by Sections 8.06 and 8.07; and

(iii)                 the ownership or operation of the Retained Business on or after the Closing Date.

(b)               Effective at and after the Closing, Buyer shall indemnify and defend Sellers and their Affiliates and each of their respective managers, officers, directors, employees, successors and assigns (collectively, the “Seller Indemnified Parties”) against, and agrees to hold each of them harmless from, any and all Damages suffered or incurred by any Seller Indemnified Party (including, for the avoidance of doubt, Damages related to claims between or among the parties hereto) to the extent directly arising out of or resulting from, without duplication:

(i)                     any Assumed Liability or Purchased Asset; and

(ii)                   the ownership or operation of the Business on or after the Closing Date.

(c)               Any indemnification pursuant to this Section 12.02 shall be subject to the procedures and limitations set forth in Sections 12.03, 12.04, 12.05, 12.06, 12.07 and 12.09, except as otherwise specified in such Sections.

(d)               For the avoidance of doubt, nothing in Section 12.02(a) shall address any Taxes that constitute Indemnified Taxes (determined without regard to the proviso in the definition of such term), which shall be governed exclusively by Section 8.06 and 8.07. Notwithstanding anything to the contrary herein, any indemnification for Taxes pursuant to this Section 12.02 shall survive until ninety (90) days after the expiration of any statute of limitations applicable to the underlying Tax.

(e)               Notwithstanding anything to the contrary in this Agreement, the indemnification obligations of (x) Seller Parent under Section 12.02(a), and (y) Buyer under Section 12.02(b), (A) shall not be subject to the limitations set forth in Section 12.03, and (B) shall survive the Closing without time limit (or, if later, until ninety (90) days following the expiration of the applicable statute of limitations) (save with respect to (i) Buyer’s indemnification obligation under Section 12.02(b)(i) insofar as it relates to the Assumed Liability in Section 2.04(e) or (ii) any other Buyer’s obligation or liability under this Agreement that otherwise relates to a breach of the covenants in Section 8.01(f) or Section 8.01(g) by Buyer, which shall survive the Closing for a period of four years following the end of the accounting period of Seller Parent or UK Seller (as relevant) in which Closing occurs (provided for the avoidance of doubt that this time limit shall not preclude Buyer’s liability for any claim notified before that time in respect of a Tax liability which is contingent, but provided that the Buyer’s liability to make payment only arises if such contingent liability becomes an actual liability) and for which the Buyer’s aggregate liability shall not exceed $20,000,000), it being acknowledged that Buyer has no obligation under clause (x) to pursue recovery for such matters under the R&W Insurance Policy and may recover from Seller Parent directly.

(f)                For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, including Section 3.28, the fact that a matter is addressed by a representation set forth in Article 3 or Article 4 shall not be a defense to the indemnification obligations of (x) Seller Parent under Section 12.02(a)(i) or (y) Buyer under Section 12.02(b)(i) (whether or not such representation or warranty is true and correct).

Section 12.03.     Limitations of Liabilities.  With respect to the indemnification obligations of (a) Sellers for (i) Taxes described in clauses (b) and (c) of the definition of Indemnified Tax pursuant to Section 8.06 and (ii) Section 12.02(a) and (b) Buyer

pursuant to Section 12.02(b), the aggregate liability of such Persons shall not exceed the Base Purchase Price.  Notwithstanding the foregoing, the limitations in this Section 12.03 shall not apply to (x) Damages arising out of or relating to Fraud or (y) Taxes described in clause (a) of the definition of Indemnified Tax.

Section 12.04.     Third-Party Claim Procedures.

(a)               The party seeking indemnification under this Article 12 (the “Indemnified Party”) agrees to give prompt written notice to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any Action by any third party (“Third-Party Claim”) in respect of which indemnity may be sought under such Section.  Such notice shall set forth in reasonable detail such Third-Party Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party).  The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have materially prejudiced the Indemnifying Party.

(b)               The Indemnifying Party shall be entitled to participate in the defense of any Third-Party Claim and, subject to the limitations set forth in this Section 12.04, shall be entitled to control and appoint lead counsel reasonably satisfactory to the Indemnified Party for such defense, in each case at its own expense, except if (i) the claim relates to or arises from a criminal matter, (ii) the claim seeks as primary remedy injunctive or other equitable relief against the Indemnified Party, (iii) such Indemnifying Party refuses to confirm to the Indemnified Party in writing that such Indemnifying Party shall be fully responsible (based on facts and information then available) for all Damages relating to such Third-Party Claim, including for all Damages related to the defense and settlement thereof, (iv) the Indemnifying Party has failed to vigorously prosecute or defend such Third-Party Claim or (v) the Indemnifying Party does not have adequate financial resources to reasonably assure the Indemnified Party that such Indemnifying Party can satisfy its indemnification obligations hereunder with respect to such Third-Party Claim.

(c)               If the Indemnifying Party shall assume the control of the defense of any Third-Party Claim in accordance with the provisions of this Section 12.04, (i) the Indemnifying Party shall (A) cooperate and consult with the Indemnified Party in connection with such Third-Party Claim and (B) obtain the prior written consent, of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of, or otherwise conceding or abandoning, such Third-Party Claim, unless (x) the settlement expressly and unconditionally releases the Indemnified Party and its Affiliates from all Liabilities and obligations with respect to such Third-Party Claim or provides for a dismissal with prejudice of all claims against the Indemnified Party and its Affiliates and does not include any finding or admission of violation of Law, fault or culpability of the Indemnified Party or any of its Affiliates, (y) the settlement does not impose any injunctive or other equitable relief against the Indemnified Party or any of its Affiliates and (z) the only relief is monetary damages paid in full by the Indemnifying Party in accordance with the terms of such settlement and (ii) the Indemnified Party shall be entitled to participate in the defense of any Third-Party Claim and to employ separate counsel of its choice for such purpose.  The reasonable out of pocket fees and expenses of such separate counsel shall be paid by the Indemnified Party.

(d)               If notice is given to the Indemnifying Party of the assertion of any Third Party Claim and the Indemnifying Party does not, within ten (10) Business Days after the Indemnified Party’s notice is given, give notice to the Indemnified Party of its election to assume the defense of such Third Party Claim, the Indemnifying Party will be entitled to participate in the defense of such Third Party Claim at its own cost and expense.

(e)               The Indemnified Party shall not admit liability in respect of any Third-Party Claim, nor enter into any settlement of, or otherwise concede or abandon, such Third-Party Claim, without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(f)                Each party shall cooperate, and cause its Affiliates to cooperate, in the defense or prosecution of any Third-Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith, to the extent possible without waiving the attorney-client privilege, work product doctrine, joint defense privilege, common interest privilege, or other privilege protection.

(g)               Notwithstanding anything to the contrary herein, Section 8.07 (and not this Section 12.04) shall apply with respect to any Third-Party Claims related to Taxes.

Section 12.05.     Direct Claim Procedures.  In the event an Indemnified Party has a claim for indemnity under Section 12.02 against an Indemnifying Party that does not involve a Third-Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party.  Such notice shall set forth in reasonable detail such claim and the basis for indemnification and the amount of such Damages incurred or that such Indemnified Party reasonably estimates in good faith is likely to be incurred in connection with such claim (taking into account the information then available to the Indemnified Party).  The failure to so notify the Indemnifying Party as promptly as practicable within the notice period shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have materially prejudiced the Indemnifying Party.  Following such notice, the parties shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of jurisdiction determined pursuant to Section 13.06.  Notwithstanding anything to the contrary herein, Section 8.07 (and not this Section 12.05) shall apply with respect to any claims related to Taxes.

Section 12.06.     Calculation of Damages.

(a)               The amount of any Damages payable under Section 12.02 by the Indemnifying Party shall be net of (i) any amounts actually recovered by the Indemnified Party or its Affiliates under applicable insurance policies or from any other Person therefor (net of any reasonable and documented expenses (including Taxes) incurred by the Indemnified Party or its Affiliates in collecting such amounts or increased premiums) and (ii) the amount of any reduction in Taxes payable in respect of a Purchased Subsidiary organized outside of the United States, determined on a “with and without” basis, arising from the incurrence or payment of any such Damages in the taxable year in which the Indemnifying Party makes payment under Section 12.02 or in the next succeeding taxable year (a “Section 12.02 Tax Benefit”).  If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or out-of-pocket expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount actually received by the Indemnified Party, net of any reasonable and documented expenses (including Taxes) incurred by such Indemnified Party in collecting such amount and increased premiums. To the extent any Indemnified Party or any of its Affiliates realizes any Section 12.02 Tax Benefit in the next succeeding taxable year following the taxable year in which the Indemnifying Party make an indemnification payment under Section 12.02, which Section 12.02 Tax Benefit was not taken into account in the determination of such indemnification payment, then the Indemnified Party shall promptly pay to the Indemnifying Party the amount of such Section 12.02 Tax Benefit up to the amount of such indemnification payment.

(b)               The Indemnifying Party shall not be liable under Section 12.02 for any Damages relating to the calculation of the Purchase Price under Article 2.

(c)               Each Indemnified Party must use commercially reasonable efforts to mitigate in accordance with Applicable Law any Damages for which such Indemnified Party seeks indemnification under this Agreement, it being understood and agreed that no Indemnifying Party shall be liable to any Indemnified Party for any Damages to the extent arising from such Indemnified Party’s failure to mitigate; provided that no Indemnified Party shall be required to incur out-of-pocket expenses or commence litigation or take any action that would reasonably be expected to materially disrupt the business operations or material business relationships of the Business.  If such Indemnified Party mitigates its Damages after the Indemnifying Party has paid the Indemnified Party under any indemnification provision of this Agreement in respect of that Damage, the Indemnified Party must notify the Indemnifying Party and pay to the Indemnifying Party the extent of the value of the benefit to the Indemnified Party of that mitigation (less the Indemnified Party’s reasonable costs of mitigation) within ten (10) Business Days after the benefit is received.

(d)               Each Indemnified Party and its Affiliates shall use commercially reasonable efforts to collect any amounts available under insurance coverage, or from any other Person alleged to be responsible (in each case, for the avoidance of doubt, without any obligation to sue), for any Damages payable under Section 12.02.  Without prejudice to the prior sentence, the Indemnified Parties are not required to pursue claims against any insurance policy or third party prior to being eligible for any payment for any Damages from any Indemnifying Party under this Agreement, but any recovery in respect of the same Damages received by the Indemnified Party after payment is made by the Indemnifying Party hereunder shall be remitted to the Indemnifying Party.

(e)               Any indemnification payment made pursuant to this Agreement shall be treated by Buyer and Sellers as an adjustment to the Purchase Price for Tax purposes.

Section 12.07.     Release.

(a)               Effective as of the Closing (but only if the Closing actually occurs), except for any rights or obligations under this Agreement and the other Transaction Documents, each Seller, on behalf of itself and each of its Subsidiaries (excluding the Purchased Subsidiaries) and each of its and their respective past, present and/or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Seller Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges Buyer and its Affiliates (including the Purchased Subsidiaries), and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Buyer Released Parties”) of and from any and all Actions, executions, judgments, duties, debts, dues, accounts, bonds, Contracts and covenants (whether express or implied) and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise) which the Seller Releasing Parties may have against each of the Buyer Released Parties, now or in the future, in each case in respect of any cause, matter or fact relating to the Purchased Subsidiaries, the Business or any actions taken or failed to be taken by any of the Buyer Released Parties in any capacity related to the Purchased Assets, Purchased Subsidiaries or the Business occurring or arising on or prior to the Closing Date; provided, however, that nothing contained in this Section 12.07(a) shall be deemed to waive Sellers’ or any Seller Releasing Party’s rights, or release any Buyer Released Party from its obligations and liabilities, (i) under this Agreement or the other Transaction Documents, (ii) arising out of ordinary course commercial relationships unrelated to the transactions contemplated by this Agreement, or (iii) arising out of Fraud.

(b)               Effective as of the Closing (but only if the Closing actually occurs), except for any rights or obligations under this Agreement and the other Transaction Documents, Buyer, on behalf of itself and each of its Subsidiaries (including the Purchased Subsidiaries) and each of its and their respective past, present and/or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Buyer Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges each Seller and its Affiliates (excluding the Purchased Subsidiaries), and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Seller Released Parties”), of and from any and all Actions, executions, judgments, duties, debts, dues, accounts, bonds, Contracts and covenants (whether express or implied) and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise) which the Buyer Releasing Parties may have against each of the Seller Released Parties, now or in the future, in each case in respect of any cause, matter or fact relating to the Purchased Subsidiaries, the Business or any actions taken or failed to be taken by any of the Seller Released Parties in any capacity related to the Purchased Assets, Purchased Subsidiaries or the Business occurring or arising on or prior to the Closing Date; provided, however, that nothing contained in this Section 12.07(b) shall be deemed to waive Buyer’s or any Buyer Releasing Party’s rights, or release any Seller Released Party from its obligations and liabilities, (i) under this Agreement or the other Transaction Documents, (ii) arising out of ordinary course commercial relationships unrelated to the transactions contemplated by this Agreement, (iii) any employment agreement for individuals continuing to be employed by a Purchased Subsidiary following the Closing, (iv) the rights of any employees, officers, directors or equityholders under the exculpation provisions of such Purchased Subsidiary’s Governing Documents, any applicable D&O indemnification agreement or insurance policy or (v) arising out of Fraud.

Section 12.08.     Exclusivity.  After the Closing, Sections 12.02 and 13.08 will provide the exclusive remedy for any claim (other than any claim for Fraud) arising out of this Agreement or the transactions contemplated hereby (other than claims with respect to the determination of the Final Purchase Price, which shall be resolved in accordance with Section 2.11), provided that nothing herein shall be construed to limit any remedy set forth in any other Transaction Document.  Notwithstanding anything to the contrary, any claims involving Fraud shall not be barred by the expiration of any survival period set forth in Section 12.01 or otherwise.

Section 12.09.     R&W Insurance Policy.  Buyer shall obtain a representations and warranties insurance policy with respect to the representations or warranties of Sellers set forth in Article 3 of this Agreement (each, a “R&W Insurance Policy”), to be bound as of the Closing Date, the fees, costs and expenses of which shall be borne by Buyer.  Buyer has provided Seller Parent a true and complete copy or the insurance binder relating to, and the form of, each R&W Insurance Policy, and shall as soon as reasonably practicable following the Closing provide a true and complete copy of each final and issued R&W Insurance Policy.  Each such R&W Insurance Policy shall at all times provide that:

(a)               the insurer shall have no, and shall waive and not pursue any and all, subrogation rights or other rights of contribution or recovery against any Seller or any of their respective Affiliates, provided that the foregoing waiver shall not apply with respect to any claim arising out of or relating to Fraud by any Seller or any of their respective Affiliates;

(b)               each Seller is a third-party beneficiary of such waiver and such waiver shall not be amended without the prior written consent of Seller; and

(c)               Buyer shall have no obligation to pursue any claim against any Seller in connection with any damage, loss, liability or expense.

Article 13
Miscellaneous

Section 13.01.     Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Buyer, to:

Janus Buyer LP

c/o Altaris, LLC
31 W. 52nd Street, 17th Floor
New York, NY 10019

Attention:	Nicholas Fulco
Email:	[***]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Attention:	David Feirstein, P.C.; Laura Sullivan, P.C.; Heath Mayo
Email:	david.feirstein@kirkland.com; laura.sullivan@kirkland.com;
heath.mayo@kirkland.com

if to Sellers, to:

Camelot UK Bidco Limited

70 St. Mary Axe

London EC3A 8BE

United Kingdom

Attention:	John Doulamis, General Counsel
E-mail:	[***]

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:	Daniel Brass
E-mail:	daniel.brass@davispolk.com

or such other address as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received during normal business hours in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

Section 13.02.     Amendments and Waivers.

(a)               Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.  No waiver of any default, breach, right, obligation or other matter shall be deemed to extend to any subsequent default, breach, right, obligation or other matter.

(b)               No failure or delay by any party in exercising any right, power or privilege hereunder shall impair such right or remedy or operate or be construed as a waiver or variation thereof nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c)               The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(d)               This Section 13.02 is subject to Section 13.15.

Section 13.03.     Expenses.  Except as otherwise expressly provided herein or in any Transaction Document, all costs and expenses incurred in connection with this Agreement or any Transaction Document shall be paid by the party (including its Affiliates) incurring such cost or expense.

Section 13.04.     Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

Section 13.05.     Governing Law.  Subject to Section 13.15, this Agreement, and any claims arising out of or in connection with this Agreement, shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 13.06.     Jurisdiction.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Delaware Court of Chancery (or, if the Delaware Court of Chancery shall not accept jurisdiction, any federal court of the United States of America sitting in the State of Delaware, or if such courts shall not accept jurisdiction, any state court of the State of Delaware), and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.01 shall be deemed effective service of process on such party.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, AND SHALL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  This Section 13.06 is subject to Section 13.15.

Section 13.07.     Counterparts; Effectiveness; No Third-Party Beneficiaries.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  Subject to Section 13.15, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

Section 13.08.     Specific Performance.

(a)               The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement (including failing to take such actions as are required of the applicable party hereunder to consummate the transactions contemplated hereby) were not performed in accordance with the terms hereof.  It is accordingly agreed that, subject to Section 13.08(b), the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement, the Guarantee and/or the Equity Commitment Letter by any other party and to specifically enforce the terms and provisions of this Agreement, the Guarantee and/or the Equity Commitment Letter  (in each case, subject to the terms and conditions set forth therein) to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of any other party, in the courts specified by Section 13.06, and appropriate injunctive relief may be applied for and granted in connection therewith, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity.  Each party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy.  The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

(b)               Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that (i) Sellers shall only be entitled to specific performance to enforce its rights as a third party beneficiary pursuant to the terms of the Equity Commitment Letter against the Equity Financing Sources and to cause the Equity Financing to be funded (including by filing, or by requiring Buyer to file, and litigating one or more lawsuits against the Equity Financing Sources in order to fully enforce the Equity Financing Sources’ obligations, and the rights of Buyer, thereunder) and to cause Buyer to effect the Closing in accordance with Section 2.09 and pay any amounts that may become due hereunder if and only if (w) all of the conditions set forth in Section 10.01 and Section 10.02 have been satisfied or waived by Buyer (other than those conditions (A) that by their terms or nature are to be satisfied at the Closing and (B) the failure of which to be satisfied is caused by, or results from, a breach by Buyer of this Agreement), (x) the Debt Financing has been or will be funded at the Closing assuming the Equity Financing is funded, (y) Sellers have confirmed in writing that if specific performance is granted and the Financing is funded, then each of them is ready, willing and able to take the actions within the applicable Seller’s control to consummate the Closing and (z) the Closing shall not have occurred within five (5) Business Days after delivery of such notice; provided, that notwithstanding anything in this Section 13.08 to the contrary, Seller shall not be permitted to terminate this Agreement pursuant to Section 11.01(a)(ii) during such five (5) Business Day period following delivery of the written confirmation referred to in clause (y) above; provided, further, that Sellers shall remain ready to consummate the Closing as of immediately prior to the expiration of such five (5) Business Day period and (ii) for the avoidance of doubt, Sellers shall be entitled to seek specific performance pursuant to Section 13.08(a) to cause Buyer to enforce the terms of the Debt Commitment Letter in accordance with, to the extent required under and subject to the terms and conditions of Section 6.04.

(c)               Buyer acknowledges and agrees that Sellers may pursue both a grant of specific performance under this Section 13.08 and the payment of the Termination Fee and other amounts payable pursuant to Section 11.03; provided that under no circumstances shall Sellers (or any other Person) be permitted or entitled to receive both a grant of specific performance under Section 13.08 to cause the Equity Financing Sources to cause the Equity Financing to be funded and to cause Buyer to effect the Closing in accordance with Section 2.09, on the one hand, and payment of the Termination Fee, on the other hand.

Section 13.09.     Entire Agreement.  The Transaction Documents and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

Section 13.10.     Bulk Sales Laws.  Buyer acknowledges that Sellers have not taken, and do not intend to take, any action that may be required to comply with the provisions of all Applicable Laws relating to bulk transfers or similar provisions in connection with the transfer of the Interests and the Purchased Assets.  Buyer shall not withhold any portion of the Purchase Price based on such non-compliance.

Section 13.11.     Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible. Notwithstanding anything to the contrary in this Agreement, no provision of this Agreement shall be construed or enforced in a manner that would result in the aggregate liability of the Guarantors under or in connection with the Guarantee exceeding the liability limitation set forth therein, and in no event shall this Agreement be enforced against the Guarantors without giving effect to such liability limitation.

Section 13.12.     Disclosure Schedule.  The parties acknowledge and agree that (a) items, information or other matters disclosed on the Disclosure Schedule are not necessarily limited to items, information or matters required to be reflected therein, (b) the disclosure of any items, information or matters on the Disclosure Schedule that are not required by this Agreement to be so included are solely for the convenience of Buyer, (c) the disclosure by Sellers of any item, information or matter on the Disclosure Schedule shall not be deemed to constitute an acknowledgement by Sellers that the item, information or matter is required to be disclosed by the terms of this Agreement or that the item, information or matter is material, (d) if any section of the Disclosure Schedule lists an item, information or matter in such a way as to make its responsiveness to the disclosure required by or provided in another section of the Disclosure Schedule or the representations and warranties contained in any section of Article 3 reasonably apparent, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedule, (e) except as provided in clause (d) above, headings have been inserted in the Disclosure Schedule for convenience of reference only, (f) the Disclosure Schedule is qualified in its entirety by reference to specific provisions of this Agreement and (g) the Disclosure Schedule and the content disclosed therein are not intended to constitute or broaden, and shall not be construed as constituting or broadening, representations or warranties or covenants of Sellers except as, and to the extent provided in, this Agreement.  Without limiting the generality of the foregoing, all references in the Disclosure Schedule to the enforceability of agreements with third parties, the existence or non-existence of third-party rights, the absence or existence of breaches or defaults by any Seller, any of their respective Subsidiaries or third parties, or similar matters or statements, are intended only to allocate rights and risks among the parties to this Agreement and are not intended to be admissions against interests, give rise to any inference or proof of accuracy or be admissible against any party by or in favor of any Person who is not a party to this Agreement.

Section 13.13.     No Right to Set-Off.  Except with respect to Section 8.03(c), Buyer, on its own behalf and on behalf of its Affiliates (including after the Closing, the Purchased Subsidiaries), hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment, or similar rights that Buyer and its Affiliates have or may have with respect to the payment of the Purchase Price or any other payments to be made by Buyer pursuant to this Agreement or any other Transaction Document.

Section 13.14.     No Recourse.  Without limiting any other express provision of this Agreement or any applicable Transaction Document, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of or relate to, this Agreement or any Transaction Document, or the negotiation, execution or performance of this Agreement or any Transaction Document, may only be made against the parties expressly named hereto or thereto, as applicable, and no former, current or future Affiliates, officers, directors, managers, employees, equityholders, members, partners, agents, representatives or assigns of any Seller or Buyer or Buyer Related Party, in each case, who are not a named party to this Agreement or such Transaction Document shall have any liability for any obligations of the parties hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or thereby.

Section 13.15.     Debt Financing Sources.  Notwithstanding anything in this Agreement to the contrary, each Seller, on behalf of itself and its Subsidiaries, hereby:  (a) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving any Debt Financing Sources Related Party, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof, and each party hereto irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, and such Action (except to the extent relating to the interpretation of any provisions in this Agreement) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (b) agrees not to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources Related Party in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (c) agrees that service of process upon Seller or its Subsidiaries in any such Action or proceeding shall be effective if notice is given in accordance with Section 13.01, (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law all rights of trial by jury in any Action brought against the Debt Financing Sources Related Parties in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) agrees that no Debt Financing Sources Related Party shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature and (g) agrees that the Debt Financing Sources Related Parties are express third-party beneficiaries of, and may enforce, the foregoing agreements in this Section 13.15, Section 13.02 and Section 13.04 and such provisions (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section) shall not be amended in any way materially adverse to any Debt Financing Sources Related Party without the prior written consent of each Debt Financing Source party to the Debt Commitment Letter related to such Debt Financing Sources Related Party; provided, for the avoidance of doubt, that nothing in this Section 13.15 shall limit the rights of any Purchased Subsidiary against the Debt Financing Source of any Debt Financing Sources Related Party upon and after the Closing.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CAMELOT UK BIDCO LIMITED

By:	/s/ Andrew Wright
	Name:	Andrew Wright
	Title:	Vice President, Global Controller

CLARIVATE ANALYTICS (UK) LIMITED

By:	/s/ Andrew Wright
	Name:	Andrew Wright
	Title:	Vice President, Global Controller

CAMELOT U.S. ACQUISITION LLC

By:	/s/ Jonathan Collins
	Name:	Jonathan Collins
	Title:	Executive Vice President &
Chief Financial Officer

JANUS BUYER, LP

By:	/s/ Nicholas Fulco
	Name:	Nicholas Fulco
	Title:	Chief Executive Officer

Exhibit A

Guarantee

[Omitted]

Exhibit B

Accounting Policies & Illustrative Purchase Price Calculation

[Omitted]

Exhibit C

Pre-Closing Restructuring Plan

[Omitted]

Exhibit D

Form of Transition Services Agreement

[Omitted]

Exhibit E

Form of Content License Agreement

[Omitted]

Exhibit F

Form of Data Access and Services Agreement

[Omitted]

Exhibit G

Form of Reseller Agreement

[Omitted]

Exhibit H

Form of Global Employee Interim Services Agreement

[Omitted]

Exhibit I

Net Working Capital Components

[Omitted]

Exhibit J

Excluded Current Assets & Excluded Current Liabilities

[Omitted]

Exhibit K

Form of Seller Note

[Omitted]

Schedule I

Purchased Subsidiaries

[Omitted]